      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 26, 1998

                                                      REGISTRATION NO. 333-49439
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            TIME WARNER TELECOM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

               DELAWARE                                  4813                                 84-1452416
   (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NO.)

                             5700 S. QUEBEC STREET
                          GREENWOOD VILLAGE, CO 80111
                                 (303) 566-1000
            (ADDRESS, INCLUDING EACH ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                DAVID J. RAYNER
                            VICE PRESIDENT, FINANCE
                            TIME WARNER TELECOM INC.
                             5700 S. QUEBEC STREET
                          GREENWOOD VILLAGE, CO 80111
                                 (303) 566-1000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                                      COPIES TO:
        WILLIAM P. ROGERS, JR.                      PETER R. HAJE                        FAITH D. GROSSNICKLE
       CRAVATH, SWAINE & MOORE           EXECUTIVE VICE PRESIDENT, SECRETARY             SHEARMAN & STERLING
           WORLDWIDE PLAZA                       AND GENERAL COUNSEL                     599 LEXINGTON AVENUE
          825 EIGHTH AVENUE                        TIME WARNER INC.                   NEW YORK, N.Y. 10022-6069
      NEW YORK, N.Y. 10019-7415                  75 ROCKEFELLER PLAZA                       (212) 848-4000
            (212) 474-1270                       NEW YORK, N.Y. 10019
                                                    (212) 484-8000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

                                EXPLANATORY NOTE

     THIS REGISTRATION STATEMENT CONTAINS TWO FORMS OF PROSPECTUS: ONE TO BE USED IN CONNECTION WITH AN OFFERING OF THE REGISTRANT'S CLASS A COMMON STOCK IN THE UNITED STATES AND CANADA (THE 'U.S. PROSPECTUS'), AND ONE TO BE USED IN A CONCURRENT OFFERING OF THE REGISTRANT'S CLASS A COMMON STOCK OUTSIDE THE UNITED STATES AND CANADA (THE 'INTERNATIONAL PROSPECTUS' AND TOGETHER WITH THE U.S. PROSPECTUS, THE 'PROSPECTUSES'). THE PROSPECTUSES ARE IDENTICAL EXCEPT FOR THE FRONT COVER PAGE. THE U.S. PROSPECTUS IS INCLUDED HEREIN AND IS FOLLOWED BY THE ALTERNATE FRONT COVER PAGE TO BE USED IN THE INTERNATIONAL PROSPECTUS. THE ALTERNATE PAGE FOR THE INTERNATIONAL PROSPECTUS INCLUDED HEREIN IS LABELED 'ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS.' FINAL FORMS OF EACH PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER RULE 424(b) OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED MAY 26, 1998


                                     SHARES
                                     [LOGO]

                            TIME WARNER TELECOM INC.
                              CLASS A COMMON STOCK

                            ------------------------
ALL OF THE          SHARES OF CLASS A COMMON STOCK OFFERED HEREBY ARE BEING SOLD
BY THE COMPANY. OF THE          SHARES OF CLASS A COMMON STOCK BEING OFFERED
  HEREBY,        SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND
    CANADA BY THE U.S. UNDERWRITERS AND       SHARES ARE BEING OFFERED
     INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL
       UNDERWRITERS. SEE 'UNDERWRITERS.' PRIOR TO THE STOCK OFFERING, THERE
        HAS BEEN NO PUBLIC MARKET FOR THE CLASS A COMMON STOCK OF THE
         COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC
          OFFERING PRICE PER SHARE WILL BE BETWEEN $       AND $       .
           SEE 'UNDERWRITERS' FOR A DISCUSSION OF THE FACTORS CONSIDERED IN
             DETERMINING THE INITIAL PUBLIC OFFERING PRICE.


CONCURRENTLY WITH THE STOCK OFFERING, THE COMPANY WILL MAKE A PUBLIC OFFERING OF
$        MILLION PRINCIPAL AMOUNT OF ITS SENIOR NOTES DUE 2008 AND $
  MILLION PRINCIPAL AMOUNT AT MATURITY OF ITS SENIOR DISCOUNT NOTES DUE
  2008. THE CLOSING OF THE NOTES OFFERING IS CONDITIONED UPON THE CLOSING
     OF THE STOCK OFFERING, BUT THE CLOSING OF THE STOCK OFFERING IS NOT CONDITIONED UPON THE CLOSING OF THE NOTES OFFERING. THE COMPANY HAS
      TWO CLASSES OF AUTHORIZED COMMON STOCK CONSISTING OF CLASS A COMMON
      STOCK OFFERED HEREBY AND CLASS B COMMON STOCK. THE SHARES OF
        COMMON STOCK ARE SUBSTANTIALLY IDENTICAL, EXCEPT THAT HOLDERS OF
        CLASS A COMMON STOCK ARE ENTITLED TO ONE VOTE PER SHARE AND
        HOLDERS OF CLASS B COMMON STOCK ARE ENTITLED TO 10 VOTES PER
        SHARE ON ALL MATTERS SUBMITTED TO A VOTE OF STOCKHOLDERS AND
          EXCEPT THAT CERTAIN MATTERS REQUIRE THE APPROVAL OF 100% OF
          THE OUTSTANDING CLASS B COMMON STOCK, VOTING SEPARATELY AS
           A CLASS. SEE 'DESCRIPTION OF CAPITAL STOCK.' UPON
           COMPLETION OF THE STOCK OFFERING, AFFILIATES OF THE
             COMPANY WILL RETAIN APPROXIMATELY   % OF THE COMBINED
                    VOTING POWER OF THE OUTSTANDING COMMON
                      STOCK. SEE 'PRINCIPAL STOCKHOLDERS.'



                            ------------------------
THE CLASS A COMMON STOCK IS EXPECTED TO BE APPROVED FOR QUOTATION ON THE NASDAQ
       NATIONAL MARKET OF THE NASDAQ STOCK MARKET UNDER THE SYMBOL 'TWTC'

                            ------------------------
      SEE 'RISK FACTORS' BEGINNING ON PAGE 11 FOR INFORMATION THAT SHOULD
                    BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
                           PRICE $           A SHARE
                            ------------------------

                                                                                        UNDERWRITING
                                                                  PRICE TO             DISCOUNTS AND              PROCEEDS TO
                                                                   PUBLIC             COMMISSIONS (1)             COMPANY (2)
                                                            --------------------  ------------------------  ------------------------
Per Share.................................................           $                       $                         $
Total (3).................................................       $                     $                          $

------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriters.'
    (2)  Before deducting expenses payable by the Company estimated at
         $         .
    (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional Shares of Class A Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts
         and commissions and proceeds to Company will be $       , $       , and
         $       , respectively. See 'Underwriters.'


                            ------------------------
    The Shares of Class A Common Stock are offered, subject to prior sale, when, as and if issued to and accepted by the Underwriters named herein and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the Shares of Class A Common Stock
will be made on or about             , 1998 at the office of Morgan Stanley &
Co. Incorporated, New York, NY, against payment therefor in immediately available funds.


                            ------------------------
                          JOINT BOOK-RUNNING MANAGERS
MORGAN STANLEY DEAN WITTER                                       LEHMAN BROTHERS
              , 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

[INSIDE FRONT COVER PAGE]

                 [On the inside front cover there will be a map
                       showing the Company's operations.]

                            ------------------------
     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITERS.'

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE CLASS A COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

     UNTIL           , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE STOCK
OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

     FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE CLASS A COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE CLASS A COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    ----
Prospectus Summary...............................     4
Risk Factors.....................................    11
Use of Proceeds..................................    22
Dividend Policy..................................    22
The Reorganization...............................    23
Capitalization...................................    24
Dilution.........................................    25
Selected Consolidated Financial and Other
  Operating Data.................................    26
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............    28
Business.........................................    37
Management.......................................    52
Certain Relationships and Related Transactions...    60


                                                    PAGE
                                                    ----
Principal Stockholders...........................    63
Description of Certain Indebtedness..............    64
Description of Capital Stock.....................    64
Certain United States Federal Tax Consequences to
  Non-United States Holders of Common Stock......    67
Shares Eligible for Future Sale..................    69
Underwriters.....................................    70
Legal Matters....................................    73
Experts..........................................    73
Additional Information...........................    73
Glossary.........................................    74
Index to Combined Financial Statements...........   F-1


                            ------------------------

     Certain statements contained herein under 'Prospectus Summary,' 'Risk Factors,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business' including, without limitation, those concerning the Company's business and operating strategy, contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under 'Risk Factors.'

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus. As used herein, the term 'Company' refers to Time Warner Telecom Inc., its consolidated and unconsolidated subsidiaries and all operations of the Company that were historically conducted by the Existing Stockholders (as defined herein). The term 'Existing Stockholders' refers to Time Warner Inc. and certain of its subsidiaries (collectively, 'TW'), U S WEST, Inc. and certain of its subsidiaries (collectively, 'U S WEST'), and Advance/Newhouse Partnership ('Newhouse'). TW and U S WEST, through certain subsidiaries, are partners in Time Warner Entertainment Company, L.P. ('TWE'). TWE and Newhouse are partners in Time Warner Entertainment-Advance/Newhouse Partnership ('TWE-A/N'). The term 'TW Cable' refers collectively to the cable systems owned by subsidiaries and divisions of TWE, TWE-A/N and TW. Upon the completion of U S WEST's proposed separation of its communications and media businesses, U S WEST's cable and media business, including all its interests in the Company, will be owned by U S WEST, Inc., which will be renamed MediaOne Group, Inc. The Company was recently formed in connection with a reorganization (the 'Reorganization') of the assets and liabilities of its business, which were previously owned by subsidiaries and divisions of TWE, TWE-A/N and TW (together, the 'Parent Companies'). In connection with the Reorganization, the Existing Stockholders received all the outstanding shares of the Class B Common Stock. Following the Reorganization, TW, U S WEST and Newhouse held 61.95%, 18.88% and 19.17% respectively, of the Class B Common Stock. See 'The Reorganization' and 'Principal Stockholders.' Unless otherwise indicated, the information set forth in this Prospectus gives effect to the transactions described herein under 'The Reorganization' and does not give effect to the exercise of the U.S. underwriters' over-allotment option. See 'Glossary' for definitions of certain other terms used in this Prospectus.


                                  THE COMPANY





     The Company is a leading facilities-based competitive local exchange carrier ('CLEC') in selected metropolitan areas across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers and other carriers. The Company's customers are principally telecommunications-intensive business end-users, long distance carriers ('IXCs'), Internet service providers ('ISPs'), wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications services, including dedicated transmission, local switched, data and video transmission services and certain Internet services. The Company has deployed switches in 16 of its 19 service areas as of March 31, 1998, and management expects that a growing portion of the Company's revenues will be derived from providing switched services. In addition, the Company benefits from its strategic relationship with TW Cable both through network facilities access and cost-sharing. As a result, the Company's networks have been constructed primarily through licensing the use of fiber capacity from TW Cable. As of March 31, 1998, the Company operated networks in 19 metropolitan areas that spanned 6,240 route miles, contained 244,894 fiber glass miles and offered service to 2,711 buildings. Consolidated revenues for the Company, which have historically been primarily derived from private line services, grew by 117.2% for the three months ended March 31, 1998 as compared to the same period in 1997.



     The business of the Company was commenced in 1993 by TW Cable, originally to provide certain telephony services together with cable television. In January 1997, the Company put in place a new management team that is implementing a business strategy focused on exclusively serving business customers, rapidly providing switched services in all the Company's service areas and expanding the range of business telephony services offered by the Company.



     The Company believes that the Telecommunications Act of 1996 (the '1996 Act') and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening all local service areas to competition and requiring incumbent local exchange carriers ('ILECs') to provide increased direct interconnection. According to the Federal Communications Commission (the 'FCC'), in 1996 the total revenues for the telecommunications industry amounted to approximately $222 billion, of which approximately $122 billion was local service and approximately $100 billion was long distance. To capitalize on these significant opportunities, the Company has accelerated its deployment of high capacity digital switches in its service areas and is aggressively marketing switched services to medium- and large-sized businesses.


BUSINESS STRATEGY


     The Company's primary objective is to be a leading CLEC in its existing and future service areas, offering medium- and large-sized businesses superior telecommunications services through advanced networks. The key elements of the Company's business strategy include the following:



          Leverage Existing Fiber Optic Networks. The Company has designed and built its networks to serve geographic locations where management believes there are large numbers of potential customers. As of March 31, 1998, the Company operated networks that spanned 6,240 route miles and contained 244,894 fiber miles. The Company's highly concentrated networks have yet to be fully exploited and provide the capacity to serve a substantially larger base of customers. Management believes that the Company's extensive fiber network capacity allows it to: (i) increase orders substantially from new and existing customers without incurring significant additional capital expenditures and operating expenses; (ii) emphasize its facilities-based services rather than resales of network capacity of other providers; and
     (iii) exert greater control over its services than the Company's competitors that are dependent upon off-net facilities, thereby providing better customer service.



          Expand Switched Services. The Company provided a broad range of switched services in 16 of its service areas as of March 31, 1998, and plans to provide switched services in all of its current service areas by the end of 1999. For the three months ended March 31, 1998, consolidated revenues from switched service grew by 187.0% as compared to the same period in 1997. Because the demand for switched services is greater than for dedicated transport services, and the Company has been rapidly installing switches in its markets, management expects the Company to derive a growing portion of its revenues from switched services.



          Target Medium- and Large-Sized Business Customers. The Company operates networks in metropolitan areas that have high concentrations of medium- and large-sized businesses. Such businesses tend to be telecommunications-intensive and are more likely to seek the greater reliability provided by an advanced network such as the Company's. Thus, management believes that significant economies of scale may be achieved by focusing and intensifying its sales and marketing efforts on such businesses as they are potentially high volume users of the Company's services. To drive revenue growth in these markets, the Company is aggressively expanding its direct sales force to focus on such business customers.



          Interconnect Cities within Clusters. The 19 cities in which the Company currently operates are grouped in six geographic clusters across the United States. The Company plans to interconnect each city within a cluster with broadband, fiber optic facilities of its own or licensed from TW Cable and/or third parties. Interconnecting the cities within a cluster will enable the Company to increase its revenue potential by addressing customers' regional long distance voice, data and video requirements. In 1998, management plans to begin interconnecting cities within the Company's Midwest, Southwest and Southeast clusters.



          Utilize Strategic Relationships with TW Cable. The Company has benefited from and continues to leverage its relationships with TW Cable, the second largest multiple system cable operator in the U.S., by licensing and sharing the cost of digital fiber optic facilities. This licensing arrangement allows the Company to benefit from TW Cable's access to rights-of-way, easements, poles, ducts and conduits. By leveraging its existing relationship with TW Cable, the Company believes that it can increase revenues, benefit from existing regulatory approvals and licenses, derive economies of scale in network costs and extend its existing networks in a rapid, efficient and cost-effective manner. Furthermore, management believes that the strong awareness and positive recognition of the 'Time Warner' brand name significantly contributes to its marketing programs and sales efforts by distinguishing it from its competitors.


          Expand Product Offerings. The Company intends to increase revenues and cash flows by developing and tailoring diversified bundles of telephony services for its customers. The services currently offered by the Company include a wide range of dedicated transmission, local switched, data and video transmission services and certain Internet services. The Company intends to offer additional services including long distance service and other high speed data transport services. The Company generally develops its customer base by first offering basic telecommunications services to its new customers. As the needs of such customers change and develop, the Company selectively bundles and offers more sophisticated, higher margin products and services to them.


          Enter into New Geographic Areas. The Company's strategy is to target metropolitan areas possessing demographic, economic and telecommunications demand profiles that it believes provide it with the potential to generate an attractive economic return. Currently, the Company operates networks in a total of 19 metropolitan areas. Management plans to have networks in operation or under construction in several additional service areas by the end of 1999, most of which will be in service areas where TW Cable has already made substantial infrastructure investments. By licensing capacity from TW Cable's existing fiber optic networks, the Company can develop new networks quickly and cost-effectively, thereby giving it a competitive advantage over other CLECs. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'


          Continue Disciplined Expenditure Program. The Company increases operational efficiencies by pursuing a disciplined approach to capital expenditures. This capital expenditure program requires that prior to making any expenditure on a project, the project must be expected to meet stringent financial criteria such as minimum recurring revenue, cash flow margins and rate of return. In addition, to control capital expenditures and share the risks of developing costly new networks, management is considering establishing strategic alliances with other telecommunications providers in the form of joint ventures and possible co-branding marketing programs.

                                 FINANCING PLAN


     Concurrently with the Stock Offering (as defined), the Company will make a
public offering of $   million principal amount of its     % Senior Notes Due
2008 and $     million principal amount at maturity of its      % Senior
Discount Notes Due 2008. The closing of the Notes Offering (as defined) is conditioned upon the closing of the Stock Offering, but the closing of the Stock Offering is not conditioned upon the closing of the Notes Offering. There can be no assurance that the Notes Offering will be consummated. See 'Description of Certain Indebtedness -- The Notes.'



     Upon completion of the Offerings (as defined), the Company expects to enter into a bank credit agreement providing it with a working capital facility. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.


                               THE REORGANIZATION


     The Company was recently formed in connection with the Reorganization of the assets and liabilities of its business, which were previously owned by subsidiaries and divisions of the Parent Companies. In connection with the Reorganization, the Existing Stockholders received all the outstanding shares of the Class B Common Stock. See 'The Reorganization' and 'Principal Stockholders.'


     The Company was incorporated in the State of Delaware in 1998. The Company's principal executive offices are located at 5700 S. Quebec Street, Greenwood Village, CO 80111, and its telephone number is (303) 566-1000.

                               THE STOCK OFFERING

Class A Common Stock offered by the
  Company..............................                 shares
Class A Common Stock offered in:
     U.S. Offering.....................                 shares
     International Offering............                 shares
                                                 -------------
          Total........................                 shares(1)
                                                 -------------
                                                 -------------
Common Stock outstanding after the
  Stock Offering:......................                 shares(1)(2)
                                                 -------------
Concurrent Notes Offering..............  Concurrently with the offering of Class A Common Stock (the 'Stock
                                         Offering'), the Company will offer (the 'Notes Offering' and together
                                         with the Stock Offering, the 'Offerings') $    million principal amount
                                         of its     % Senior Notes Due 2008 (the 'Senior Notes') and $
                                         million aggregate principal amount at maturity of its    % Senior
                                         Discount Notes due 2008 (the 'Senior Discount Notes' and together with the Senior Notes, the 'Notes'). The closing of the Notes Offering is conditioned upon the closing of the Stock Offering, but the closing of the Stock Offering is not conditioned upon the closing of the Notes
                                         Offering. There can be no assurance that the Notes Offering will be consummated. See 'Description of Certain Indebtedness -- The Notes.'

Use of Proceeds........................  The net proceeds to the Company from the Offerings will be used to repay
                                         $     million of outstanding indebtedness to the Parent Companies, to expand and develop existing and new networks and for other general corporate and working capital purposes, which may include acquisitions of other telecommunications service providers. See 'Use of Proceeds.'

Voting Rights..........................  Upon completion of the Stock Offering, the Company will have outstanding two classes of authorized common stock consisting of the Class A Common
                                         Stock offered hereby and Class B Common Stock (together, the 'Common
                                         Stock'). Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. The holders of the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by law and except that certain matters require the approval of 100% of the outstanding Class B Common Stock, voting separately as a class, until such time as the outstanding shares of
                                         Class B Common Stock represent less than 50% of the voting power of the outstanding Common Stock and certain other matters require the approval of a majority of the Class A Common Stock, voting separately as a class.
                                         Immediately following the completion of the Stock Offering, the


------------
(1) Assumes the U.S. Underwriters' over-allotment option is not exercised. See 'Underwriters.'


(2) As of                   , 1998, includes     shares of Class B Common Stock.
    Excludes     shares of Class A Common Stock issuable upon the exercise of stock options that will be granted under the Company's stock option plan in connection with the Stock Offering but will not be immediately exercisable. See 'Management -- Stock Option Plan.'

                                         Existing Stockholders will have approximately     % of the combined
                                         voting power of the Company's outstanding Common Stock and generally will have the collective ability to control all matters requiring stockholder approval, including the election of directors. See
                                         'Principal Stockholders,' 'Description of Capital Stock' and 'Certain
                                         Relationships and Related Transactions -- Stockholders Agreement.'

Conversion.............................  Each share of Class B Common Stock is convertible to one share of Class
                                         A Common Stock.
Proposed Nasdaq National Market
  Symbol...............................  'TWTC'


                                  RISK FACTORS

     Prospective investors should consider all of the information contained in this Prospectus before making an investment in the Class A Common Stock. In particular, prospective investors should consider the factors set forth herein under 'Risk Factors.'

            SUMMARY CONSOLIDATED FINANCIAL AND OTHER OPERATING DATA


     The summary statement of operations data for the years ended December 31, 1995, 1996 and 1997 are derived from the audited financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus. The summary statement of operations data for the year ended December 31, 1994 has been derived from audited financial statements of the Company not included herein. The summary statement of operations data for the year ended December 31, 1993 has been derived from the Company's unaudited internal financial statements, which in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments), necessary for a fair presentation of the Company's results of operations and financial position. The summary data as of and for the three months ended March 31, 1998 and the summary statement of operations data for the three months ended March 31, 1997 are derived from unaudited information. The pro forma data for the three months ended March 31, 1998 and the year ended December 31, 1997 gives effect to the Offerings as if they occurred at the beginning of 1997. Such pro forma amounts are presented for informational purposes only and are not necessarily indicative of the actual amounts that would have been reported if the transaction had been consummated at such date, nor are they necessarily indicative of future results. The summary other operating data has been derived from the accounting records of the Company and has not been audited. The summary financial and other operating data set forth below should be read in conjunction with the information contained in 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus.






                                                                                                              THREE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                               MARCH 31,
                                         ---------------------------------------------------------------     ---------------------
                                           1993         1994         1995          1996          1997          1997         1998
                                         --------     --------     ---------     ---------     ---------     --------     --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
    Dedicated transport services......   $  1,913     $  2,169     $   6,505     $  20,362     $  44,529     $  8,301     $ 16,733
    Switched services.................         --           --           350         3,555        10,872        1,852        5,315
                                         --------     --------     ---------     ---------     ---------     --------     --------
        Total revenues................      1,913        2,169         6,855        23,917        55,401       10,153       22,048
                                         --------     --------     ---------     ---------     ---------     --------     --------
Costs and expenses:
    Operating (1).....................      3,219       10,454        15,106        25,715        40,349        8,384       13,519
    Selling, general and
      administrative (1)..............      7,035       26,066        34,222        60,366        54,640       11,985       16,316
    Depreciation and amortization
      (1).............................        578        1,213         7,216        22,353        38,466        8,842       11,932
                                         --------     --------     ---------     ---------     ---------     --------     --------
        Total costs and expenses......     10,832       37,733        56,544       108,434       133,455       29,211       41,767
                                         --------     --------     ---------     ---------     ---------     --------     --------
Operating loss........................     (8,919)     (35,564)      (49,689)      (84,517)      (78,054)     (19,058)     (19,719)
Gain on disposition of investment
  (2).................................         --           --            --            --        11,018           --           --
Equity in losses of unconsolidated
  affiliates..........................       (392)      (1,611)       (1,391)       (1,547)       (2,082)        (593)         (58)
Interest expense, net (1).............        (81)          (3)          (25)          (52)       (1,538)          --       (2,011)
                                         --------     --------     ---------     ---------     ---------     --------     --------
Net loss..............................   $ (9,392)    $(37,178)    $ (51,105)    $ (86,116)    $ (70,656)    $(19,651)    $(21,788)
                                         --------     --------     ---------     ---------     ---------     --------     --------
                                         --------     --------     ---------     ---------     ---------     --------     --------
Pro forma basic and diluted loss per
  common share........................
                                                                                               ---------                  --------
                                                                                               ---------                  --------

Pro forma average common shares
  outstanding.........................
                                                                                               ---------                  --------
                                                                                               ---------                  --------

Deficiency in coverage of fixed
  charges by earnings before fixed
  charges.............................   $ (9,392)    $(37,178)    $ (51,075)    $ (86,076)    $ (70,629)    $(19,641)    $(21,788)
                                         --------     --------     ---------     ---------     ---------     --------     --------
                                         --------     --------     ---------     ---------     ---------     --------     --------
OTHER OPERATING DATA:
EBITDA (3)............................   $ (8,341)    $(34,351)    $ (42,473)    $ (62,164)    $ (39,588)    $(10,216)    $ (7,787)
EBITDA Margin (4).....................     (436.0)%   (1,583.7)%      (619.6)%      (259.9)%       (71.5)%     (100.6)%      (35.3)%
Capital expenditures..................      7,154       50,293       141,479       144,815       127,315       14,261       24,961
Cash used in operations...............     (3,100)     (14,873)      (35,605)      (52,274)      (29,419)     (28,694)     (15,103)
Cash used in investing activities.....    (10,656)     (52,632)     (145,293)     (149,190)     (120,621)     (14,233)     (24,961)
Cash provided by financing
  activities..........................     13,756       67,505       180,898       201,464       150,040       42,927       40,064
Pro forma interest expense (5)........
Pro forma deficiency in coverage of
  fixed charges by earnings before
  fixed charges.......................                                                         $                          $

                                                        (footnotes on next page)

                                                                         AS OF DECEMBER 31,                        AS OF
                                                        -----------------------------------------------------    MARCH 31,
                                                        1993      1994        1995       1996         1997          1998
                                                        -----    -------    --------    -------    ----------    ----------

OPERATING DATA (6):
Operating Networks...................................       3          8          15         18            19            19
Route miles..........................................     168        880       3,207      5,010         5,913         6,240
Fiber miles..........................................   5,820     24,995     116,286    198,490       233,488       244,894
Voice grade equivalent circuits......................      --     39,002     158,572    687,001     1,702,431     1,904,420
Digital telephone switches...........................      --         --           1          2            14            16
Employees............................................      78        239         508        673           714           739
Access lines.........................................      --         --         493      2,793        16,078        23,702



                                                                                          AS OF MARCH 31, 1998
                                                                             ----------------------------------------------
                                                                                           AS ADJUSTED        AS ADJUSTED
                                                                                             FOR THE         FOR THE STOCK
                                                                                              STOCK          OFFERING AND
                                                                              ACTUAL        OFFERING        NOTES OFFERING
                                                                             --------   ---------------     ---------------
                                                                                           (UNAUDITED)
                                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................................................   $     --
Property, plant and equipment, net........................................    428,319                            428,319
Total assets..............................................................    453,475
Loans payable to the Parent Companies.....................................    117,547
Long-term indebtedness....................................................         --
Total stockholders' equity................................................    278,602


------------


(1) Includes expenses resulting from transactions with affiliates of $168 in 1993, $1,901 in 1994, $6,507 in 1995, $11,023 in 1996, $15,306 in 1997 and
    $3,486 and $5,479 in the three months ended March 31, 1997 and 1998, respectively.



(2) In September 1997, the Company completed a series of transactions related to its interests in the Hyperion Partnerships, a group of unconsolidated telecommunication partnerships serving the New York area, whereby it sold its interests in the partnerships serving the Buffalo and Syracuse markets in exchange for $7.0 million of cash and all of the minority interests in the partnerships serving the Albany and Binghamton markets that were not already owned by the Company. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.


(3) EBITDA consists of operating income (loss) before depreciation and amortization ('EBITDA'). Industry analysts generally consider EBITDA to be an important measure of comparative operating performance for the telecommunications industry, and when used in comparison to debt levels or the coverage of interest expense, as a measure of liquidity. However, EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies. Additionally, certain covenants contained in the Indenture (as defined herein) are based on EBITDA. See the Combined Statements of Cash Flows contained elsewhere in this Prospectus.


(4) EBITDA Margin represents EBITDA as a percentage of revenues.



(5) Pro forma interest expense gives effect to the issuance of the Notes offered
    in the Notes Offering (assuming an effective annual interest rate of    %),
    as if such transaction had occurred at the beginning of 1997 assuming    %
    of the interest on the Notes would have been capitalized under FASB Statement No. 34 'Capitalization of Interest Costs.' For each .125% change in the interest rate on the Notes, pro forma interest expense would change
    by    % for 1997. Since any income tax benefits related to the Notes
    Offering would have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefits for tax losses on a separate return basis, the pro forma effect of the Notes Offering on net loss would be identical to the pro forma effect on interest expense.



(6) Includes all managed properties including unconsolidated affiliates (MetroComm AxS, L.P. in Columbus, Ohio and the Albany and Binghamton, New York networks). Albany and Binghamton were wholly owned at December 31, 1997.

                                  RISK FACTORS

     Prior to purchasing any shares of Class A Common Stock offered hereby, prospective investors should consider carefully the following factors in addition to the other information contained in this Prospectus.

LIMITED HISTORY OF OPERATIONS; NEGATIVE CASH FLOW AND OPERATING LOSSES

     The Company was formed in 1998 pursuant to the Reorganization to continue the business telephony services commenced by TW Cable in 1993. Accordingly, prospective investors have limited historical financial information upon which to base an evaluation of the Company's performance and an investment in the Class A Common Stock. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development and growth.


     The Company has incurred, and may continue to incur, operating losses and negative cash flow while it installs, develops and expands its existing and future telecommunications networks and builds its customer base. For the years ended December 31, 1996 and 1997, on a consolidated basis, the predecessor entities of the Company operating the commercial telecommunications operations of the Parent Companies sustained combined operating losses of $84.5 million and $78.1 million, respectively, and negative EBITDA of $62.2 million and $39.6 million, respectively. EBITDA consists of operating income (loss) before depreciation and amortization ('EBITDA'). Industry analysts generally consider EBITDA to be an important measure of comparative operating performance for the telecommunications industry, and when used in comparison to debt levels or the coverage of interest expense, as a measure of liquidity. However, EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies. The capital expenditures of the Company associated with the installation, development and expansion of its existing networks and possible acquisitions of future networks are substantial, and a significant portion of these expenditures generally are incurred before any related revenues are realized. These expenditures, together with associated initial operating expenses, will generally result in negative cash flow and operating losses from a network until an adequate customer base and revenue stream for the network have been established. Accordingly, the Company expects that each network will generally produce negative cash flow for at least two and a half years after operations commence in such network. The Company expects to incur net losses for the foreseeable future as it continues to acquire, install, develop and expand its existing and new telecommunications networks and build its customer base. There can be no assurance that an adequate revenue base will be established from each of the Company's networks or that the Company will achieve or sustain profitability or generate sufficient positive cash flow, if any, to meet its working capital requirements and to service its indebtedness.


SIGNIFICANT CAPITAL REQUIREMENTS


     The development and expansion of the Company's existing and future networks and services will require significant capital to fund capital expenditures, working capital and debt service. The Company's principal capital expenditure requirements are expected to consist of (i) the purchase and installation of switches, electronics, fiber and other technologies in existing networks and in additional networks to be constructed in new markets and (ii) the potential acquisition and expansion of networks currently owned and operated by other companies. The Company's expected expenditures for general corporate and working capital purposes include (i) expenditures with respect to the Company's management information system and corporate service support infrastructure and
(ii) operating and administrative expenses with respect to new networks and debt service. The Company will continue to evaluate additional revenue opportunities in each of its service areas and, as opportunities develop, the Company plans to make the additional capital investments in its networks that are required to pursue such opportunities. While the Company intends to continue to leverage its relationship with TW Cable in pursuing expansion opportunities, to the extent the Company seeks to expand into service areas where TW Cable does not conduct cable operations, the Company may incur significant additional costs in excess of those historically incurred by the Company when expanding into existing TW Cable service areas.



     The Company sustained significant working capital deficits in 1996 and 1997. The Company has historically been funded by capital contributions and advances from the Parent Companies. As of March 31,

1998, the Company has outstanding $117.5 million of indebtedness to the Parent Companies, all of which is expected to be repaid with a portion of the net proceeds of the Offerings. The Parent Companies do not have any obligation to make additional equity investments in or loans to the Company.



     The Company expects that the net proceeds of the Offerings after repayment of certain indebtedness to the Parent Companies, together with internally generated funds and borrowings expected to be available under its future credit facility, will provide sufficient funds for the Company to expand its business as planned and to fund its losses for approximately two years. (If the Notes Offering is not consummated, the Company will require financing from other sources.) Thereafter, the Company expects to require additional financing. However, in the event that the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions, the Company may be required to seek additional capital sooner than currently anticipated. The Company's revenues and costs are dependent upon many factors that are not within the Company's control, such as regulatory changes, changes in technology and increased competition. Due to the uncertainty of these and other factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the level of the Company's future capital expenditures and expansion plans. Sources of financing may include public or private debt or equity financing by the Company or its subsidiaries or other financing arrangements. The issuance by the Company of additional equity securities could cause substantial dilution of the interest in the Company of purchasers of shares of Class A Common Stock offered hereby.


     There can be no assurance that the Company will be successful in generating sufficient cash flow or raising additional financing in sufficient amounts on terms acceptable to it or within the limitations contained in its financing arrangements, or that the terms of any such additional financing will not impair the Company's ability to develop its business. The failure to generate sufficient cash flow or to raise sufficient funds may require the Company to modify, delay or abandon some or all of its development and expansion plans, which could have a material adverse effect on the Company's growth, its ability to compete in the telecommunications services business and its ability to service its debt. See 'Use of Proceeds' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

SUBSTANTIAL LEVERAGE; INSUFFICIENCY OF EARNINGS TO COVER FIXED CHARGES


     The Company will be highly leveraged after the consummation of the Notes Offering. As of March 31, 1998, after giving pro forma effect to the Offerings and the application of the net proceeds therefrom, the Company would have had
approximately $   million of consolidated total debt and $   million of
consolidated stockholders' equity. The degree to which the Company is leveraged could have a material adverse effect upon the Company, including: (i) the Company's ability to obtain additional financing in the future for capital expenditures, acquisitions, working capital or general corporate or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of, and interest on, its debt; and (iii) the Company's substantial leverage may make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions. A failure by the Company to comply with the covenants and other provisions of financing documents to which the Company is a party, including the Indentures, or other debt instruments to which the Company may become party in the future, could permit acceleration of the debt under such instruments and, in some cases, acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions. The Indentures contain certain restrictive covenants. Such restrictions will affect, and in many respects will significantly limit or prohibit, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with shareholders and affiliates, issue capital stock of subsidiaries, create liens, sell assets and engage in mergers and consolidations.



     After giving pro forma effect to the Offerings and the application of the net proceeds therefrom as if such transactions had occurred at the beginning of the respective periods, the Company's earnings would have been insufficient to
cover its fixed charges by $   million and $   million for the three months
ended March 31, 1998 and the year ended December 31, 1997, respectively. The ability of the Company to meet its debt service obligations will be dependent upon the future performance of the Company, which, in turn, will be subject to the Company's successful implementation of its strategy, as well as to financial, competitive, business, regulatory, technical and other factors, including factors beyond the control of the Company. In general, the Company expects that the rate at which it implements its expansion plans will be driven by the rate of growth in its cash flow. Although the Company believes that it will be able to generate sufficient cash flow from operations to meet its debt service obligations as they become due, if it is unable to do so, it could face liquidity problems and be forced to modify, delay or abandon some or all of its development and expansion plans. In such circumstances, the Company may be required to renegotiate the terms of the instruments governing its long-term debt or to refinance all or a portion of its long-term debt. There can be no assurance, however, that the Company will be able to renegotiate such terms or refinance its indebtedness successfully on terms acceptable to it. If the Company were unable to refinance its indebtedness or obtain new financing under these circumstances, the Company would have to consider various other options such as the sale of certain assets to meet its required debt service, the sale of additional equity, negotiations with its lenders to restructure applicable indebtedness or other options available to it under law.





RISKS OF EXPANSION; AND POSSIBLE INABILITY TO MANAGE GROWTH


     Although the Company commenced operations in 1993, to date its business has consisted primarily of offering dedicated point-to-point services. With the adoption of the 1996 Act, the Company accelerated the implementation of switched services in its markets. The Company expects that switched services will in the future become the predominant source of its revenues. Switched services support both analog and digital equipment compatible with the TDMA, FDMA and CDMA forms of digital telephone technology. In addition to this transition to switched services, the Company intends to enter into new geographic markets, expand its operations in existing markets, interconnect its existing markets and offer additional telecommunications services, when and if it becomes economically desirable to do so. The Company's ability to manage the transition to switched services and the continued expansion of its business will depend on, among other things, the Company's ability to assess markets, design fiber optic network backbone routes, acquire and install facilities, obtain and utilize rights-of-way and building access, obtain any required governmental authorizations and permits and implement interconnection with local exchange carriers, all in a timely manner, at reasonable costs and on terms and conditions acceptable to the Company. A substantial portion of the Company's network build-out plans are dependent upon its continuing relationship with TW Cable. See ' -- Relationship with TW Cable.' The successful implementation of the Company's expansion strategy will be subject to a variety of risks, including operating and technical problems, regulatory uncertainties, competition and the availability of capital. There can be no assurance that any existing networks will be successfully expanded or any new networks will be developed or, if developed, that such new networks will be completed on schedule, at commercially reasonable costs or within the Company's specifications. In addition, there can be no assurance that any new or expanded networks will become profitable or generate positive cash flow at any time in the future. The Company's inability to expand its existing networks and operations or install new networks or manage effectively such expansion and installation could have a material adverse effect upon the Company's business operations, financial conditions and results of operations. In addition, the expansion of the Company's business may involve acquisitions which, if made, could divert the resources and management time of the Company and could require integration with the Company's operations. See ' -- Acquisition Related Risks.'


     The Company's future performance will depend, in part, upon its ability to manage its growth effectively. The Company's rapid growth has placed, and in the future may continue to place, a significant strain on its administrative, operational and financial resources. The Company's ability to continue to manage its growth successfully will require the Company to further enhance its operations, management, financial and information systems and controls and to expand, train and manage its employee base. In addition, as the Company increases its service offerings and expands its targeted markets, there will be additional demands on the Company's customer support, sales, marketing, and administrative resources and network infrastructure. There can be no assurance that the Company's administrative, operating and financial resources, systems and controls will be adequate to manage the Company's growth effectively. The Company's inability to manage its expansion effectively, including the emergence of unexpected expansion difficulties, could have a material adverse effect on the Company's business, results of operations and financial condition.


RELATIONSHIP WITH TW CABLE



     The Company is largely dependent upon TW Cable's governmental licenses, permits and rights-of-way to operate and expand the Company's current business. TW Cable is generally managed by a management committee that includes representatives of U S WEST and TW. The Company presently licenses pursuant to the Capacity License (as defined herein), and may enter into future licenses for, the capacity of significant numbers of optical fibers from TW Cable; however, TW Cable is not obligated to license any additional fiber optic capacity not covered by the Company's current licenses. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.' Historically, the Company has relied on TW Cable's fiber optics in constructing its own networks. In addition, most of the new service areas in which management is considering operating or constructing networks are located in areas where TW Cable has already made substantial infrastructure investments. The inability of the Company to license additional fiber optic capacity from TW Cable could materially affect the Company's expansion plans, future business and operations. Any adverse changes in the ability of TW Cable to obtain and maintain all necessary permits, licenses, conduit agreements or pole attachments agreements from governmental authorities or private rights-of-way providers necessary to effectuate such license transactions may have a material adverse effect on the Company's business and financial condition.



     The Capacity License provides that the license of fiber optic capacity by the Company may be terminated by TW Cable upon (i) a material impairment or termination of TW Cable's ability to provide such license under relevant law,
(ii) the Company's material breach of the terms and conditions of the Capacity License or (iii) the institution of any proceedings to impose any public utility or common carrier status or obligations on TW Cable or any other proceedings challenging TW Cable's operating authority as a result of the services provided to the Company under the Capacity License. In addition, under the terms of the Capacity License, the Company is restricted from utilizing such capacity for Residential Services (as defined herein) and Content Services (as defined herein) during the term of such license. Although management does not believe that the restrictions contained in the Capacity License will materially affect its business and operations in the immediate future, the effect of such restrictions in the rapidly changing telecommunications industry cannot be predicted. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.' The termination of a Capacity License would terminate the Company's ability to serve its customers in the applicable market and would have a material adverse effect on the Company's business, financial condition and results of operations.





RISKS RELATING TO LONG DISTANCE

     Currently, the Company offers primarily local telecommunications services. However, the Company continues to examine opportunities to expand into other related telecommunications services. If the Company were to expand into new categories of telecommunications services, it could incur certain additional demands and risks in connection with such expansion, including demands on its ability to manage growth, technological compatibility risks, legal and regulatory risks and possible adverse reaction by some of its current customers.


     The Company expects to increase its revenues by providing long distance services. The long distance business is extremely competitive and prices have declined substantially in recent years and are expected to continue to decline. In addition, the long distance industry has historically had a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company intends to market its long distance services to smaller businesses, a market segment that has not been a principal focus of the Company's business in the past and thus one to which the Company has limited experience marketing. The Company will rely on other carriers to provide transmission and termination services for a majority of its long distance traffic. The Company will negotiate resale agreements with long distance carriers to provide it with transmission services. Such agreements typically provide for the resale of long distance services on a per minute basis and may contain minimum volume commitments. Negotiation of these agreements involves estimates of future supply and demand for transmission capacity as well as estimates of the calling pattern and traffic levels of the Company's future long distance customers. If the Company were to fail to meet any minimum volume commitments, it could be obligated to pay underutilization charges and in the event it underestimates its need for transmission capacity, the Company may be required to obtain capacity through more expensive means.


DEPENDENCE UPON INTERCONNECTION WITH ILECS; COMPETITION


     The Company operates in an increasingly competitive environment. Services substantially similar to those offered by the Company are also offered by ILECs serving the markets currently served or intended to be served by the Company. ILECs have long-standing relationships with their customers, have financial and technical resources substantially greater than those of the Company, have the potential to subsidize services of the type

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


offered by the Company from service revenues not subject to effective competition and currently benefit from certain existing regulations that favor the ILECs over CLECs such as the Company in certain respects. While recent regulatory initiatives, which allow CLECs such as the Company to interconnect with ILEC facilities, provide increased business opportunities for the Company, such interconnection opportunities have been accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the ILECs.


     To the extent the Company interconnects with and uses ILEC networks to service its customers, the Company will be dependent upon the technology and capabilities of the ILECs to meet certain telecommunications needs of the Company's customers and to maintain its service standards. The Company will become increasingly dependent on interconnection with ILECs as switched services become a greater percentage of the Company's business. The 1996 Act imposes interconnection obligations on ILECs; however, such interconnection requires the negotiation of interconnection and collocation agreements with the ILECs, which can take considerable time, effort and expense and are subject to Federal, state and local regulation. There can be no assurance that the Company will be able to obtain the interconnection it requires at rates, and on terms and conditions, that permit the Company to offer switched services at rates that are both competitive and profitable. In the event that the Company experiences difficulties in obtaining high quality, reliable and reasonably priced service from the ILECs, the attractiveness of the Company's services to its customers could be impaired.


     In addition, the 1996 Act allows the Regional Bell Operating Companies ('RBOCs') and others such as electric utilities to enter the long distance market. Certain of the RBOCs have begun providing out-of-region long distance services across Local Access and Transport Areas ('interLATA'). When an RBOC obtains authority to provide in-region interLATA services, it will be able to offer customers both local and long distance telephone services. Given the market power the RBOCs currently possess in the local exchange market, the ability to provide both local and long distance services is expected to make the RBOCs very strong competitors. Certain RBOCs are actively working to satisfy prerequisites for entry into the in-region long distance business. Formal applications by the RBOCs to provide long distance service have been denied by the FCC and are being appealed. It is anticipated that new applications will be filed by the RBOC's in coming months. In addition, in a decision that is currently being appealed, a U.S. District Court in Texas held that the provisions of Section 271 of the 1996 Act limiting the RBOCs' entry into the long distance business violate the U.S. constitution. Further, a continuing trend toward consolidation, mergers, acquisitions and strategic alliances in the telecommunications industry could also give rise to significant new competitors to the Company or to the Company's customers. See 'Business -- Government Regulation.'


     In most of the areas in which the Company operates, at least one (and in many markets several) other CAP or CLEC offers many local telecommunications services similar to those provided by the Company, generally at similar prices. Potential and actual new market entrants in the local telecommunications services business include other CAPs and CLECs, ILECs entering new geographic markets, cable television companies, electric utilities, long distance and international carriers, microwave carriers, wireless telephone system operators and private networks built by large end users. Many of these potential competitors have financial, personnel and other resources substantially greater than those of the Company. In addition, the current trend of business combinations and alliances in the telecommunications industry, including mergers between RBOCs, may create significant new competitors for the Company. For example, on January 8, 1998, AT&T Corp. ('AT&T') announced that it had agreed to acquire Teleport Communications Group Inc. ('TCG'), a competitor of the Company.

     The 1996 Act has increased and will continue to increase competition in the local telecommunications business. The 1996 Act requires all local exchange providers, including new entrants, to offer their services for resale and requires ILECs to offer their network facilities on an unbundled basis. Further, pursuant to the 1996 Act, ILEC services provided to end users are required to be made available to other telecommunications carriers for resale at wholesale rates. There can be no assurance that any unbundled rates or facilities offered by ILECs to the Company will be available in a timely manner or will be economically attractive or technically viable. See 'Business -- Government Regulation -- Telecommunications Act of 1996.' These requirements facilitate entry by new competitors with reduced capital risk or investment. See 'Business -- Competition.'


     The recent World Trade Organization ('WTO') agreement on basic telecommunications services could increase the Company's competition for telecommunications services both domestically and internationally. Under this agreement, which became effective in 1998, the United States and other members of the WTO committed themselves to opening their telecommunications markets to competition and foreign ownership and to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telephone companies. As part of the U.S. government's implementation of the WTO Agreement, the FCC has established new rules making it easier for foreign carriers to enter the U.S. telecommunications market. See 'Business -- Competition' and ' -- Government Regulation.'



DEPENDENCE ON INFORMATION BILLING SYSTEMS



     Sophisticated information and processing systems are vital to the Company's growth and its ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies. Information systems for the Company's business have historically been operated internally with limited reliance on third party vendors. As the Company continues to grow, the need for more sophisticated information systems will increase significantly. The Company has recently entered into agreements with certain vendors providing for the development and operation of back office systems including ordering, provisioning and billing systems. The failure of such vendors to perform their services in a timely and effective manner at acceptable costs could have a material adverse effect on the Company's business, financial condition and results of operations.



DEPENDENCE ON SIGNIFICANT CUSTOMERS



     The Company has substantial business relationships with a few large customers, including the major long distance carriers. For the three months ended March 31, 1998, the Company's top 10 customers accounted for 40.6% of the Company's consolidated revenues. The top three customers, which are IXCs or other telecommunications providers, accounted for 26.1% of the consolidated revenues, and no other customer accounted for 5% or more of revenues. A significant reduction in the level of services the Company performs for any of these customers could have a material adverse effect on the Company's business, results of operations or financial condition. Some of the Company's customer arrangements are subject to termination on short notice and do not provide the Company with guarantees that service quantities will be maintained at current levels, and there can be no assurance that such customers will continue to purchase the same service quantity levels. The Company believes that certain IXCs are pursuing alternatives to their current practices with regard to obtaining local telecommunications services, including acquisition or construction of their own facilities. For example, on January 8, 1998, AT&T, a customer of the Company, announced that it had agreed to acquire TCG, which is a CLEC that operates in several of the Company's service areas. This type of activity has accelerated as a result of the 1996 Act, which limits the authority of states to impose legal restrictions that have the effect of prohibiting a company, including an IXC, from providing any telecommunications service. In addition, the 1996 Act requires ILECs to unbundle their network facilities and to offer their services for resale by other companies at wholesale discounts. Accordingly, long distance carriers soon will be able to provide local service by reselling the facilities or services of an ILEC, which may be more cost-effective for an IXC than using the services of the Company or another CAP or CLEC. See 'Business -- Customers and Sales and Marketing.'





FEDERAL AND STATE REGULATION

     The Company is subject to Federal and state regulation. In most states, the Company is subject to certification and tariff filing requirements with respect to intrastate services. Although many restrictions on the services that may be provided by the Company were eliminated as a result of the 1996 Act, which prohibits states from imposing legal restrictions that effectively prohibit the provision of any telecommunications service, states retain authority under the 1996 Act to impose on the Company and other telecommunications carriers competitively neutral requirements to preserve universal service, protect public safety, ensure quality of service and protect consumers. States are also responsible under the 1996 Act for mediating and arbitrating interconnection arrangements between CLECs and ILECs if the carriers fail to agree on such arrangements.

     In the past, the Company had been required to offer its interstate services pursuant to rates, terms, and conditions set forth in tariffs filed with the FCC. However, on June 19, 1997, the FCC issued a memorandum opinion and order granting the Company's request that the FCC forbear from imposing on the Company the tariff filing requirements of the Communications Act of 1934 (the 'Communications Act'). Following that favorable ruling on the Company's request, the Company has withdrawn its interstate tariff and will now offer its interstate access services pursuant to contracts with each of its customers. The Company is still required to offer
                                       16


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

any interstate services other than interstate access services, including, for example, interstate and international long distance telephone service, pursuant to tariffs filed with the FCC.

     Under the 1996 Act, the Company is subject to certain Federal regulatory obligations when it provides local exchange service in a market. All local exchange carriers, including CLECs, must interconnect with other carriers, make their services available for resale by other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of traffic and provide dialing parity and telephone number portability. The Company is subject to requirements that the rates, terms, classifications and practices with respect to its interstate access service be just and reasonable and may not be unreasonably discriminatory. However, as a nondominant carrier, the Company's rates, terms, classifications and practices are presumed to be lawful. The Company's intrastate services, including local service and intrastate access, are subject to similar requirements under state laws. In addition, as a telecommunications carrier, the Company will be required to contribute to a fund to preserve universal service and to enable schools, libraries and rural health care centers to have access to telecommunications services and advanced information services at discounted prices.


     Pursuant to the 1996 Act, the Company is currently restricted from offering originating interLATA service in the 14 states in which U S WEST Communications, Inc., a subsidiary of U S WEST that is an RBOC, provides local exchange telecommunications services. Upon the consummation of the separation of U S WEST's communications and media businesses, the Company will cease to be an affiliate of an RBOC under the 1996 Act. As a result, the Company expects that it will no longer be restricted from offering its services in the 14 states in which U S WEST Communications, Inc. currently operates. Any determination of whether or not to operate in any of those states will be made based on, among other things, demographic, economic and regulatory criteria. However, TW Cable does not currently own any cable systems in 9 of such 14 states. See 'Business.'


     In addition, no assurance can be given that changes to current regulations or the adoption of new regulations by the FCC or state regulatory authorities or legislative initiatives would not have a material adverse effect on the Company. See 'Business -- Government Regulation.'

GOVERNMENTAL AND OTHER AUTHORIZATIONS

     The development, expansion and maintenance of the Company's networks will depend on, among other things, its ability to obtain rights-of-way and any other required governmental authorizations and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In certain of the cities or municipalities where the Company provides network services, it pays license or franchise fees, usually based on a percentage of gross revenues or a rate per circuit. The 1996 Act permits municipalities to charge such fees only if they are competitively neutral and nondiscriminatory, but there can be no assurance that municipalities that presently favor a particular carrier, typically the ILEC, will conform their practices to the requirements of the 1996 Act in a timely manner or without legal challenge. Furthermore, there can be no assurance that certain cities or municipalities that do not now impose such fees will not seek to impose fees, nor can there be any assurance that, following the expiration of existing franchises, fees will remain at their current levels or that the franchises will be renewed. Some of the Company's franchise agreements also provide for increases or renegotiation of fees at intervals prior to the expiration thereof.

     In addition, the Company currently licenses capacity of, and plans in the future to enter into similar arrangements for, significant numbers of optical fibers from TW Cable. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.' There can be no assurance that municipalities which regulate TW Cable will not seek to impose additional franchise fees or otherwise charge TW Cable (subject to reimbursement by the Company) in connection with such licenses. There can also be no assurance that TW Cable or the Company will be able to obtain all necessary permits, licenses, conduit agreements or pole attachment agreements from governmental authorities or private rights-of-way providers necessary to effectuate future license transactions. As a result, there can be no assurance that the Company will be able to expand its existing networks or develop new networks successfully, which would have a material adverse effect on the Company's growth and financial condition.

     There can be no assurance that the Company will be able to utilize TW Cable's existing licenses, permits and rights-of-way or that it will be able to obtain the governmental licenses and permits and rights-of-way required to enter new markets on acceptable terms. The cancellation or non-renewal of existing permits, licenses
                                       17
or rights-of-ways, or the inability to obtain the permits, licenses or rights-of-ways to expand in accordance with its plans, could have a material adverse effect on the Company's business, results of operations and financial condition.




ACQUISITION RELATED RISKS

     The Company may, as part of its business strategy, acquire other businesses that will complement its existing business. Management is unable to predict whether or when any prospective acquisitions will occur or the likelihood of any material transactions being completed on favorable terms and conditions. The Company's ability to finance acquisitions may be constrained by, among other things, its high degree of leverage following the Notes Offering. The Indenture significantly limits the Company's ability to make acquisitions and to incur indebtedness in connection with acquisitions. Such transactions commonly involve certain risks, including, among others: the difficulty of assimilating the acquired operations and personnel; the potential disruption of the Company's ongoing business and diversion of resources and management time; the possible inability of management to maintain uniform standards, controls, procedures and policies; the risks of entering markets in which the Company has little or no prior experience; and the potential impairment of relationships with employees or customers as a result of changes in management or business. There can be no assurance that any acquisition will be made, that the Company will be able to obtain additional financing needed to finance any acquisition and, if any acquisitions are made, that the acquired business will be successfully integrated into the Company's operations so that the acquired business will perform as expected. The Company has no definitive agreement with respect to any acquisition, although from time to time it has discussions with other companies and assesses opportunities on an ongoing basis.

     The Company may also enter into joint venture transactions. These transactions present many of the same risks involved in acquisitions and may also involve the risk that other joint venture partners may have economic, business or legal interests or objectives that are inconsistent with those of the Company. Joint venture partners may also be unable to meet their economic or other obligations, thereby forcing the Company to fulfill these obligations.



VARIABILITY OF QUARTERLY OPERATING RESULTS

     As a result of the limited revenues and significant expenses associated with the expansion and development of its networks and services, the Company anticipates that its operating results could vary from period to period. In addition, the Company's revenues are, and may continue to be, dependent upon certain significant customers and contracts and as a result, may vary from quarter to quarter. See ' -- Dependence on Significant Customers.'

CONTROL BY EXISTING STOCKHOLDERS; CONFLICTS OF INTEREST; POSSIBLE COMPETITION

     Immediately following the completion of the Stock Offering, the Existing Stockholders, who will hold all outstanding shares of the Class B Common Stock,
representing approximately    % of the combined voting power of the Company's
outstanding Common Stock, generally will have the collective ability to control all matters requiring stockholder approval, including the nomination and election of directors. The disproportionate voting rights of the Class B Common Stock relative to the Class A Common Stock may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by a majority of the holders of the Class A Common Stock. See 'Principal Stockholders,' 'Description of Capital Stock' and 'Certain Relationships and Related Transactions.'

     All of the Existing Stockholders are in the cable television business and may, now or in the future, provide services which are the same or similar to those provided by the Company. No assurance can be given that the Existing Stockholders will not compete with the Company in its markets or in the provision of certain telecommunications services. The Company is subject to certain restrictions on offering Residential Services (as defined herein) and Content Services (as defined herein). See ' -- Limitations on Business Activity.' Although directors of the Company who are also directors, officers or employees of the Existing Stockholders or any of their respective affiliates have certain fiduciary obligations to the Company under Delaware law, such directors and the Existing Stockholders, as the controlling stockholders of the Company, are in positions that may create conflicts of interest with respect to certain business opportunities available to and certain transactions involving the Company. The Existing Stockholders have not adopted any special voting procedures to deal with such conflicts of interest, and there can be no assurance that any such conflict will be resolved in favor of the Company. The Company's restated certificate of incorporation (the 'Restated Certificate of Incorporation') provides for the allocation of corporate opportunities between the Company and the Existing Stockholders. A corporate opportunity offered to any person who is an officer, employee or director of the Company and/or an Existing Stockholder will belong to the entity in which such person is an officer or employee, unless such opportunity is expressly offered to such person primarily in his or her capacity as an officer, employee or director of the other entity. See 'Description of Capital Stock.'

LIMITATIONS ON BUSINESS ACTIVITY


     The Company is currently restricted from offering telecommunications services to residences and from providing content services to its customers. The Restated Certificate of Incorporation provides that the Company may not (i) engage in the business of providing, offering, promoting or branding any wireline telecommunications services or other services (including data services), directly or indirectly, to residences (collectively, 'Residential Services') or (ii) engage in the production, packaging, distribution, marketing, hosting, offering, promoting, branding or other provision (excluding mere transport) of entertainment, information or any other content services (collectively, 'Content Services'), in each case, until the earlier of (x) the date that is five years after the date of the filing of the Restated Certificate of Incorporation and (y) the date on which the holders of Class B Common Stock no longer represent at least 50% of the voting power of the outstanding Common Stock of the Company, without the affirmative vote of all the holders of the Class B Common Stock. See 'Description of Capital Stock.' Similar restrictions against using fiber capacity licensed from TW Cable under the Capacity License for Residential Services and Content Services extend for the term of such license. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.' Although management does not believe that the restrictions contained in the Restated Certificate of Incorporation or the Capacity License will materially affect its business and operations in the immediate future, the effect of such restrictions in the rapidly changing telecommunications industry cannot be predicted.




DISCONTINUANCE OF USE OF 'TIME WARNER' NAME


     Pursuant to a License Agreement with TW, the Company is required to discontinue use of the 'Time Warner' name upon (i) TW's owning less than 30% of the Common Stock, (ii) TW having less than three nominees serving on the Board of Directors of the Company, (iii) the Company's non-compliance with the restrictions in the Restated Certificate of Incorporation regarding Residential Services and Content Services or (iv) the transfer by an Existing Stockholder of its Class B Common Stock together with its rights to designate nominees to the Board of Directors under the Stockholders Agreement. See 'Certain Relationships and Related Transactions -- Shareholders Agreement.' At such time, the Company may change its name to TW Telecom Inc., and the Company will no longer have the right to use the 'Time Warner' name. Such name change, and the inability to use the 'Time Warner' name could have an adverse effect on the Company's ability to conduct its business and on its financial condition and results of operations. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'


NEED TO ADAPT TO TECHNOLOGICAL CHANGES

     The telecommunications industry has experienced, and is expected to continue to experience, rapid and significant changes in technology. While the Company believes that, for the foreseeable future, these changes will neither materially affect the continued use of fiber optic cable or digital switches and transmission equipment nor materially hinder the Company's ability to acquire necessary technologies, the effect of technological changes on the Company's business and operations cannot be predicted. The Company believes that its future success will depend, in part, on its ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands on a competitive basis. There can be no assurance that the Company will obtain access to new technologies on a timely basis or on satisfactory terms. Any failure by the Company to obtain new technologies could have a material adverse effect on the Company's business, financial condition and results of operations. Also, alternative technologies may develop for the provision of services to customers. The Company may be required to select in advance one technology over another, but it will be

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impossible to predict with any certainty, at the time the Company is required to make its investment, which technology will prove to be the most economic, efficient or capable of attracting customer usage.

DEPENDENCE ON KEY PERSONNEL


     The Company's business is managed by a small group of key executive officers. The loss of the services of any of these key individuals could have an adverse impact on the Company. The Company has employment agreements with each
of Messrs. McPhie, Jones, Powers and       and Ms. Herda. See 'Management --
Employment Agreements.' The Company does not carry key man life insurance on any of such personnel. The Company believes that its future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. The competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel. See 'Management.'


ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE STOCK PRICE VOLATILITY


     Prior to the Stock Offering, there has been no public market for the shares of Class A Common Stock. Although the Class A Common Stock is expected to be approved for quotation through the Nasdaq National Market, there can be no assurance that an active trading market for the Class A Common Stock will develop or will be sustained. The initial public offering price of the Class A Common Stock will be determined through negotiations between the Company and the representatives of the Underwriters and may not be indicative of the market price for the Class A Common Stock following the Stock Offering. There can be no assurance that future market prices for the Class A Common Stock will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. The market prices of securities of growth companies similar to the Company have historically been highly volatile. Future announcements on matters concerning the Company or its competitors, including quarterly results, technological innovations, mergers or strategic alliances, new services or government legislation or regulation, may have a significant effect on the market price of the Class A Common Stock. In addition, in recent years the market for the stock of technology, communications and computer companies has been highly volatile with large price and volume fluctuations, particularly for companies with relatively small capitalizations. These fluctuations have had a substantial effect on the market prices for the stock of many technology, communications and computer companies, often unrelated to the operating performance of the specific companies. See 'Underwriters.'


SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Stock Offering, there will be    shares of Class A
Common Stock outstanding and    shares of Class B Common Stock outstanding (all
of which are convertible into Class A Common Stock on a share for share basis). Except in certain circumstances, shares of Class B Common Stock are not transferable without their conversion to shares of Class A Common Stock. The shares of Class A Common Stock sold in the Stock Offering will be eligible for immediate sale in the public market without restriction by persons other than 'affiliates' of the Company. The remaining shares of Class A Common Stock (including any shares into which shares of Class B Common Stock are convertible) are 'restricted securities' within the meaning of the Securities Act, and may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemptions contained in Rule 144 under the
Securities Act. The Company has reserved for issuance      shares of Class A
Common Stock upon the exercise of stock options some of which are expected to be awarded in connection with the Stock Offering.



     Each of the Company, its directors and executive officers and the Existing Stockholders has agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not, during the period ending 180 days after the date of this Prospectus, offer, pledge, sell, contract to sell or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock. Thereafter, no assurance can be given that holders of the Class B Common Stock will not decide, based upon then prevailing market and other conditions, to convert their Class B Common Stock to Class A Common Stock and to dispose of all or a portion of such stock pursuant to the provisions of Rule 144 under the Securities Act or pursuant to

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

the registration rights contained in the Stockholders Agreement (as defined herein). See 'Certain Relationships and Related Transactions -- Stockholders Agreement.'



     No predictions can be made about the effect, if any, that market sales of shares of Class A Common Stock or the availability of such shares for sale would have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, may have an adverse impact on the market price for the shares of Class A Common Stock offered hereby or on the ability of the Company to raise capital through a public offering of its equity securities. See 'Principal Stockholders.'


SUBSTANTIAL AND IMMEDIATE DILUTION

     Purchasers of the Class A Common Stock offered hereby will incur immediate and substantial dilution in pro forma net tangible book value per share. See 'Dilution.'

ABSENCE OF DIVIDENDS


     The Company plans to retain all its net earnings, if any, for investment in its business and does not currently intend to pay dividends on its capital stock. The Board of Directors of the Company in its discretion determines the times and amounts in which dividends may be declared and paid on the Company's capital stock. The Indenture limits, but does not prevent, the ability of the Company to pay dividends. See 'Dividend Policy.'


FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus contains forward-looking statements, including statements regarding the Company's expected financial position, business and financing plans. These forward-looking statements reflect the Company's views with respect to future events and financial performance. The words, 'believe,' 'expect,' 'plans' and 'anticipate' and similar expressions identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations (the 'Cautionary Statements') are disclosed in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus and under 'Risk Factors.' All subsequent written and oral forward-looking statements attributable to the Company, its subsidiaries or persons acting on the Company's behalf are expressly qualified in their entirety by the Cautionary Statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of    shares
of Class A Common Stock in the Stock Offering are estimated to be approximately
$   million (approximately $   million if the U.S. Underwriters' over-allotment
option is exercised in full), assuming an initial public offering price of $
per share, the midpoint of the range set forth on the cover page of this Prospectus, after deducting estimated underwriting discounts and commissions and other expenses payable by the Company. The net proceeds to be received by the
Company from the Notes Offering are estimated to be approximately $   million
after deducting estimated underwriting discounts and commissions and other expenses payable by the Company.



     The Company intends to use up to $          million of the net proceeds of
the Offerings to repay outstanding indebtedness to the Parent Companies, and the remainder will be used, on an as-needed basis, to expand and develop existing and new networks and for general corporate and working capital purposes, which may include acquisitions. The use of such proceeds will be to fund ongoing business operations of the Company's subsidiaries which own and operate its networks. The Company expects to make capital expenditures of approximately $147.7 million in 1998 and approximately $152.8 million in 1999. The Company expects to make capital expenditures for the expansion, development and acquisition of networks, including: (i) the purchase and installation of switches, electronics, fiber and other additional technologies in existing networks and in additional networks to be constructed in new markets and (ii) the possible acquisition and expansion of networks currently owned and operated by other companies. The Company's expected expenditures for general corporate and working capital purposes include (i) expenditures with respect to the Company's management information system and corporate service support infrastructure and (ii) operating and administrative expenses with respect to new networks and debt service. The Company intends to continue to evaluate potential acquisitions. The Company has no definitive agreement with respect to any acquisition, although from time to time it may discuss and assess opportunities with other companies on an ongoing basis. A portion of the proceeds of the Offerings may be used to finance acquisitions.


     Pending the foregoing uses, the net proceeds of the Offerings will be invested in short-term, money market instruments.


     The Company expects that the net proceeds of the Offerings after repayment of indebtedness to the Parent Companies, together with internally generated funds and borrowings expected to be available under its future credit facility, will provide sufficient funds for the Company to expand its business as planned and to fund its losses for approximately two years. (If the Notes Offering is not consummated, the Company will require financing from other sources.) Thereafter, the Company expects to require additional financing. However, in the event that the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions, the Company may be required to seek additional capital sooner than currently anticipated. The Company's revenues and costs are dependent upon factors that are not within the Company's control, such as regulatory changes, changes in technology and increased competition. Due to the uncertainty of these and other factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the Company's future capital requirements. Sources of financing may include public or private debt or equity financing by the Company or its subsidiaries or other financing arrangements. The issuance by the Company of additional equity securities could cause substantial dilution of the interest in the Company of purchasers of shares of Class A Common Stock offered hereby.



                                DIVIDEND POLICY



     The Company intends to retain future earnings, if any, to finance its growth strategy and the development and expansion of its networks and operations and, therefore, does not anticipate paying any dividends in the foreseeable future. The decision whether to pay dividends will be made by the Company's Board of Directors in light of conditions then existing, including the Company's results of operations, financial condition and requirements, business conditions, covenants under loan agreements and other contractual arrangements, and other factors. In addition, the Indenture will contain covenants that limit and may effectively prevent the Company from paying dividends on the Common Stock. See 'Risk Factors -- Absence of Dividends.'

                               THE REORGANIZATION


     The Company was recently formed in connection with the Reorganization of the assets and liabilities of its business, which were previously owned by subsidiaries and divisions of the Parent Companies. The business of developing and operating local telecommunications networks in the Company's 19 markets has been conducted through its 22 subsidiaries which will be consolidated into fewer entities. In connection with the Reorganization, the Existing Stockholders received all the outstanding shares of the Class B Common Stock.



     The Company's authorized capital includes two classes of Common Stock, Class A Common Stock and Class B Common Stock, which will be identical in all respects except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders and except that certain matters require the approval of 100% of the outstanding Class B Common Stock, voting separately as a class and certain other matters require the approval of a majority of the outstanding Class A Common Stock, voting separately as a class. Class B Common Stock is convertible into Class A Common Stock. See 'Description of Capital Stock' and 'Principal Stockholders.'



     Set forth below is the organizational structure of the Company immediately prior to the Stock Offering:


                                    [GRAPH]

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of
March 31, 1998, as adjusted to reflect the issuance and sale of the    shares of
Class A Common Stock offered hereby by the Company (based on an assumed public
offering price of $   per share, the midpoint of the range set forth on the
cover page of this Prospectus) and the application of the net proceeds therefrom and as further adjusted to give effect to the sale of the Notes in the Notes Offering and the application of the net proceeds therefrom. See 'Use of Proceeds.' This table should be read in conjunction with 'Selected Financial and Other Operating Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus.



                                                                                         AS OF MARCH 31, 1998
                                                                                     -----------------------------
                                                                                      ACTUAL          PRO FORMA
                                                                                     ---------      --------------
                                                                                                     AS ADJUSTED
                                                                                                       FOR THE
                                                                                                    STOCK OFFERING
                                                                                                       AND THE
                                                                                                    NOTES OFFERING
                                                                                                    --------------
                                                                                            (IN THOUSANDS)

Cash and cash equivalents.........................................................   $      --           $
                                                                                     ---------         ------
                                                                                     ---------         ------
Loans payable to the Parent Companies.............................................     117,547
Long-term debt:
     Senior Notes Due 2008........................................................          --
     Senior Discount Notes Due 2008...............................................          --
          Total long-term debt....................................................          --
Stockholder's equity (deficit):
     Class A Common Stock, $.01 par value;    shares authorized, and    shares
      issued and outstanding on a pro forma basis, respectively(1)................
     Class B Common Stock, $   par value;    shares authorized,    and    shares
      issued and outstanding on a pro forma basis, respectively...................
     Additional paid-in capital...................................................     555,807
     Accumulated deficit (deficit)................................................    (277,205)
                                                                                     ---------         ------
     Total stockholders' equity (deficit).........................................     278,602
                                                                                     ---------         ------
          Total capitalization....................................................   $ 396,149           $
                                                                                     ---------         ------
                                                                                     ---------         ------


------------


(1) Excludes   shares of Class A Common Stock issuable upon the exercise of stock options that will be granted under the Company's stock option plan in connection with the Stock Offering but will not be immediately exercisable. See 'Management -- Stock Option Plan.'

                                    DILUTION


     The pro forma net tangible book value of the Company as of March 31, 1998
was $   million, or $   per share of Class A Common Stock. Pro forma net
tangible book value per share is determined by dividing the tangible net worth of the Company (total assets less intangible assets and total liabilities) by the aggregate number of shares of Class A Common Stock outstanding, assuming the Reorganization had taken place on March 31, 1998. After giving effect to the
sale of the    shares of Class A Common Stock offered hereby (at an assumed
initial public offering price of $   per share, the midpoint of the range set
forth on the cover page of this Prospectus) and the receipt and application of the net proceeds therefrom, pro forma net tangible book value of the Company as
of March 31, 1998, would have been approximately $   million, or $   per share.
This represents an immediate                in pro forma net tangible book value
of $   per share to the Existing Stockholders of the Company and an immediate
dilution in pro forma net tangible book value of $   per share to purchasers of
Class A Common Stock in the Stock Offering. The following table illustrates this per share dilution.



Initial public offering price per share..............................................   $         $
Pro forma net tangible book value per share at March 31, 1998(1).....................
Increase in pro forma net tangible book value per share attributable to purchasers in the Stock Offering.................................................................
Pro forma net tangible book value per share after the Stock Offering.................
                                                                                        ------    ------
Dilution in pro forma net tangible book value per share to purchasers of Class A
  Common Stock in the Stock Offering(2)..............................................   $         $
                                                                                        ------    ------
                                                                                        ------    ------


------------


(1) Pro forma net tangible book value per share at March 31, 1998, includes
           .


(2) Dilution is determined by subtracting pro forma net tangible book value per share after the Stock Offering from the initial public offering price per share.


                            ------------------------
     The following table summarizes, on a pro forma basis, as of March 31, 1998, the numbers of shares purchased, the total consideration paid (or to be paid) and the average price per share paid (or to be paid) by the Existing Stockholders and the purchasers of Class A Common Stock in the Stock Offering,
at the initial public offering price of $   per share (the midpoint of the range
set forth on the cover page of this Prospectus), before deducting the estimated Stock Offering expenses and underwriting discounts and commissions:


                                                                                    TOTAL
                                                         SHARES PURCHASED       CONSIDERATION       AVERAGE
                                                         -----------------    -----------------      PRICE
                                                         NUMBER    PERCENT    AMOUNT    PERCENT    PER SHARE
                                                         ------    -------    ------    -------    ---------
                                                                           (IN THOUSANDS)

Existing Stockholders.................................                   %    $               %     $
Purchasers of Class A Common Stock in the Stock
  Offering............................................
                                                         ------    -------    ------    -------    ---------
     Total............................................              100.0%    $          100.0%     $
                                                         ------    -------    ------    -------    ---------
                                                         ------    -------    ------    -------    ---------

------------------


     The foregoing calculations exclude an aggregate of: (i)    shares of Class
A Common Stock issuable upon the exercise of options granted under the Company's
stock option plan or (ii)    additional shares of Class A Common Stock reserved
for grants or awards under the Company's stock option plan.

            SELECTED CONSOLIDATED FINANCIAL AND OTHER OPERATING DATA


     The selected statement of operations data for the years ended December 31, 1995, 1996 and 1997, and the selected balance sheet data as of December 31, 1996 and 1997, are derived from, and are qualified by reference to, the financial statements of the Company, including the notes thereto, audited by Ernst & Young LLP, independent auditors, appearing elsewhere in this Prospectus. The selected statement of operations data for the year ended December 31, 1994 and the selected balance sheet data as of December 31, 1994 and 1995 have been derived from audited financial statements of the Company not included herein. The selected statement of operations data for the year ended December 31, 1993 and the selected balance sheet data as of December 31, 1993 have been derived from the Company's unaudited internal financial statements, which in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the Company's results of operations and financial position. The selected data as of and for the three months ended March 31, 1998 and the selected statement of operations data for the three months ended March 31, 1997 are derived from unaudited information. The pro forma data as of and for the three months ended March 31, 1998 and the year ended December 31, 1997 gives effect to the Offerings as if they occurred at the beginning of 1997, with respect to statement of operations data, and December 31, 1997, with respect to balance sheet data. Such pro forma amounts are presented for informational purposes only and are not necessarily indicative of the actual amounts that would have been reported if the transactions had been consummated at the dates indicated, nor are they necessarily indicative of future results. The selected other operating data has been derived from the accounting records of the Company and has not been audited. The selected financial and other operating data set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus.



                                                                                                      THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                               MARCH 31,
                                 ---------------------------------------------------------------     ---------------------
                                   1993         1994         1995          1996          1997          1997         1998
                                 --------     --------     ---------     ---------     ---------     --------     --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
    Dedicated transport
      services................   $  1,913     $  2,169     $   6,505     $  20,362     $  44,529     $  8,301     $ 16,733
    Switched services.........         --           --           350         3,555        10,872        1,852        5,315
                                 --------     --------     ---------     ---------     ---------     --------     --------
        Total revenues........      1,913        2,169         6,855        23,917        55,401       10,153       22,048
                                 --------     --------     ---------     ---------     ---------     --------     --------
Costs and expenses:
    Operating (1).............      3,219       10,454        15,106        25,715        40,349        8,384       13,519
    Selling, general and
      administrative (1)......      7,035       26,066        34,222        60,366        54,640       11,985       16,316
    Depreciation and
      amortization (1)........        578        1,213         7,216        22,353        38,466        8,842       11,932
                                 --------     --------     ---------     ---------     ---------     --------     --------
        Total costs and
          expenses............     10,832       37,733        56,544       108,434       133,455       29,211       41,767
                                 --------     --------     ---------     ---------     ---------     --------     --------
Operating loss................     (8,919)     (35,564)      (49,689)      (84,517)      (78,054)     (19,058)     (19,719)
Gain on disposition of
  investment (2)..............         --           --            --            --        11,018           --           --
Equity in losses of
  unconsolidated affiliates...       (392)      (1,611)       (1,391)       (1,547)       (2,082)        (593)         (58)
Interest expense, net (1).....        (81)          (3)          (25)          (52)       (1,538)          --       (2,011)
                                 --------     --------     ---------     ---------     ---------     --------     --------
Net loss......................   $ (9,392)    $(37,178)    $ (51,105)    $ (86,116)    $ (70,656)    $(19,651)    $(21,788)
                                 --------     --------     ---------     ---------     ---------     --------     --------
                                 --------     --------     ---------     ---------     ---------     --------     --------
Pro forma basic and diluted
  loss per common share.......
                                                                                       ---------                  --------
                                                                                       ---------                  --------

Pro forma average common
  shares outstanding..........
                                                                                       ---------                  --------
                                                                                       ---------                  --------

Deficiency in coverage of
  fixed charges by earnings
  before fixed charges........   $ (9,392)    $(37,178)    $ (51,075)    $ (86,076)    $ (70,629)    $(19,641)    $(21,788)
                                 --------     --------     ---------     ---------     ---------     --------     --------
                                 --------     --------     ---------     ---------     ---------     --------     --------
OTHER OPERATING DATA:
EBITDA (3)....................   $ (8,341)    $(34,351)    $ (42,473)    $ (62,164)    $ (39,588)    $(10,216)    $ (7,787)
EBITDA Margin (4).............     (436.0)%   (1,583.7)%      (619.6)%      (259.9)%       (71.5)%     (100.6)%      (35.3)%
Capital expenditures..........      7,154       50,293       141,479       144,815       127,315       14,261       24,961
Cash used in operations.......     (3,100)     (14,873)      (35,605)      (52,274)      (29,419)     (28,694)     (15,103)
Cash used in investing
  activities..................    (10,656)     (52,632)     (145,293)     (149,190)     (120,621)     (14,233)     (24,961)
Cash provided by financing
  activities..................     13,756       67,505       180,898       201,464       150,040       42,927       40,064
Pro forma interest expense
  (5).........................
Pro forma deficiency in
  coverage of fixed charges by
  earnings before fixed
  charges.....................                                                         $                          $


                                                        (footnotes on next page)

                                                 AS OF DECEMBER 31,                      AS OF
                                 --------------------------------------------------    MARCH 31,
                                 1993      1994      1995       1996        1997         1998
                                 -----    ------    -------    -------    ---------    ---------

    OPERATING DATA (6):
    Operating Networks........       3         8         15         18           19           19
    Route miles...............     168       880      3,207      5,010        5,913        6,240
    Fiber miles...............   5,820    24,995    116,286    198,490      233,488      244,894
    Voice grade equivalent
      circuits................      --    39,002    158,572    687,001    1,702,431    1,904,420
    Digital telephone
      switches................      --        --          1          2           14           16
    Employees.................      78       239        508        673          714          739
    Access lines..............      --        --        493      2,793       16,078       23,702


                                                   AS OF DECEMBER 31,                        AS OF       AS ADJUSTED
                                 ------------------------------------------------------    MARCH 31,       FOR THE
                                  1993       1994        1995        1996        1997        1998       STOCK OFFERING
                                 -------    -------    --------    --------    --------    ---------    --------------

    BALANCE SHEET DATA:
    Cash and cash
      equivalents.............   $ --       $ --       $  --       $  --       $  --        $ --
    Property, plant and
      equipment, net..........     5,364     53,139     199,005     323,161     415,158     428,319
        Total assets..........    10,129     60,604     214,963     341,480     438,077     453,475
    Loans payable to the
      Parent Companies........     --         --          --          --         75,475     117,547
    Long-term indebtedness....     --         --          --          --          --
        Total stockholders'
          equity..............     4,856     33,749     179,589     294,937     300,390     278,602

                                 AS ADJUSTED
                                FOR THE STOCK
                                 OFFERING AND
                                NOTES OFFERING
                                --------------
    BALANCE SHEET DATA:
    Cash and cash
      equivalents.............
    Property, plant and
      equipment, net..........
        Total assets..........
    Loans payable to the
      Parent Companies........
    Long-term indebtedness....
        Total stockholders'
          equity..............


------------


(1) Includes expenses resulting from transactions with affiliates of $168 in 1993, $1,901 in 1994, $6,507 in 1995, $11,023 in 1996, $15,306 in 1997 and
    $3,486 and $5,479 in the three months ended March 31, 1997 and 1998, respectively.



(2) In September 1997, the Company completed a series of transactions related to its interests in the Hyperion Partnerships, a group of unconsolidated telecommunication partnerships serving the New York area, whereby it sold its interests in the partnerships serving the Buffalo and Syracuse markets in exchange for $7.0 million of cash and all of the minority interests in the partnerships serving the Albany and Binghamton markets that were not already owned by the Company. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.


(3) EBITDA consists of operating income (loss) before depreciation and amortization. Industry analysts generally consider EBITDA to be an important measure of comparative operating performance of the telecommunications industry, and when used in comparison to debt levels or the coverage of interest expense, as a measure of liquidity. However, EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies. Additionally, certain covenants contained in the Indenture are based on EBITDA. See the Combined Statements of Cash Flows contained elsewhere in this Prospectus.


(4) EBITDA Margin represents EBITDA as a percentage of revenues.



(5) Pro forma interest expense gives effect to the issuance of the Notes offered
    in the Notes Offering (assuming an effective annual interest rate of    %),
    as if such transaction had occurred at the beginning of 1997 assuming    %
    of the interest on the Notes would have been capitalized under FASB Statement No. 34 'Capitalization of Interest Costs.' For each .125% change in the interest rate on the Notes, pro forma interest expense would change
    by    % for 1997. Since any income tax benefits related to the Notes
    Offering would have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefits for tax losses on a separate return basis, the pro forma effect of the Notes Offering on net loss would be identical to the pro forma effect on interest expense.



(6) Includes all managed properties including unconsolidated affiliates (MetroComm AxS, L.P. in Columbus, Ohio and the Albany and Binghamton, New York networks). Albany and Binghamton were wholly owned at December 31, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Certain information contained in the discussion and analysis set forth below and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its business and related financing, includes forward-looking statements that involve risk and uncertainties. See 'Risk Factors' for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

OVERVIEW


     The Company is a leading facilities-based CLEC in selected metropolitan markets across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers. The business of the Company was commenced in 1993 by TW Cable and reflects the combined commercial telecommunications operations under the ownership or management control of TW Cable. These operations consist of the commercial telecommunication operations of TW and TWE-A/N that were each acquired or formed in 1995, as well as the pre-existing commercial telecommunication operations of TWE. All intercompany accounts and transactions between the combined entities have been eliminated.



     In connection with the Reorganization, the Existing Stockholders contributed the assets and liabilities of the Company's business to the Company in exchange for all of the outstanding shares of Class B Common Stock. The Company accounted for the Reorganization at each of the Existing Stockholders historical cost basis of accounting and accordingly, the Reorganization had no effect on the Company's total stockholders' equity which has been presented on a consistent basis.



     The primary change to the Company's operating structure following the Reorganization was that the Company became directly accountable to the Board of Directors, instead of to TW Cable. In addition, all future net operating loss carryforwards can be utilized against future earnings of the Company, concurrent with the change in the Company's operating and legal structure from a partnership to a corporation, whereas prior to the Reorganization, all net operating loss carryforwards were allocated to and utilized primarily by Time Warner and its affiliates. Also, in connection with the Reorganization, the Company's equity was reduced by approximately $35.0 million in order to record a net deferred tax liability associated with the assets and liabilities contributed to the Company.



     To date, the majority of the Company's revenues have been derived from the provision of 'private line' and 'direct access' telecommunications services. Because the Company has deployed switches in 16 of its 19 service areas as of March 31, 1998, management expects that a growing portion of its revenues will be derived from providing switched services. The Company's customers are principally telecommunications-intensive business end-users, IXCs, ISPs, wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications products and services, including dedicated transmission, local switched, data and video transmission services and Internet services. In addition, the Company benefits from its strategic relationship with TW Cable both through network facilities access and cost-sharing. As a result, the Company's networks have been constructed primarily through the use of fiber capacity licensed from TW Cable. As of March 31, 1998, the Company operated networks in 19 metropolitan areas that spanned 6,240 route miles, contained 244,894 fiber glass miles and offered service to 2,711 buildings. The Company's consolidated revenues were $55.4 million for the year ended December 31, 1997 and $22.0 million for the three months ended March 31, 1998. As of March 31, 1998, the Parent Companies had invested $555.8 million in the Company.



     To date, the Company's revenues have been derived primarily from end user to end user private line connections and from a variety of services including:
(i) access between IXCs, (ii) access between end users and IXCs, (iii) collocated special access, (iv) collocated points of presence ('POP') to LECs switched access transport and (v) local switched services. Since its inception in 1993, the Company has experienced significant growth in revenues and in the geographic scope of its operations. Management believes an increasing portion of the Company's future growth will come from the provision of local switched services as a result of the 16 switches deployed as of March 31, 1998. The Company believes that switched services provide the opportunity for higher profit margins than those expected from transport services, however the shift of the revenue growth to switched services may cause the Company's revenues to become less predictable since a portion of such services are billed to customers on a usage basis. Dedicated transport customers are typically billed a flat monthly rate which produces a less variable stream of revenues for the Company. Furthermore, it is expected that the growth in the switched services offerings will expand the Company's customer base by making more services available to customers that are generally smaller than those who purchase dedicated transport services. These smaller customers are also expected to be the principal users of the Company's long distance service. The Company expects to experience a higher churn rate for these customers than it has traditionally experienced with transport services.


     The Company plans to expand its revenue base by fully exploiting available network capacity in its existing markets and by continuing to develop and selectively tailor new services in competitively-priced packages to meet the needs of its medium- and large-sized business customers. The Company plans on selectively entering new markets and intends to have networks under construction or operational in several additional cities by the end of 1999.

     Operating expenses consist of costs directly related to the operation and maintenance of the networks and the provision of the Company's services. This includes the salaries and related expenses of operations and engineering personnel as well as costs from the ILECs and other competitors for facility leases and interconnection. These costs have increased over time as the Company has increased its operations and revenues. It is expected that these costs will continue to increase, but at a slower rate than revenue growth.

     Selling, general and administration expenses consist of salaries and related costs for employees other than those involved in operations and engineering. Such expenses also include costs related to non-technical facility, sales and marketing, regulatory and legal costs. These costs have increased over time as the Company has increased its operations and revenues. The Company expects these costs to continue to increase as the Company's revenue growth continues, but at a slower rate than revenue growth.


     In the normal course of conducting its businesses, the Company has various transactions with the Parent Companies, generally on terms resulting from negotiation between the affected units that, in management's view, result in reasonable allocations. The Company's selling, general and administrative expenses include an allocation of certain general and administrative expenses, primarily including office rent and overhead charges for various administrative functions performed by TW Cable. These allocations were required to reflect all costs of doing business and have been based on various methods, which management believes results in reasonable allocations of such costs that were necessary to present the Company's operations as if they had been operated on a stand alone basis. In addition, the Company licenses the right to use the majority of its fiber optic cable capacity from TW Cable and reimburses it for facility maintenance and pole rental costs. Finally, effective July 1, 1997 all of the Company's financing requirements began to be funded with loans from the Parent Companies. These loans bear interest at the prime rate which was 8.5% throughout the nine months ended March 31, 1998. The Company believes that this rate is comparable to rates which could have been obtained from unrelated third parties.



     The Company has not historically, and does not currently, generate positive operating cash flow. However, for the year ended December 31, 1997, twelve of the Company's nineteen markets generated positive cash flow and the Company, as a whole, expects to begin generating positive operating cash flow within the next 12-18 months. The following comparative discussion of the results of financial condition and results of operations of the Company includes an analysis of changes in revenues and operating income (loss) before depreciation and amortization. Industry analysts generally consider EBITDA to be an important measure of comparative operating performance for the telecommunications industry, and when used in comparison to debt levels or the coverage of interest expense, as a measure of liquidity. However, EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies.


     The Company has had and will continue to have significant capital expenditures. These expenditures pertain to the historical construction and expansion of the networks and to the future expansion of the existing networks as well as the construction of new networks.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statement of operations data of the Company, in thousands of dollars and expressed as a percentage of net revenues, for each of the periods presented. This table should be read in conjunction with the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus:





                                                                                                     THREE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,                                       MARCH 31,
                         -------------------------------------------------------------     ---------------------------------------
                               1995                  1996                  1997                  1997                  1998
                         -----------------     -----------------     -----------------     -----------------     -----------------
                                                                  (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
Revenues:
    Dedicated transport
      services...........$  6,505     94.9%    $ 20,362     85.1%    $ 44,529     80.4%    $  8,301     81.8%    $ 16,733     75.9%
    Switched services....     350      5.1        3,555     14.9       10,872     19.6        1,852     18.2        5,315     24.1
                         --------   ------     --------   ------     --------   ------     --------   ------     --------   ------
        Total revenues...   6,855    100.0       23,917    100.0       55,401    100.0       10,153    100.0       22,048    100.0
Costs and expenses:
    Operating (1)........  15,106    220.4       25,715    107.5       40,349     72.8        8,384     82.6       13,519     61.3
    Selling, general and
      administrative
      (1)................  34,222    499.2       60,366    252.4       54,640     98.6       11,985    118.0       16,316     74.0
    Depreciation and
      amortization (1)...   7,216    105.3       22,353     93.5       38,466     69.4        8,842     87.1       11,932     54.1
                         --------   ------     --------   ------     --------   ------     --------   ------     --------   ------
        Total costs and
          expenses.......  56,544    824.9      108,434    453.4      133,455    240.9       29,211    287.7       41,767    189.4
Operating loss........... (49,689)  (724.9)     (84,517)  (353.4)     (78,054)  (140.9)     (19,058)  (187.7)     (19,719)   (89.4)
Gain on disposition of
  investment (2).........   --        --          --        --         11,018     19.9        --        --          --        --
Equity in losses of
  unconsolidated
  affiliates.............  (1,391)   (20.3)      (1,547)    (6.5)      (2,082)    (3.8)        (593)    (5.8)         (58)    (0.3)
Interest, net (1)........     (25)    (0.3)         (52)    (0.2)      (1,538)    (2.8)       --        --         (2,011)    (9.1)
                         --------   ------     --------   ------     --------   ------     --------   ------     --------   ------
Net loss.................$(51,105)  (745.5)%   $(86,116)  (360.1)%   $(70,656)  (127.5)%   $(19,651)  (193.5)%   $(21,788)   (98.8)%
                         --------   ------     --------   ------     --------   ------     --------   ------     --------   ------
                         --------   ------     --------   ------     --------   ------     --------   ------     --------   ------


------------


(1) Includes expenses resulting from transactions with affiliates of $6,507 in 1995, $11,023 in 1996 and $15,306 in 1997 and $3,486 and $5,479 in the three months ended March 31, 1997 and 1998, respectively.



(2) In September 1997, the Company completed a series of transactions related to its interests in the Hyperion Partnerships, a group of unconsolidated telecommunication partnerships serving the New York area, whereby it sold its interests in the partnerships serving the Buffalo and Syracuse markets in exchange for $7.0 million of cash and all of the minority interests in the partnerships serving the Albany and Binghamton markets that were not already owned by the Company. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.


THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997


     Revenues. Revenue increased $11.9 million, or 117.2%, to $22.0 million for the three months ended March 31, 1998, from $10.2 million for the same period in 1997. Revenues from the provision of dedicated transport services increased $8.4 million, or 101.6%, to $16.7 million in 1998, from $8.3 million in 1997. Revenues from dedicated transport service increased 97.4% in those markets in which dedicated transport services were offered as of March 31, 1997. Switched service revenue increased $3.5 million, or 187.0%, to $5.3 million in 1998, from $1.9 million in 1997. Switched services revenue increased 298.6% in those markets in which switched services were offered as of March 31, 1997. The increase in revenues from dedicated transport services primarily reflects growth of services offered in existing markets. The increase in switched services resulted from the offering of services in new markets and the growth of services in existing markets. At March 31, 1998 the Company offered dedicated transport services in 18 consolidated markets and switched services in 15 markets, as compared to offering dedicated transport services in 15 markets and switched services in 3 markets at March 31, 1997.



     Operating Expenses. Operating expenses increased $5.1 million, or 61.2%, to $13.5 million for the three months ended March 31, 1998, from $8.4 million for the same period in 1997. The increase in operating expenses was primarily attributable to the Company's expansion of its business, principally switched services, and the ongoing development of existing markets resulting in higher LEC charges for circuit leases and

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

interconnection, higher technical personnel costs, and higher data processing costs. As a percentage of revenue, operating expenses decreased to 61.3% in 1998 from 82.6% for the same period in 1997.



     Selling, General and Administrative. Selling, general and administrative expenses increased $4.3 million, or 36.1%, to $16.3 million for the three months ended March 31, 1998, from $12.0 million for the same period in 1997. The increase in selling, general and administrative expenses was primarily attributable to an increase in consulting expenses relating to local regulatory matters and implementing new billing and system software, and higher direct sales costs associated with the increase in revenues. As a percentage of revenues, selling, general and administrative expenses decreased to 74.0% in 1998 from 118.0% for the same period in 1997.



     Depreciation and Amortization Expense. Depreciation and amortization expense increased $3.1 million, or 34.9%, to $11.9 million for the three months ended March 31, 1998, from $8.8 million for the same period in 1997. The increase in depreciation and amortization expense was primarily attributable to higher capital expenditures related to the ongoing construction and expansion of the Company's telecommunications networks in both 1997 and 1998. As a percentage of revenues, depreciation and amortization expenses decreased to 54.1% in 1998, from 87.1% for the same period in 1997.



     EBITDA. The EBITDA loss for the three months ended March 31, 1998 decreased $2.4 million, or 23.8%, to $7.8 million in 1998, from a loss of $10.2 million for the same period in 1997. This improvement was primarily the result of increased revenue due to the Company's expansion of local telecommunications networks in new and existing markets and growth of the Company's customer base, partially offset by higher operating expenses in support of the larger customer base, and higher selling, general and administrative expenses required to support the expansion.



     Interest Expense. Effective July 1, 1997, all of the Company's financing requirements began to be funded with loans from the Parent Companies. Interest expense relating to these loans totaled $2.0 million for the three months ended March 31, 1998.



     Income Taxes. For the three months ended March 31, 1998, net income tax benefits increased $0.9 million, or 11.4%, to $8.8 million, from $7.9 million for the same period in 1997. The net income tax benefits have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis. On a pro forma basis, had the Company been operating on a stand alone basis, the Company would have had net operating loss carryforwards. However, the Company, which operated as a partnership for tax purposes during the periods presented herein, has no net operating loss carryforwards for tax purposes because such losses were primarily allocated to and utilized by TW and its affiliates. The Company has not, and will not, be compensated for such losses.



     Net Loss. Net loss increased $2.1 million, or 10.9%, to $21.8 million for the three months ended March 31, 1998, from a net loss of $19.7 million for the same period in 1997. This increase resulted from higher operating, selling, general and administrative and depreciation and amortization expenses relating to the Company's expansion of telecommunications networks in new and existing markets, as well as interest expense on the loans payable to the Parent Companies, partially offset by the increase in revenues generated by the Company's expansion.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996


     Revenues. Revenues increased $31.5 million, or 131.6%, to $55.4 million in 1997, from $23.9 million in 1996. Revenues from the provision of dedicated transport services increased $24.1 million, or 118.7%, to $44.5 million in 1997, from $20.4 million in 1996. Revenue from dedicated transport service increased 115.9% in those markets in which dedicated transport services were offered as of December 31, 1996. Switched service revenue increased $7.3 million, or 205.8%, to $10.9 million in 1997, from $3.6 million in 1996. Switched services revenue increased 183.9% in those markets in which switched services were offered as of December 31, 1996. The increase in revenues from dedicated transport services primarily reflected growth of services offered in existing markets. The increase in switched services resulted from the offering of services in new markets and the growth of services in existing markets. At December 31, 1997, the Company offered dedicated transport services in 18 consolidated markets and switched services in 14 markets, as compared to offering dedicated transport services in 15 markets and switched services in 2 markets at December 31, 1996.



     Operating Expenses. Operating expenses increased $14.6 million, or 56.9%, to $40.3 million in 1997, from $25.7 million in 1996. As a percentage of revenues, operating expenses decreased to 72.8% in 1997 from

107.5% in 1996. The increase in operating expenses was primarily attributable to the Company's expansion of its business, principally switched services, and the ongoing development of existing markets resulting in higher technical personnel costs, higher LEC charges for circuit leases and interconnection and higher data processing costs.



     Selling, General and Administrative. Selling, general and administrative expenses decreased $5.8 million, or 9.5%, to $54.6 million in 1997, from $60.4 million in 1996. As a percentage of revenues, selling, general and administrative expenses decreased to 98.6% in 1997 from 252.4% in 1996. The decrease in selling, general and administrative expenses was primarily attributable to the absence of a $5.5 million charge recorded in 1996 to terminate certain employees as well as the on-going cost reduction due to lower employee headcount, partially offset by higher direct sales costs associated with the increase in revenues.



     Depreciation and Amortization Expense. Depreciation and amortization expense increased $16.1 million, or 72.1%, to $38.5 million in 1997, from $22.4 million in 1996. As a percentage of revenues, depreciation and amortization expenses decreased to 69.4% for 1997 from 93.5% for the same period in 1996. The increase in depreciation and amortization expense was primarily attributable to higher capital expenditures related to the ongoing construction and expansion of the Company's telecommunications networks in both 1997 and 1996.



     Gain on Disposition of Investments. In September 1997, the Company completed a series of transactions related to its interests in the Hyperion Partnerships, a group of unconsolidated telecommunication partnerships serving the New York area, whereby it sold its interests in the partnerships serving the Buffalo and Syracuse markets in exchange for $7.0 million of cash and all of the minority interests in the partnerships serving the Albany and Binghamton markets that were not already owned by the Company. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.



     EBITDA. The EBITDA loss in 1997 decreased $22.6 million, or 36.3%, to $39.6 million, from a loss of $62.2 million in 1996. This improvement was primarily the result of increased revenues due to the Company's expansion of local telecommunications networks in new and existing markets and growth of the Company's customer base, partially offset by higher operating expenses in support of the larger customer base.



     Interest expense, Net. Effective July 1, 1997 all of the Company's financing requirements began to be funded with loans from the Parent Companies. Interest expense relating to these loans totaled approximately $1.5 million in 1997.



     Income Taxes. Pro forma net income tax benefits decreased by $6.2 million, or 17.9%, to $28.4 million in 1997, from $34.6 million in 1996. These net income tax benefits have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis. See Note 8 to the Company's financial statements appearing elsewhere in this Prospectus.



     Net loss. Net loss decreased $15.4 million, or 18.0%, to $70.7 million in 1997, from a net loss of $86.1 million in 1996. This improvement principally resulted from the one-time $11.0 million gain resulting from the Hyperion Transactions and from increased revenues generated by the Company's expanded networks, partially offset by increased operating and depreciation and amortization expenses relating to the Company's expansion of telecommunications networks in new and existing markets.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenues. Revenues increased $17.0 million, or 248.9%, to $23.9 million in 1996, from $6.9 million in 1995. This increase reflected increased sales of services in existing and new markets and growth of the Company's customer base. Revenues from the provision of dedicated transport services increased $13.9 million, or 213.0%, to $20.4 million, in 1996, from $6.5 million in 1995. Switched service revenue increased $3.2 million, or 915.7%, to $3.6 million in 1996, from $0.4 million in 1995. The increase in revenues from dedicated services reflected growth in the existing markets and the commencement of services in new markets. The increase in switched services reflected growth in the existing markets. At December 31, 1996, the Company offered dedicated transport services in 15 consolidated markets and switched services in 2 markets, as compared to offering dedicated transport services in 12 markets and switched services in 1 market at December 31, 1995.


     Operating Expenses. Operating expenses increased $10.6 million, or 70.2% to $25.7 million in 1996, from $15.1 million in 1995. As a percentage of revenues, operating expenses decreased to 107.5% in 1996 from 220.4% in 1995. The increase in operating expenses was primarily attributable to higher technical personnel costs, LECs charges for circuit leases and interconnection, data processing costs associated with the Company's expansion into new markets and the ongoing development of existing markets.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $26.2 million, or 76.4%, to $60.4 million in 1996, from $34.2 million in 1995. As a percentage of revenues, selling, general and administrative expenses decreased to 252.4% in 1996 from 499.2% in 1995. The increase in selling, general and administrative expense was primarily due to higher personnel compensation costs necessary to support the continued expansion of the Company's telecommunications networks and customer base. In addition, the Company incurred a $5.5 million charge to terminate certain employees. See 'Business.'



     Depreciation and Amortization Expense. Depreciation and amortization expense increased $15.2 million, or 209.8%, to $22.4 million in 1996, from $7.2 million in 1995. As a percentage of revenues, depreciation and amortization expense decreased to 93.5% in 1996 from 105.3% in 1995. This increase in depreciation and amortization expense was primarily attributable to the ongoing construction and expansion of the Company's telecommunications networks in both 1995 and 1996.



     EBITDA. The EBITDA loss for 1996 increased $19.7 million, or 46.4%, to $62.2 million, from a loss of $42.5 million in 1995. Overall, increased operating and selling, general and administrative expenses resulting from the Company's development of local telecommunications networks in new and existing markets more than offset increased revenues.



     Income Taxes. Pro forma net income tax benefits increased by $14.1 million, or 68.8%, to $34.6 million in 1996, from $20.5 million in 1995. These net income tax benefits have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis. See Note 8 to the Company's financial statements appearing elsewhere in this Prospectus.



     Net loss. Net loss increased $35.0 million, or 68.5%, to $86.1 million in 1996, from $51.1 million in 1995. This increase resulted principally from increased expenses relating to the Company's expansion of telecommunications networks in new and existing markets. These increased expenses were partially offset by increased revenues generated by the Company's expanded networks.


LIQUIDITY AND CAPITAL RESOURCES


Financing


     Historically, the Company has not maintained cash balances since all the Company's cash receipts and funding requirements were provided to or from the Parent Companies. Part of the proceeds from the Offerings are expected to fund the Company's future cash balances. Upon completion of the Offerings, the Parent Companies and the Existing Stockholders will not be under any obligation to make any additional equity investments in or loans to the Company.


     The development of the Company's business and the installation and expansion of the Company's communications networks, combined with the development and operation of the Company's network operations center ('NOC'), have resulted in substantial capital expenditures. These capital expenditures, as well as the Company's historical operating losses, have resulted in substantial negative cash flow for the Company since inception in 1993. Funding of this historical cash flow deficiency has been primarily accomplished through the receipt of capital contributions from the Parent Companies through June 30, 1997. From July 1, 1997, the deficiency has been funded through interest bearing loans from the Parent Companies. The net balance of amounts due to the Parent Companies, including interest payable thereon, under this funding arrangement was $117.5 million and $75.5 million as of March 31, 1998 and December 31, 1997, respectively. The average net capital contributions from the Parent Companies were $517.8 million for the six months ended June 30, 1997 and $379.0 million and $179.8 million for the years ended December 31, 1996 and 1995, respectively. Additional paid-in capital balances, which include all capital contributions from the Parent Companies have remained at $555.8 million since June 30, 1997 and totaled approximately $479.7 million and $278.2 million at December 31, 1996 and 1995, respectively.



     The net proceeds to the Company from the sale of      shares of Class A
Common Stock in the Stock Offering are estimated to be approximately $   million
(approximately $      million if the U.S. Underwriters' over-allotment option is
exercised in full), assuming an initial public offering price of $   per share,
the midpoint of the range set forth on the cover page of this Prospectus, after deducting underwriting discount and estimated expenses of the Stock Offering. The net proceeds to the Company of the Notes Offering are estimated to be approximately $ million after deducting underwriting discount and estimated expenses of the Notes Offering.



     The Company intends to use the net proceeds of the Offerings to repay $ million of outstanding indebtedness to the Parent Companies, to expand and develop existing and new networks and for other general corporate and working capital purposes, which may include acquisitions. While the primary use of such proceeds will be to fund ongoing business operations of the Company's subsidiaries which own and operate its networks, the Company intends to continue to evaluate potential acquisitions. The Company has no definitive agreement with respect to any acquisition, although from time to time it may discuss and assess opportunities with other companies on an ongoing basis.



     Pending the foregoing uses, the net proceeds of the Offerings will be invested in short-term, money market instruments.



     The Company expects that its future cash requirements will principally be for working capital, capital expenditures and to fund its operating losses. The Company expects that the net proceeds of the Offerings after the repayment of
$   million in loans to the Parent Companies, together with internally generated funds and borrowings expected to be available under its future credit facility, will provide sufficient funds for the Company to meet the Company's expected capital and liquidity needs to expand its business as planned and to fund its losses for approximately two years (if the Notes Offering is not consummated, the Company will require financing from other sources). Thereafter, the Company expects to require additional financing. However, in the event that the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions, the Company may be required to seek additional capital sooner than currently anticipated. The Company's revenues and costs are dependent upon factors that are not within the Company's control, such as regulatory changes, changes in technology and increased competition. Due to the uncertainty of these and other factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the level of the Company's future capital expenditures and expansion plans. Sources of financing may include public or private debt or equity financing by the Company or its subsidiaries or other financing arrangements.



Capital Expenditures



     The facilities-based telecommunications service business is a capital intensive business. The Company's operations have required and will continue to require substantial capital investment for: (i) the purchase and installation of switches, electronics, fiber and other technologies in existing networks and in additional networks to be constructed in new markets; and (ii) the acquisition and expansion of networks currently owned and operated by other companies. The Company's expected capital expenditures for general corporate and working capital purposes include (i) expenditures with respect to the Company's management information system and corporate service support infrastructure and
(ii) operating and administrative expenses with respect to new networks and debt service. The Company plans to make substantial capital investments in connection with the deployment of switches in all of its existing networks, and plans to construct and develop new networks. Expansion of the Company's networks will include the geographic expansion of the Company's existing operations and will consider the development of new markets. In addition, the Company may acquire existing networks in the future.



     During the first three months of 1998, capital expenditures were $25.0 million, an increase of $10.7 million from the first three months in 1997. This increase resulted from unusually low capital expenditures for the first three months of 1997, principally due to the Company's new management team put into place in January 1997, which required time to formulate the Company's current business strategy focusing exclusively on business customers. During the year ended December 31, 1997, capital expenditures were $127.3 million, a decrease of $17.5 million from $144.8 million in 1996. The decrease was principally due to a slower rate of expansion into new markets in 1997. Capital expenditures in 1996 increased $3.3 million from $141.5 million in 1995. The Company estimates it will require $147.7 million in 1998 and $152.8 million in 1999 to fund its capital expenditures.

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


Cash Flows



THREE MONTHS ENDED MARCH 31, 1998 AND 1997



     For the first three months of 1998, the Company's cash used in operations decreased to $15.1 million from $28.7 million for the first three months of 1997. This decrease in cash used in operations of $13.6 million principally resulted from lower EBITDA losses and working capital requirements in the first three months of 1998. The Company expects to continue to have operating cash flow deficiencies for the near future as it develops and expands its business.



     Cash used in investing activities increased $10.8 million to $25.0 million for the three months of 1998, as compared to $14.2 million for the first three months of 1997, principally as a result of higher capital expenditures.



     For the first three months of 1998, net cash provided by financing activities reflects the receipt of interest bearing loans from the Parent Companies amounting to $40.1 million. Prior to July 1, 1997, the Company's cash flow deficiencies were entirely funded by non-interest bearing capital contributions from the Parent Companies. For the first three months of 1997, net capital contributions amounted to $42.9 million. This decrease of $2.8 million was primarily due to lower cash funding requirements principally due to operating cash flow associated with the Company's expansion of its customer base and services in new and existing markets and lower working capital requirements, partially offset by higher capital expenditure requirements for the first three months of 1998.



YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



     For the year ended December 31, 1997, the Company's cash used in operations decreased to $29.4 million from $52.3 million for the year ended December 31, 1996. This decrease in cash used in operations of $22.9 million principally resulted from lower EBITDA losses during 1997. Cash used in operations increased $16.7 million in 1996 from $35.6 million in 1995, primarily as a result of increased EBITDA losses partially offset by other balance sheet changes. The Company expects to continue to have operating cash flow deficiencies for the near future as it develops and expands its business.



     Cash used in investing activities decreased $28.6 million to $120.6 million in 1997, as compared to $149.2 million in 1996. This decrease resulted principally from lower capital expenditures due to a slower rate of expansion and $7.0 million of cash proceeds received in 1997 relating to the Hyperion Transactions. Cash used in investing activities in 1996 increased $3.9 million to $149.2 million from $145.3 million in 1995, principally as a result of higher capital expenditures used to build the Company's networks. As discussed more fully above, the Company has made substantial capital expenditures in order to develop and expand its business.



     Net cash provided by financing activities reflects the receipt of non-interest bearing capital contributions from the Parent Companies to fund the Company's cash flow deficiencies through June 30, 1997. Effective July 1, 1997, all of the Company's financing requirements were funded with interest bearing loans from the Parent Companies. The aggregate of net capital contributions and loans from the Parent Companies decreased $51.5 million to $150.0 million in 1997 as compared to $201.5 million in 1996. This decrease was primarily due to lower cash funding requirements principally due to operating cash flow associated with the Company's expansion of its customer base and services in new and existing markets and lower capital expenditure requirements. Net capital contributions in 1996 increased to $201.5 million from $180.9 million in 1995. The increase in net capital contributions is primarily due to higher cash funding requirements principally due to an increase in cash used in operations associated with the Company's expansion of its customer base and services in new and existing markets and higher capital expenditures requirements.





YEAR 2000

     The Company is currently working to resolve the potential impact of the year 2000 on the processing of time-sensitive information by its computerized information systems. Year 2000 issues may arise if computer programs have been written using two digits (rather than four) to define the applicable year. In such case, programs that have time-sensitive logic may recognize a date using '00' as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. Management is in the process of completing a review of significant software and equipment used in the Company's operations and, to the extent practicable, in

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the operations of its key business partners, in order to determine if any year
2000 risks exist that may be material to the Company as a whole. This process includes an assessment of year 2000 risks on an ongoing basis and the identification of practical remediation measures that could be taken on a timely basis to alter, validate or replace time-sensitive software and equipment. Management has already begun implementing certain of these measures and intends to complete its remediation efforts prior to any anticipated material impact on its computerized information systems. Costs of addressing potential problems have not been material to date and, based on preliminary information from the Company, its customers and vendors, are not currently expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. However, if the Company, its customers or vendors are unable to resolve such processing issues in a timely manner, it could result in a material financial risk. Accordingly, management plans to devote the resources it concludes are appropriate to resolve all significant year 2000 issues in a timely manner.

EFFECTS OF INFLATION


     Historically, inflation has not had a material effect on the Company.

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
                                    BUSINESS

OVERVIEW


     The Company is a leading facilities-based CLEC in selected metropolitan areas across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers and other carriers. The Company's customers are principally telecommunications-intensive business end-users, IXCs, ISPs, wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications services, including dedicated transmission, local switched, data and video transmission services and certain Internet services. The Company has deployed switches in 16 of its 19 service areas as of March 31, 1998, and management expects that a growing portion of the Company's revenues will be derived from providing switched services. In addition, the Company benefits from its strategic relationship with TW Cable both through network facilities access and cost-sharing. As a result, the Company's networks have been constructed primarily through licensing the use of fiber capacity from TW Cable. As of March 31, 1998, the Company operated networks in 19 metropolitan areas that spanned 6,240 route miles, contained 244,894 fiber glass miles and offered service to 2,711 buildings. Consolidated revenues for the Company, which have historically been primarily derived from private line services, grew by 117.2% for the three months ended March 31, 1998 as compared to the same period in 1997.



     The business of the Company was commenced in 1993 by TW Cable, originally to provide certain telephony services together with cable television. In January 1997, the Company put in place a new management team that is implementing a business strategy focused exclusively on serving business customers, rapidly providing switched services in all the Company's service areas and expanding the range of business telephony services offered by the Company.



     The Company believes that the 1996 Act and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening all local service areas to competition and requiring ILECs to provide increased direct interconnection. According to the FCC, in 1996 the total revenues for the telecommunications industry amounted to approximately $222 billion, of which approximately $122 billion was local service and approximately $100 billion was long distance. To capitalize on these significant opportunities, the Company has accelerated its deployment of high capacity digital switches in its service areas and is aggressively marketing switched services to medium- and large-sized businesses.


BUSINESS STRATEGY


     The Company's primary objective is to be a leading CLEC in its existing and future service areas offering medium- and large-sized businesses superior telecommunications services through advanced networks. The key elements of the Company's business strategy include the following:



     Leverage Existing Fiber Optic Networks. The Company has designed and built its networks to serve geographic locations where management believes there are large numbers of potential customers. As of March 31, 1998, the Company operated networks that spanned over 6,240 route miles and contained over 244,894 fiber miles. The Company's highly concentrated networks have yet to be fully exploited and provide the capacity to serve a substantially larger base of customers. Management believes that the Company's extensive fiber network capacity allows it to: (i) increase orders substantially from new and existing customers without incurring significant additional capital expenditures and operating expenses;
(ii) emphasize its facilities-based services rather than resales of network capacity of other providers; and (iii) exert greater control over its services than the Company's competitors that are dependent upon off-net facilities, thereby providing better customer service.



     Expand Switched Services. The Company provided a broad range of switched services in 16 of its service areas as of March 31, 1998, and plans to provide switched services in all of its current service areas by the end of 1999. For the three months ended March 31, 1998, consolidated revenues from switched service grew by 187.0% as compared to the same period in 1997. Because the demand for switched services is greater than for dedicated transport services and the Company has been rapidly installing switches in its markets, management expects the Company to derive a growing portion of its revenues from switched services. The Company utilizes high capacity digital 5-ESS switches manufactured by Lucent.



     Target Medium- and Large-Sized Business Customers. The Company operates networks in metropolitan areas that have high concentrations of medium- and large-sized businesses. Such businesses tend to be


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telecommunications-intensive and are more likely to seek the greater reliability provided by an advanced network such as the Company's. Thus, management believes that significant economies of scale may be achieved by focusing and intensifying its sales and marketing efforts on such businesses as they are potentially high volume users of the Company's services. To drive revenue growth in these markets, the Company is aggressively expanding its direct sales force to focus on such business customers.


     Interconnect Cities within Clusters. The 19 cities in which the Company currently operates are grouped in six geographic clusters across the United States. See ' -- Telecommunications Networks and Facilities -- Telecommunications Networks.' The Company plans to interconnect each city within a cluster with broadband, fiber optic facilities of its own or licensed from TW Cable and/or third parties. Interconnecting cities within a cluster will enable the Company to increase its revenue potential by addressing customers' regional long distance voice, data and video requirements. In 1998, management plans to begin interconnecting cities within the Company's Midwest, Southwest and Southeast clusters.


     Utilize Strategic Relationships with TW Cable. The Company has benefited from and continues to leverage its relationships with TW Cable, the second largest multiple system cable operator in the U.S., by licensing and sharing the cost of digital fiber optic facilities. This licensing arrangement allows the Company to benefit from TW Cable's access to rights-of-way, easements, poles, ducts and conduits. See 'Certain Relationships and Related
Transactions -- Certain Operating Agreements.' By leveraging its existing relationship with TW Cable, the Company believes that it can increase revenues, benefit from existing regulatory approvals and licenses, derive economies of scale in network costs and extend its existing networks in a rapid, efficient and cost-effective manner. Furthermore, management believes that the strong awareness and positive recognition of the 'Time Warner' brand name significantly contributes to its marketing programs and sales efforts by distinguishing it from its competitors.

     Expand Product Offerings. The Company intends to increase revenues and cash flows by developing and tailoring diversified bundles of telephony services for its customers. The services currently offered by the Company include a wide range of dedicated transmission, local switched, data and video transmission services and certain Internet services. The Company intends to offer additional services including long distance service and other high speed data transport services. The Company generally develops its customer base by first offering basic telecommunications services to its new customers. As the needs of such customers change and develop, the Company selectively bundles and offers more sophisticated, higher margin products and services to them.


     Enter into New Geographic Areas. The Company's strategy is to target metropolitan areas possessing demographic, economic and telecommunications demand profiles that it believes provide it with the potential to generate an attractive economic return. Currently, the Company operates networks in a total of 19 metropolitan areas. Management plans to have networks in operation or under construction in several additional service areas by end of 1999, most of which will be in service areas where TW Cable has already made substantial infrastructure investments. By licensing capacity from TW Cable's existing fiber optic networks, the Company can develop new networks quickly and cost-effectively, thereby giving it a competitive advantage over other CLECs. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'


     Continue Disciplined Expenditure Program. The Company increases operational efficiencies by pursuing a disciplined approach to capital expenditures. This capital expenditure program requires that prior to making any expenditure on a project, the project must be expected to meet stringent financial criteria such as minimum recurring revenue, cash flow margins and rate of return. In addition, to control capital expenditures and share the risks of developing costly new networks, management is considering establishing strategic alliances with other telecommunications providers in the form of joint ventures and possible co-branding marketing programs.

MARKET OPPORTUNITY


     The Company believes that the 1996 Act and certain state regulatory initiatives provide increased opportunities in the telecommunications market place by opening all local markets to competition and requiring ILECs to provide increased direct interconnection. According to the FCC, in 1996 the total revenues for the telecommunications industry amounted to approximately $222 billion, of which approximately $122 billion was local service and approximately $100 billion was long distance. To capitalize on these significant opportunities, the Company accelerated its deployment of high capacity digital switches in its markets and is aggressively marketing switched services to its customers.

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
SERVICES

     The Company provides its customers with a wide range of telecommunications services, including dedicated transmission, local switched, data and video transmission services and certain Internet services. The Company's dedicated services, which include private line and special access services, use high-capacity digital circuits to carry voice, data and video transmissions from point-to-point in multiple configurations. Switched voice services offered by the Company use high-capacity digital switches to route voice transmissions anywhere on the public switched telephone network. In offering its dedicated transmission and switched services, the Company also provides private network management and systems integration services for businesses that require combinations of various dedicated and switched telecommunications services. Data services provided by the Company allow customers to create their own internal computer networks and access external computer networks and the Internet. The Company can provide its customers, including companies in the media industry, with advanced video transport services such as point-to-point, broadcast-quality video channels for video transmissions between two or more locations, including video links to all the major television networks as well as to advertising agencies and other customers. Internet services provided by the Company include dedicated Internet access, Web site hosting, access and upstream transport for local ISPs and electronic commerce services.

Dedicated Transport Services

     The Company currently provides a complete range of dedicated transport services with transmission speeds from 2.4 Kbps to 2.488 Gbps to its IXC and end-user customers. All products and services can be used for voice, data, image and video transmission.

     The Company offers the following dedicated transport links:

          POP-to-POP Special Access. Telecommunications lines linking the POPs of one IXC or the POPs of different IXCs in a market, allowing the POPs to exchange transmissions for transport to their final destinations.

          End-User/IXC Special Access. Telecommunications lines between an end user, such as a large business, and the local POP of its selected IXC.

          Private Line. Telecommunications lines connecting various locations of a customer's operations, suitable for transmitting voice and data traffic internally.

          Transport Arrangement Service. Provides dedicated transport between LEC central offices and customer designated POPs of an IXC for transport of LEC provided switched access or LEC provided special access. This point-to-point service is available at DS1 or DS3 interfaces at both ends.

     The Company's Broadcast Video TV-1, STS-1 and Private Network Transport services use high-capacity digital circuits to carry voice, data and video transmissions from point-to-point in flexible configurations involving different standardized transmission speeds and circuit capacities, including analog voice grade, DS0, DS1, DS3 and Sonet OC-N.

Switched Services

     The Company's switched services provide business customers with local calling capabilities and connections to their IXCs. The Company owns, houses, manages and maintains the switch used to provide the services. The Company's switched services include the following:

          Business Access Line Service. This service provides voice and data customers quality analog voice grade telephone lines for use at any time. Business Access Line Service provides customers with flexibility in network configurations because lines can be added, deleted and moved as needed.

          TW Access Trunks. TW Access Trunks provide communication lines between two switching systems. These trunks are utilized by PBX users to provide access to the local, regional and long distance telephone networks. PBX customers may use either the Company's telephone numbers or their ILEC-assigned telephone numbers. Customer access to the Company's local exchange services is accomplished by a DS1 digital connection or DS0 analog trunks between the customer's PBX port and the Company's switching centers.

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
          TW Local Toll Service. This service provides customers with a competitive alternative to ILEC service for intraLATA toll calls. It is a customized, high-quality local calling plan available to Business Access Line and TW Access Trunk customers. The Company works with customers to devise cost-saving programs based on actual usage and calling patterns.

          Local Telephone Service. Local telephone service is basic local exchange service which can be tailored to a customer's particular calling requirements. Local telephone service includes operator and directory assistance services, as well as an optional intraLATA toll plan.

          Switched Access Service. Switched Access Services provide IXCs with a switched connection to their customers for the origination and termination of long distance telephone calls.

          Other services offered by the Company include telephone numbers, listings, customized calling features, voice messaging, hunting, blocking services and ISDN.

Data Transmission Services

     The Company offers its customers a broad array of data transmission services that enable customers to create their own internal computer networks and access external computer networks and the Internet. In 1996, the Company introduced its native speed LAN inter-networking data service which is used to connect workstations and personal computer users on one or more LANs. Native speed services avoid the bottleneck problems that are frequently encountered with customary DS-1 connections by providing the customer with a circuit that matches the transmission speeds of its LAN. The Company's LAN service provides dedicated circuits, guaranteed transmission capacity and guaranteed bandwidth for virtually all LAN applications. Users can share files and databases as if they were all working on the same computer, or within the same LAN.

     As companies and communications become more sophisticated, there is an increased need for customer access to superior traffic management of sensitive data, video and voice transmission within a single metropolitan area, or between various company operations. The Company's switched data services offer sophisticated switching technology and provide high standards in reliability and flexibility while enabling users to reduce the costs associated with interconnecting architecturally diverse information systems. The Company's data service offerings support evolving high-speed applications, such as multimedia, desktop video conferencing and medical imaging. The Company offers native speed connections to both end-users as well as interexchange data carriers. The Company's services allow users to interconnect both high speed and low speed LAN environments and to benefit from flexible billing, as well as detailed usage reports.

Video Transmission Services

     The Company provides broadcast quality digital and analog video link services to its video services customers, including media industry customers, such as television networks, and advertising agencies. The Company's video services include offering broadcast quality, digital channel transmissions that can be provided on a point-to-point or point-to-multipoint basis.

Internet Services


     In most of its service areas, the Company currently offers Internet services such as dedicated Internet access, access and upstream transport for local ISPs and for electronic commerce services. The Company believes that these services will continue to be an important component of the Company's overall product offerings and intends to continue to expand the offering of Internet services within its service areas.


PLANNED/FUTURE SERVICES

Long Distance Services

     The Company intends to offer basic and enhanced long distance services, such as toll free, calling card and international gateways to Europe and the Pacific, targeting medium- and small-size business customers. Generally, large businesses tend to obtain their long distance needs directly from the major IXCs. The Company believes medium- and small-size businesses are more likely to obtain their long distance services from CLECs rather than the major IXCs. As a result, management believes that such medium- and small-sized end-users

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
represent a potential customer base for developing a market for the Company's long distance services. The Company will purchase long distance capacity under agreements, currently in negotiation, with major IXCs that provide the Company capacity at competitive rates for resale and all support and billing services. Management believes that the offering of long distance services will contribute to revenue growth with profitable margins and will also add strategic sales and marketing value as a bundled product.

Road Runner 'Work at Home' Services


     TW Cable operates a high speed online service, currently branded 'Road RunnerTM,' primarily to residential customers in a number of its cable operating areas. There are currently active Road Runner operations in Albany, Binghamton, San Diego, Memphis, Columbus, Tampa and Honolulu. As of December 31, 1997, TW Cable's Road Runner subscribers totaled approximately 27,000. The Company expects that it and TW Cable will cooperate in providing services to or on behalf of each other where advantageous Road Runner-related business opportunities arise. See 'Certain Relationships and Related
Transactions -- Certain Operating Agreements.' For example, the Company may have the first opportunity to provide network facilities to TW Cable for transport of the Road Runner service where facilities are not internally available. Further, the Company may be able to act as a sales agent for (or otherwise team with) TW Cable for the Road Runner residential services as part of an overall 'work at home' solution for the Company's large business customers. However, in light of the restrictions in the Restated Certificate of Incorporation on Residential Services and Content Services, any sales agent services provided by the Company will require a waiver by the Existing Stockholders of the Content Services and the Residential Services restrictions in accordance with the charter provisions. As these services are in the developmental stage, it is not possible to predict how significant the Road Runner teaming arrangements with TW Cable will become.


TELECOMMUNICATIONS NETWORKS AND FACILITIES

Overview

     The Company uses the latest technologies and network architectures to develop a highly reliable infrastructure for delivering high-speed, quality digital transmissions of voice, data and video telecommunications. The Company's basic transmission platform consists primarily of optical fiber equipped with high capacity SONET equipment deployed in fully redundant, self-healing rings. These SONET rings give the Company the capability of routing customer traffic in both directions around the ring, thereby eliminating loss of service in the event of a cable cut. The Company's networks are designed for remote automated provisioning, which allows the Company to meet customers' real time service needs. The Company extends SONET rings or point to point links from rings to each customer's premises over its own fiber optic cable and unbundled facilities obtained from ILECs. The Company also installs diverse building entry points where a customer's security needs require such redundancy. The Company then places necessary customer-dedicated or shared electronic equipment at a location near or in the customer's premises to terminate the link.

     The Company serves its customers from one or more central offices or hubs strategically positioned throughout its networks. The central offices house the transmission and switching equipment needed to interconnect customers with each other, the IXCs and other local exchange networks. Redundant electronics, with automatic switching to the backup equipment in the event of failure, protects against signal deterioration or outages. The Company continuously monitors system components from its NOC and proactively focuses on avoiding problems rather than upon merely reacting upon failure.

     The Company adds switched, dedicated and data services to its basic fiber optic transmission platform by installing sophisticated digital electronics at its central offices and nodes and at customer locations. The Company's advanced Lucent 5-ESS digital telephone switches are connected to multiple ILEC and long distance carrier switches to provide the Company's customers access to telephones in the local market as well as the public switched telephone network. Similarly, in certain markets, the Company provides ATM switched and LAN multiplexers at its customers' premises and in its central offices to provide high speed LAN interconnection services.

     The Company's strategy for adding customers is designed to maximize the speed and impact of its marketing efforts while maintaining attractive rates of return on capital invested to connect customers directly to its networks. To initially serve a new customer, the Company may use various transitional links, such as

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reselling a portion of an ILEC's network. Once the new customer's communications volume and product needs are identified, the Company may build its own fiber optic connection between the customer's premises and the Company's network to accommodate: (i) the customer's needs; and (ii) the Company's efforts to maximize return on network investment.

Telecommunications Networks


     The following chart sets forth information regarding each of the Company's active telecommunications networks as of March 31, 1998:



                                                Network         Switch                      Commercial
                                             Commercially    Commercially    Fiber Route    Buildings     MSA Business
Metropolitan Area                              Available     Available(1)     Miles(2)        On-Net        Lines(3)
------------------------------------------   -------------   ------------    -----------    ----------    ------------
NEW YORK REGION
Albany, New York..........................      Jul. 95         TBD               42              8           178,332
Binghamton, New York......................      Jan. 95         TBD               73             16            70,301
Manhattan, New York.......................      Feb. 96       Feb. 96            157             52         2,375,192
Rochester, New York.......................      Dec. 94       Feb. 95            275             38           260,423

SOUTHWEST REGION
Austin, Texas.............................      Sep. 94       Apr. 97            242             75           321,030
Houston, Texas............................      Jan. 96       Sep. 97            418             96         1,133,864
San Antonio, Texas........................     May 93(4)      Nov. 97            481            145           394,536
San Diego, California.....................      Jun. 95       Jul. 97            193             74         1,005,994

SOUTHEAST REGION
Charlotte, N. Carolina....................      Sep. 94       Dec. 97            672            160           372,714
Greensboro, N. Carolina...................      Jan. 96         TBD               94              7           265,080
Memphis, Tennessee........................      May 95         May 97            467            105           225,342
Raleigh, N. Carolina......................      Oct. 94       Sep. 97            430            102           224,596

MIDWEST REGION
Cincinnati, Ohio..........................      Jul. 95       Nov. 97            271             66           493,850
Columbus, Ohio(5).........................    Mar. 91(4)      Jul. 97            339            112           393,791
Indianapolis, Indiana.....................    Sep. 87(4)      Dec. 97            224            105           370,621
Milwaukee, Wisconsin......................      Feb. 96       Sep. 97            376             71           399,555

SOUTH REGION
Tampa, Florida............................      Dec. 97       Jan. 98            228              7           626,709
Orlando, Florida..........................      Jul. 95       Jul. 97            859            131           439,238

HAWAII REGION
Honolulu, Hawaii..........................      Jun. 94       Jan. 98            398            173           197,823


------------

(1) Date of switch commercially available is the first date on which switched services were provided to a customer of the Company.

(2) Licensed and owned fiber optic route miles.

(3) Metropolitan Statistical Areas ('MSA') business lines data are from ABI 1996 Business Data.


(4) The networks in Columbus, Ohio, San Antonio, Texas and Indianapolis, Indiana were built by certain predecessor companies prior to the commencement of the Company's business.



(5) The Columbus market is operated under a partnership, MetroComm AxS, L.P., which is a 50% owned entity of the Company. However, the switch is owned by the Company.


Information Systems Infrastructure

     The Company uses advanced technology in its information systems infrastructure. The Company also uses an integrated, nationwide client server platform and coherent relational databases to increase employee productivity, link itself electronically to its customers and develop real time data and information. The

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architecture also enables the Company to rapidly re-engineer its processes and procedures to lower its costs and to respond rapidly to changing industry conditions. The Company's information systems deliver data at the network, regional or corporate level, and also by customer and vendor. The Company's information systems assist in the delivery of superior customer service and real time support of network operations. The systems, which were developed by an outside vendor but are operated internally, utilize open system standards and architecture. As a result, the Company is positioned to either purchase from third parties or develop in-house supplementary information support systems as its needs arise.

Network Monitoring and Management

     The Company provides a single point of contact for all of its customers and consolidates all of its systems support, expertise and technical training at its NOC in Englewood, Colorado. With over 340 technicians, customer service representatives and administrative support staff dedicated to providing superior customer service, the Company is able to quickly correct, and often anticipate, any problems that may arise in its networks. The Company provides 24 hour-a-day surveillance and monitoring of networks to achieve the Company's 99.98% network reliability and performance. Network analysts monitor real-time alarm, status and performance information for each circuit and the network equipment and react swiftly to repair network failures.

Network Development and Application Laboratory

     The Company's Network Development and Application Laboratory is a comprehensive telecommunications technology, applications and services development laboratory, equipped with advanced systems and equipment, including those used by the Company in the operation of its local digital networks. The center is designed to provide a self-contained testing and integration environment, fully compatible with the Company's digital networks, for the purposes of: (i) verifying the technical and operational integrity of new equipment prior to installation in the networks; (ii) developing new services and applications; (iii) providing a realistic training environment for technicians, engineers and others; and (iv) providing a network simulation environment to assist in fault isolation and recovery.

Billing Systems

     The Company has historically developed its back office support functions internally with limited reliance on outside vendors. Recently, the Company entered into agreements with an outside vendor for the development, operation and maintenance of its billing systems. See 'Risk Factors -- Dependence on Information Billing Systems' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000.'

Agreements with TW Cable

     The Company has entered into several agreements with TW Cable for the license of fiber optic networks and certain facilities, administrative and operating services, residential telephony support services and high speed online transport services. See 'Certain Relationships and Related
Transactions -- Certain Operating Agreements.'

NETWORK DESIGN AND CONSTRUCTION


     In order to leverage its relationship with TW Cable, the Company has constructed its existing networks in selected metropolitan areas served by TW Cable's fiber optic infrastructure. This has allowed the Company to develop, in a cost-efficient way, an extensive network in each of its service areas. As of March 31, 1998, the Company's networks spanned 6,240 route miles, contained 244,894 fiberglass miles and offered service to 2,711 buildings with 1,904,420 VGE circuits and 23,702 access lines in service.


     Before deciding to construct or acquire a network in a particular city, the Company's corporate development staff reviews the demographic, economic, competitive and telecommunications demand characteristics of the city, including its location, the concentration of potential business, government and institutional end-user customers, the economic prospects for the area, available data regarding IXC and end-user special access and switched access transport demand and actual and potential CAP/CLEC competitors. Market demand is

                                       43


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estimated on the basis of market research performed by Company personnel and others, utilizing a variety of data including estimates of the number of interstate access and intrastate private lines in the city based primarily on FCC reports and commercial databases. This process has enabled the Company to reduce its start-up costs and expedite lead times.

     If a particular city targeted for development is found to have sufficiently attractive demographic, economic, competitive and telecommunications demand characteristics, the Company's network planning and design personnel design a network targeted to provide access to the major IXC, POPs and the ILEC's principal central office(s) in the city. Consistent with the Company's disciplined capital expenditure program, distribution rings are designed to cover strategic or highly concentrated business parks and downtown metropolitan areas, and build-out to 100% of the identified end users is generally not considered to be cost-effective since a portion of the end-users are located in low density areas.

     Based on the data obtained through the foregoing process, in connection with either the construction or an acquisition of a network, the Company develops detailed financial estimates based on the anticipated demand for the Company's current services. If the financial estimates meet or exceed the Company's minimum rate of return thresholds using a discounted cash flow analysis, the Company's corporate planning personnel prepare a detailed business and financial plan for the proposed network.

     Prior to commencing construction, the Company's local staff, working together with TW Cable, where applicable, obtains any needed city franchises, permits, or other municipal requirements to initiate construction and operate the network. In some cities, a construction permit is all that is required. In other cities, a license agreement or franchise may also be required. Such licenses, agreements and franchises are generally for a term of limited duration. In addition, the 1996 Act requires that local governmental authorities treat all telecommunications carriers in a competitively neutral, non-discriminatory manner. The Company's current licenses and franchises expire in years ranging from 1999 to 2015. City franchises often require payment of franchise fees which in some cases can be directly passed through on customers' invoices. The Company's local staff also finalizes arrangements for needed rights-of-way. Rights-of-way are typically licensed from TW Cable under multi-year agreements with renewal options and are generally non-exclusive. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.' The Company leases underground conduit and pole space and other rights-of-way from entities such as LECs and other utilities, railroads, long distance providers, state highway authorities, local governments and transit authorities. The 1996 Act requires most utilities, including most LECs and electric companies, to afford CAPs/CLECs access to their poles, conduits and rights-of-way at reasonable rates on non-discriminatory terms and conditions.

     The Company's networks are constructed to cost-effectively access areas of significant commercial end-user telecommunications traffic, as well as the POPs of most IXCs and cellular companies and the principal LEC central offices in a city. The Company establishes general requirements for network design, and internally engineers the contemplated network and the required deployment. Construction and installation services are provided by independent contractors, including TW Cable, selected through a competitive bidding process. Company personnel provide project management services, including contract negotiation and supervision of the construction, testing and certification of all facilities. The construction period for a new network varies depending upon the number of route miles to be installed, the initial number of buildings targeted for connection to the network, the general deployment of the network and other field conditions. Networks that the Company has installed to date generally have become operational within six to nine months after the beginning of construction.

EQUIPMENT SUPPLY

     The Company acquires Lucent 5-ESS digital switches pursuant to an exclusive vendor agreement (the 'Lucent Agreement'), which provides for discounted pricing. The Lucent Agreement expires in June of 1999 and is renewable for up to three additional years upon the parties' mutual agreement. The Lucent Agreement provides that if the Company purchases digital switches from a vendor other than Lucent during the term of such agreement, Lucent, among other things, may discontinue the agreed upon discounted pricing on all future orders, renegotiate higher prices for digital switches and may not be liable for failures to meet certain delivery and installation schedules on future orders.

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CUSTOMERS AND SALES AND MARKETING


     The Company's customers are principally telecommunications-intensive medium- and large-sized businesses, long distance carriers, ISPs, wireless communications companies and various government entities. Historically, the Company's customers were primarily long distance carriers. While the Company's carrier business has continued to grow in absolute numbers, it has declined as a proportion of total business such that in 1997 end user customers accounted for 47.8% of the Company's revenues. For the three months ended March 31, 1998, the Company's top 10 customers accounted for 40.6% of the Company's total revenues. The top three customers, which are IXCs or other telecommunications providers accounted for 26.1% of total revenues, and no other customer accounted for 5% or more of revenues. See 'Risk Factors -- Dependence on Significant Customers.'


     The Company's marketing emphasizes its: (i) reliable, facilities-based networks, (ii) flexibly priced, bundled products and services; (iii) responsive customer service orientation; and (iv) integrated operations, customer support and network monitoring and management systems. The Company's centrally managed customer support operations are designed to facilitate the processing of orders for changes and upgrades in customer services. To reduce the inherent risk in bringing new and untested telecommunications products and services to a dynamically changing market, the Company introduces its products and services once market demand develops and offers them in diversified, competitively-priced bundles, thereby increasing usage among its existing customers and attracting new customers. The services offered by the Company are typically priced at a discount to the prices of the ILECs.


     With a direct sales force in each of its service areas along with regional and national sales support, the Company targets medium- and large-sized telecommunications-intensive businesses in the areas served by its networks. Compensation for the Company's sales representatives is based primarily on commissions that are tied to sales generated. The Company's customers include financial services firms, health care, media, telecommunications services and high tech companies and various governmental institutions. In addition, the Company markets its services through sales agents, landlords, advertisements, trade journals, media relations, direct mail and participation in trade conferences.


     The Company also targets long-distance carriers, ISPs, large, strategic business accounts and wireless telephone companies through its national sales organization. The Company has master services agreements (which generally set forth technical standards, ordering processes, pricing methodologies and service grade requirements, but do not guarantee any specified level of business for the Company) with a significant number of the long-distance carriers, including AT&T, MCI Communications Corporation, Sprint Corporation, WorldCom, Inc. and LCI, Inc. By providing long-distance companies with a local connection to their customers, the Company enables them to avoid complete dependence on the ILECs for access to customers and to obtain a high quality and reliable local connection. The Company provides a variety of transport services and arrangements that allow long distance carriers to connect their own switches in both local areas (intra-city) and in wide areas (inter-city). Additionally, long distance companies may purchase the Company's transport services that allow them to connect their switch to an ILEC switch and to end user locations directly. The Company's advanced networks allow it to offer high volume business customers and long-distance carriers uniformity of services, pricing, quality standards and customer service.

CUSTOMER SERVICE


     With over 365 expert technicians, customer service representatives and administrative support staff, the Company provides its customers with continuous support and superior service. To serve its customers, account representatives are assigned to the Company's customers to act as effective liaisons with the Company. Technicians and other support personnel are available in each of the Company's markets to react to any network failures or problems. In addition, the NOC provides 24 hour-a-day surveillance and monitoring of networks to maintain the Company's network reliability and performance. See ' -- Telecommunications Networks and Facilities -- Network Monitoring and Management.'


COMPETITION

     The Company believes that the principal competitive factors affecting its business are, and will continue to be, (i) the availability of proven support systems for the Company's back office systems, including provisioning and billing, (ii) competition for skilled, experienced personnel, and (iii) regulatory decisions and policies that promote competition. The Company believes that it competes favorably with other companies in the industry with respect to each of these factors. The technologies and systems which provide back office support for the CLEC industry are nascent and may not keep pace with the growth of order volume, integration with other systems, and production of required information for systems managers. The best personnel in all areas of the Company's operations are in demand by the numerous participants in the highly specialized CLEC industry. While the Company's employee base is very stable, it is anticipated that others in the industry will continue to demand high quality personnel and will thus drive pressure to maintain extremely competitive compensation and benefits packages in addition to an attractive work environment. Regulatory environments at both the state and Federal level differ widely and have considerable influence on the Company's market and economic opportunities and resulting investment decisions. The Company believes it must continue monitoring regulatory developments and remain active in its participation in regulatory issues.


     Services substantially similar to those offered by the Company are also offered by the ILECs, which include Ameritech Corporation, Bell Atlantic Corporation, BellSouth Corporation, SBC Communications Inc. ('SBC') and GTE Corporation. The Company believes that ILECs generally benefit from their long-standing relationships with customers, substantial technical and financial resources greater than those of the Company, have the potential to subsidize services of the type offered by the Company from service revenues not subject to effective competition and currently benefit from certain existing regulations that favor the ILECs over CLECs such as the Company in certain respects. In addition, in most of the metropolitan areas in which the Company currently operates, at least one, and sometimes several, other CAPs or CLECs offer substantially similar services at substantially similar prices to those of the Company. Other CLECs, CAPs, cable television companies, electric utilities, long distance carriers, microwave carriers, wireless telephone system operators and private networks built by large end users currently do, and may in the future, offer services similar to those offered by the Company.

     The Company believes that the 1996 Act will provide increased business opportunities by opening all local markets to competition and requiring ILECs to provide increased direct interconnection. However, under the 1996 Act, the FCC and some state regulatory authorities may provide ILECs with increased flexibility to reprice their services as competition develops and as ILECs allow competitors to interconnect to their networks. In addition, some new entrants in the local market may price certain services to particular customers or for particular routes below the prices charged by the Company for services to those customers or for those routes, just as the Company may itself underprice those new entrants for other services, customers or routes. If the ILECs and other competitors lower their rates and can sustain significantly lower prices over time, this may adversely affect revenues of the Company if it is required by market pressure to price at or below the ILECs' prices. If regulatory decisions permit the ILECs to charge CAPs/CLECs substantial fees for interconnection to the ILECs' networks or afford ILECs other regulatory relief, such decisions could also have a material adverse effect on the Company. However, the Company believes that the negative effects of the 1996 Act may be more than offset by
(i) the increased revenues available as a result of being able to address the entire local exchange market, (ii) mutual reciprocal compensation with the ILEC that results in the Company terminating its local exchange traffic on the ILEC's network at little or no net cost to the Company, (iii) obtaining access to off-network customers through more reasonably priced expanded interconnection with ILEC networks and (iv) a shift by IXCs to purchase access services from CAPs/CLECs instead of ILECs. There can be no assurance, however, that these anticipated results will offset completely the effects of increased competition as a result of the 1996 Act.

     Historically, the Company has been able to build new networks and expand existing networks in a timely and economical manner through strategic arrangements such as leasing fiber optic cable from TW Cable, which already possesses rights-of-way and has facilities in place. The Company intends to use its experience and presence in the telecommunications industry to fully exploit its available capacity, further develop and expand its existing telecommunications infrastructure and offer a diversified range of products and services in competitively priced bundles.

GOVERNMENT REGULATION

     Historically, interstate and foreign communication services were subject to the regulatory jurisdiction of the FCC, and intrastate and local telecommunications services were subject to regulation by state public service commissions. With the enactment of the 1996 Act, competition in all telecommunications market segments, including interstate and intrastate, local and long distance, became matters of national policy. As described below, the respective roles of Federal and state regulators to establish rules and pricing requirements to implement that policy remain the subject of litigation. Nonetheless, the Company believes that the national policy fostered by the 1996 Act should contribute to an increase in the market opportunities for the Company. Because these developments require numerous actions to be implemented by individual Federal and state regulatory commissions, and are subject to particular legal, political and economic conditions, it is not possible to predict the pace at which regulatory liberalization will occur.

Telecommunications Act of 1996

     In early 1996, President Clinton signed the 1996 Act, the most comprehensive reform of the nation's telecommunications laws since the Communications Act. The 1996 Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing any interstate or intrastate telecommunications service. This provision of the 1996 Act should enable the Company to provide a full range of local telecommunications services in any state. States retain jurisdiction under the 1996 Act to adopt competitively neutral regulations necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of telecommunications services and safeguard the rights of consumers. States are also responsible for mediating and arbitrating CLEC-ILEC interconnection arrangements if voluntary agreements are not reached. Therefore, the degree of state regulation of local telecommunications services may be substantial.

     The 1996 Act imposes a number of access and interconnection requirements on all local exchange providers, including CLECs, with additional requirements imposed on ILECs. The 1996 Act requires CLECs and ILECs to attempt to resolve interconnection issues through negotiations for at least 135 days. During these negotiations, the parties may submit disputes to state regulators for mediation and, after the negotiation period has expired, the parties may submit outstanding disputes to state regulators for arbitration. As of December 31, 1997, the Company has executed 33 definitive interconnection agreements with ILECs, covering 18 of its markets. The Company has executed interconnection agreements with the ILECs in each of its markets in which it offers switched services and has negotiated, or is negotiating, secondary interconnection arrangements with carriers whose territories are adjacent to the Company's for intrastate intraLATA toll traffic and extended area services.

     Under the 1996 Act, the FCC was required to establish rules and regulations to implement the local competition provisions of the 1996 Act within six months of enactment. In August 1996, the FCC issued two reports and orders. In the First Report and Order, the FCC promulgated rules to govern interconnection, resale, unbundled network elements, and the pricing of those facilities and services, as well as the negotiation and arbitration procedures to be utilized by states to implement those requirements. In the Second Report and Order, the FCC adopted rules to govern the dialing parity requirements of the 1996 Act.


     In July 1997, the Eighth Circuit Court of Appeals issued a decision in which it affirmed certain portions of the FCC's rules and vacated others. It vacated the FCC rules governing the pricing of interconnection, resale, and unbundled network elements on the basis that the FCC lacks jurisdiction to establish pricing rules for intrastate service. It also vacated rules allowing requesting carriers to select from among various provisions of individual interconnection agreements between ILECs and other carriers, and rules permitting the combining of network elements. In a subsequent decision, the court vacated the FCC's dialing parity rules with respect to intraLATA service. In October 1997, the Eighth Circuit Court of Appeals issued an order on rehearing in which it vacated one additional FCC rule. The vacated rule prohibited ILECs from separating network elements that they currently combine, except upon request. Although the FCC's rules governing the pricing of interconnection, unbundled network elements, and resale have been vacated by the Eighth Circuit Court of Appeals, interconnection and arbitration proceedings at the state level have continued with the states implementing their own pricing standards.


     Several entities, including the United States government, have submitted petitions for certiorari asking the U.S. Supreme Court to review the orders of the Eighth Circuit Court of Appeals. Those petitions ask the Supreme Court to review the Court of Appeals' ruling that the FCC lacks jurisdiction to establish pricing rules for intrastate services and facilities as well as to establish dialing parity requirements for intrastate (including most intraLATA) service. In addition, the petitions ask the Supreme Court to review the Court of Appeals' decision to vacate the so-called 'pick and choose' rule established by the FCC. That rule required LECs to make available to requesting carriers (including the Company) any provision from any interconnection, unbundled network element or resale agreement between an ILEC and any requesting carrier approved by a state commission. Finally, several of the petitions (including that of the U.S. government) have asked the Supreme Court to review the October 1996 rehearing order vacating the FCC rule which required ILECs to make available combined packages of network elements.

     On January 26, 1998, the Supreme Court issued an order granting all of the petitions for certiorari seeking its review of the order of the Eighth Circuit Court of Appeals. The case will not be heard until autumn 1998, and may not be decided until 1999. Unless the Supreme Court reverses the rulings of the Eighth Circuit Court of Appeals, interconnection, resale and unbundled network element pricing questions will continue to be determined solely by state commissions based upon each state's own pricing rules and standards. The obligation to provide dialing parity for intrastate services will remain a requirement of the 1996 Act, although it will be left to the states to establish rules to implement that requirement. In addition, there will be no Federal obligation for ILECs to offer combined platforms of network elements, although state commissions may impose such a requirement. The Company believes that the availability of combined platforms of network elements could create economic incentives for new competitors to enter local markets through acquisition of ILEC network element platforms rather than by investing in their own network facilities as the Company does.

     The 1996 Act provides a detailed list of items which are subject to these interconnection negotiations, as well as a detailed set of duties for all affected carriers. All local exchange carriers, including CLECs, have a duty to
(i) not unreasonably limit the resale of their services, (ii) provide number portability if technically feasible, (iii) provide dialing parity to competing providers, (iv) provide access to poles, ducts and conduits and (v) establish reciprocal compensation arrangements for the transport and termination of telecommunications.

     Under the 1996 Act and rules established by the FCC in 1996 (and modified on reconsideration in 1997), LECs, including the Company, are required to make available number portability. Number portability refers to the ability of users of telecommunications services to retain, at the same location, existing telecommunications numbers without impairment of quality, reliability, or convenience when switching from one telecommunications carrier to another. Under the schedule for number portability implementation established by the FCC, LECs are required to implement number portability in the 100 largest Metropolitan Statistical Areas ('MSAs') over a 5-phase period which begins on October 1, 1997 and concludes December 31, 1998. Thereafter, in areas outside the 100 largest MSAs, LECs are required to make available number portability within 6 months of receipt of a specific request from another telecommunications carrier.


     The 1996 Act and the FCC's rules also require LECs to implement dialing parity. Dialing parity refers to the ability of a person that is not an affiliate of a LEC to be able to provide telecommunications services in such a manner that customers have the ability to route automatically without the use of any access code, their telecommunications to the telecommunications service provider of the customer's designation from among 2 or more telecommunications service providers (including such LEC). Under rules promulgated by the FCC in 1996, all LECs, including the Company, are required to provide intraLATA and interLATA dialing parity not later than February 8, 1999. However, if a LEC also provides interLATA service as the Company does, that LEC was required to provide dialing parity by August 8, 1997. LECs unable to comply with that August 8, 1997 deadline were required to have notified the FCC by May 8, 1997. As indicated above, the Eighth Circuit Court of Appeals has vacated the FCC's dialing parity rules with respect to intraLATA dialing.


     In addition to those general duties of all LECs, ILECs have additional duties to (i) interconnect at any technically feasible point and provide service equal in quality to that provided to their customers or the ILEC itself, (ii) provide unbundled access to network elements at any technically feasible point,
(iii) offer retail services at wholesale prices for the use of competitors, (iv) provide reasonable public notice of changes in the network or the information necessary to use the network and (v) provide for physical collocation. The 1996 Act further imposes various pricing guidelines for the provision of certain of these services. Both the ILECs and the requesting carriers have a statutory duty to negotiate in good faith regarding these arrangements, and the RBOCs, in particular, must successfully achieve agreements, leading to the development of facilities based competition for business and residential users, in order to enter the long distance markets within their regions. The Company has successfully concluded interim agreements governing interconnection arrangements in all of the states in which it holds CLEC authority. A number of the Company's competitors are arbitrating issues governing interconnection. The Company's interim agreements will be replaced by final arrangements which will reflect the outcome of arbitration and utility commission proceedings concerning pricing and other terms of interconnection. The Company cannot predict the outcome of such arbitration and utility commission proceedings.

     As noted above, the Company, in those states in which it is a CLEC, is subject to five obligations under the 1996 Act. Specifically, the Company must
(i) not unreasonably limit the resale of its services, (ii) provide number portability if technically feasible, (iii) provide dialing parity to competing providers, (iv) provide access to poles, ducts and conduits owned by it and (v) establish reciprocal compensation arrangements for the transport and termination of telecommunications. The Company does not restrict the resale of its services, engages in reciprocal compensation arrangements, and provides dialing parity, satisfying three of the five requirements. The Company generally licenses poles, ducts and conduits, and therefore owns few such rights-of-way subject to the requirement to make them available to other carriers. Finally, the Company now provides interim number portability and is prepared to provide full number portability in 1998, in compliance with FCC requirements.

     The 1996 Act establishes procedures under which BOCs may apply to the FCC for authority to provide interLATA service from states within their operating regions. A BOC seeking in-region interLATA authority must demonstrate that it is subject to competition from a competitor in the state with whom it has entered into an interconnection agreement and which is providing service to business and residential customers within the state exclusively or predominantly over its own facilities. Alternatively, the BOC may seek in-region interLATA authority if no provider has requested access and interconnection, and the BOC has in place a state commission-approved statement of generally available terms and conditions for access and interconnection which is available to competitors. Further, access and interconnection agreements must comply with each point of a 14 point competitive checklist. To date, four applications by BOCs for in-region interLATA authority have been filed with the FCC. An application filed by SBC for authority in Oklahoma was denied by the FCC in June 1997. In March of 1998, SBC's appeal was denied. In addition, in a decision that is currently being appealed, SBC recently prevailed in a civil lawsuit in U.S. District Court that challenged the constitutionality of the provisions of the 1996 Act governing BOC entry into the long distance market. Ameritech applied for authority to provide interLATA service in Michigan. That application has been denied. The Company anticipates that the RBOCs will eventually comply with the competitive checklists and that their applications to provide interLATA service will ultimately be approved. BellSouth applied for authority to provide in-region, interLATA services in both Louisiana and South Carolina. Those applications were denied and are currently being appealed.

     If the BOCs become authorized to provide in-region interLATA service, they will be able to offer customers a full range of local and long distance services. BOC entry into the interLATA services markets may reduce the market shares held by major IXCs, which are among the Company's largest customers. However, the Company believes that BOC entry into the interLATA market will encourage IXCs to increase their use of exchange access services offered by the Company and by other CLECs rather than the exchange access services of the BOCs. When BOCs provide long distance services outside their local telephone service areas, they will be potential customers of the Company's services as well as services of other CLECs and CAPs.


     The 1996 Act obligates the FCC to establish mechanisms for ensuring that consumers, including low income consumers and those located in rural, insular and high cost areas, have access to telecommunications and information services at rates reasonably comparable to those charged for similar services in urban areas. The 1996 Act also requires the FCC to establish funding mechanisms to make available access to telecommunications services, including advanced services, to schools, libraries and rural health care centers. These requirements are generally referred to as the universal service requirements of the 1996 Act. In May 1997, the FCC adopted rules to implement the universal service requirements. Under those rules, all telecommunications carriers, including the Company, are required to contribute to support universal service. If the Company offers to provide local exchange service to all customers within certain geographic areas, it may be deemed to be an 'Eligible Carrier' and therefore entitled to subsidy funds under the program established by the FCC. Certain aspects of universal service, including the formulas to be used to quantify local service costs remain under study by the FCC.


Federal Regulation

     Through a series of regulatory proceedings, the FCC has established different levels of regulation for 'dominant carriers' and 'nondominant carriers.' For domestic interstate telecommunications purposes, the

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
ILECs are generally classified as dominant carriers, and all other carriers, including the Company and other CLECs are classified as nondominant carriers. As a nondominant carrier, the Company has been required to file tariffs and periodic reports with the FCC concerning the Company's interstate circuits and deployment of network facilities. The FCC has proposed eliminating this reporting requirement for IXCs, and the Company and another CAP have filed petitions with the FCC asking that it permit CAPs to dispense with filing of FCC tariffs, at the option of the carrier. On June 19, 1997, the FCC issued a memorandum opinion and order granting the Company's petition that the FCC forbear from requiring it and other nonincumbent LECs to file tariffs for their interstate access services. Thus, the Company now provides interstate access service to customers pursuant to contracts. This will improve the Company's flexibility in implementing changes to its interstate access service prices in response to competition and will reduce the Company's regulatory compliance costs. Tariffs must still be filed with respect to other interstate services, such as long distance services.

     The FCC's action does not, however, impact the Company's state public utility commission tariff requirements. Whether or not the Company is subject to a tariff filing requirement, the Company must offer its interstate services on a nondiscriminatory basis, at just and reasonable rates, and it is subject to the complaint provisions of the Communications Act. For its current offering of interstate services as a nondominant carrier, the Company is not subject to rate of return or price cap regulation by the FCC and may install and operate digital facilities for the transmission of interstate communications without prior FCC authorization. Pursuant to the 1996 Act, the Company will become subject to additional Federal regulatory obligations when it provides local exchange service in a market, such as the access and interconnection requirements that are imposed on all local exchange providers. See 'Telecommunications Act of 1996.'

State Regulation

     The Company has acquired all state government authority needed to conduct its business as currently contemplated to be conducted. Most state public service commissions require carriers that wish to provide local and other jurisdictionally intrastate common carrier services to be authorized to provide such services. The Company's operating subsidiaries and affiliates are authorized as common carriers in ten states. This certification covers the provision of switched services including local basic exchange service, point to point private line, competitive access services, and in five states long distance services. The certification process has become fairly routine since the passage of the 1996 Act.

Local Government Authorizations

     The Company may be required to obtain from municipal authorities street opening and construction permits and other rights and other rights-of-way to install and expand its networks in certain cities. In some cities, the Company's affiliates or subcontractors may already possess the requisite authorizations to construct or expand the Company's networks.

     In some of the metropolitan areas where the Company provides network services, the Company pays license or franchise fees based on a percent of gross revenues. There can be no assurance that municipalities that do not currently impose fees will not seek to impose fees in the future, nor is there any assurance that, following the expiration of existing franchises, fees will remain at their current levels. Under the 1996 Act, municipalities are required to impose such fees on a competitively neutral and nondiscriminatory basis. There can be no assurance, however, that municipalities that currently favor the ILECs will conform their practices in a timely manner or without legal challenges by the Company or another CAP or CLEC.

     If any of the Company's existing franchise or license agreements for a particular metropolitan area were terminated prior to its expiration date and the Company were forced to remove its fiber optic cables from the streets or abandon its network in place, even with compensation, such termination could have a material adverse effect on the Company's operation in that metropolitan area and could have a material adverse effect on the Company.

     The Company is party to various regulatory and administrative proceedings, however, subject to the discussion above, the Company does not believe that any such proceedings will have a material adverse effect on its business.

COMPANY NAME

     The use of the 'Time Warner' name by the Company is subject to a certain license agreement with TW. See 'Risk Factors -- Discontinuance of Use of `Time Warner' Name' and 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'

EMPLOYEES


     As of March 31, 1998, the Company employed approximately 739 full-time employees, none of whom are represented by a union or covered by a collective bargaining agreement. The Company believes that its relations with its employees are good. In connection with the construction and maintenance of its networks and the conduct of its other business operations, the Company uses third party contractors, some of whose employees may be represented by unions or collective bargaining agreements. The Company believes that its success will depend in part on its ability to attract and retain highly qualified employees and maintain good working relations with its current employees.


PROPERTIES

     The Company leases network hub sites and other facility locations and sales and administrative offices, substantially all of which are leased from TW Cable, in each of the cities in which it operates networks. During 1996 and 1997, rental expense for the Company's facilities and offices totaled approximately $3.9 million and $4.7 million, respectively. The Company owns no material real estate. Management believes that its properties, taken as a whole, are in good operating condition and are suitable and adequate for the Company's business operations. The Company currently leases approximately 130,000 square feet of space in Greenwood Village, Colorado, where its corporate headquarters are located.

LEGAL PROCEEDINGS

     The Company is a party to various claims and legal and regulatory proceedings arising in the ordinary course of business. The Company does not believe that such claims or proceedings, individually or in the aggregate, will have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information (as of March 31, 1998) with respect to the persons who are members of the Board of Directors, executive officers or key employees of the Company:


                NAME                   AGE                                  POSITION
------------------------------------   ---   ----------------------------------------------------------------------
Stephen A. McPhie...................   43    President and Chief Executive Officer
Larissa L. Herda....................   39    Senior Vice President, Sales
Paul B. Jones.......................   50    Senior Vice President, Legal and Regulatory
Raymond H. Whinery..................   43    Senior Vice President, Technical Operations
A. Graham Powers....................   51    Senior Vice President, Engineering and Technology
David J. Rayner.....................   41    Vice President, Finance
Julie A. Rich.......................   44    Vice President, Human Resources and Business Administration
Richard J. Bressler.................   40    Director*
Peter R. Haje.......................   63    Director*
Spencer B. Hays.....................   53    Director*


------------

* Prior to the completion of the Stock Offering, the Board of Directors will be reconstituted and the directors will be selected and nominated in accordance with the Stockholders Agreement.


Mr. McPhie has served as President and Chief Executive Officer of the Company since January 1997. Prior to joining the Company, Mr. McPhie was Vice President of Business Development of U S West, Inc. since November 1995. From 1993 to 1995, Mr. McPhie served as Senior Vice President of MFS Network Technologies. From 1989 to 1993, Mr. McPhie was the President of the Mission Group, a telecommunications consultancy.



Ms. Herda was appointed the Company's Senior Vice President, Sales in March 1997. From 1989 to 1997, Ms. Herda was employed by MFS Telecom Inc., most recently as Southeast Regional Vice President and General Manager.



Mr. Jones has served as the Senior Vice President, Legal and Regulatory for the Company since October 1993. From 1992 to 1993, Mr. Jones served as Senior Vice President, Corporate Development of Time Warner Cable Ventures. Mr. Jones was Senior Vice President and General Counsel of Warner Cable from 1987 to 1992 and Vice President, Strategy and Development of CBS Publishing Group from 1985 to 1986. From 1977 to 1979, Mr. Jones was the Assistant General Counsel for the FCC.



Mr. Whinery has held the position of Senior Vice President, Facilities and Operations since January 1997. From May 1994 to January 1997, Mr. Whinery served as the Senior Director of Engineering and Planning. Prior to May 1994, Mr. Whinery was employed by U S West, Inc. since 1978 and acted as General Manager of Idaho, Montana, North Dakota and South Dakota from 1992 to 1994.


Mr. Powers was appointed Senior Vice President, Engineering and Technology in June 1996. From August 1993 to May 1996, Mr. Powers served as Senior Vice President, Operations Development and Business Implementation. Prior to joining the Company, Mr. Powers was the President of Telecommunications Strategy Inc. from May 1992 to July 1993 and previously held various management positions at American Television and Communications Corporation.

Mr. Rayner was appointed the Company's Vice President, Finance in February 1997. Prior to his appointment, Mr. Rayner served as Controller, a position held since May 1994. From 1982 to 1994, Mr. Rayner held various financial and operational management positions in Time Warner Cable.

Ms. Rich was appointed the Company's Vice President, Human Resources and Business Administration in March 1998. From June 1996 to February 1998, she owned an independent human resources consulting practice. From 1984 to 1996 she was a founder of XEL Communications, Inc. and held positions of Director and Vice President of Human Resources.


Mr. Bressler has served as a Director of the Company since February 5, 1998 and as Executive Vice President and Chief Financial Officer of Time Warner Inc. since January 15, 1998. Prior to that, he served as Time Warner

Inc.'s Senior Vice President and Chief Financial Officer from March 16, 1995; as Senior Vice President, Finance from January 2, 1995; and as a Vice President prior to that.



Mr. Haje has served as a Director of the Company since February 5, 1998 and as Executive Vice President and General Counsel of Time Warner Inc. since October 1, 1990 and Secretary since May 20, 1993.



Mr. Hays has served as a Director of the Company since February 5, 1998 and as Vice President and Deputy General Counsel of Time Warner Inc. for more than the past five years.


COMPENSATION OF DIRECTORS

     It is currently anticipated that directors who are officers of the Company or of any of the holders of Class B Common Stock will receive no compensation for their services as directors. Each director who is not an officer of the Company or of any of the holders of Class B Common Stock is entitled to receive
an annual retainer of $   (to be paid    % in cash and    % in Class A Common
Stock) and an additional $   plus reasonable expenses for attending each meeting
of the Board of Directors. Each such director is also entitled to be paid $ annually for each committee of the Board of Directors for which such director serves as chairman.

BOARD COMPOSITION


     Directors are elected annually. The Stockholders Agreement provides that the Board of Directors will consist of up to 10 directors and that at each annual meeting of the Company's stockholders at which directors are elected, the holders of the Class B Common Stock (all of which is currently held by the Existing Stockholders) will vote their shares in favor of the following nominees: (i) up to seven nominees selected by the holders of Class B Common Stock, (ii) the Chief Executive Officer of the Company (the 'CEO') and (iii) two nominees who are neither employed by nor affiliated with the Company or any holder of Class B Common Stock and who are selected by a committee comprised of the members of the Board of Directors, other than the CEO and the independent directors. See 'Certain Relationships and Related Transactions -- Stockholders Agreement.' The holders of the Class A Common Stock will not have the right, as a class, under the Company's Restated Certificate of Incorporation or the Stockholders Agreement to nominate any individuals for election to the Board of Directors.


COMMITTEES OF BOARD OF DIRECTORS

     The Board of Directors currently has two committees: (i) an Audit Committee and (ii) a Compensation Committee.

     The Audit Committee is currently comprised of      . The Audit Committee
reviews and recommends to the Board, as it deems necessary, the internal accounting and financial controls for the Company and the accounting principles and auditing practices and procedures to be employed in preparation and review of financial statements of the Company. The Audit Committee makes recommendations to the Board concerning the engagement of independent public accountants and the scope of the audit to be undertaken by such accountants. Ernst & Young LLP presently serves as the independent auditors of the Company.


     The Compensation Committee is currently comprised of      . The
Compensation Committee reviews and, as it deems appropriate, recommends to the Board policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee exercises all authority under any employee stock option plans of the Company as the Committee specified in such plans (unless the Board resolution appoints any other committee to exercise such authority), and advises and consults with the officers of the Company as may be requested regarding managerial personnel policies. The Compensation Committee will have such additional powers and be granted additional authority as may be conferred upon it from time to time by the Board.


COMPENSATION OF EXECUTIVE OFFICERS





     The following table sets forth information concerning total compensation paid to the Company's current Chief Executive Officer and each of its four remaining most highly compensated current executive officers (the 'named executive officers') for services rendered to the Company prior to the Stock Offering during 1998 in their capacities as executive officers.

                           SUMMARY COMPENSATION TABLE



                                                                          LONG-TERM COMPENSATION
                                                                          -----------------------
                                                                          AWARDS (2)
                                                                          -----------    PAYOUTS
                                                             ANNUAL       SECURITIES     --------
                                                          COMPENSATION    UNDERLYING       LTIP
                                                          ------------      OPTIONS      PAYOUTS        ALL OTHER
NAME & PRINCIPAL POSITION                                  SALARY (1)     AWARDED (3)      (4)       COMPENSATION (5)
-------------------------------------------------------   ------------    -----------    --------    ----------------
Stephen A. McPhie .....................................     $234,000         --             --            $   --
  President and Chief
  Executive Officer
Paul B. Jones .........................................     $259,242          8,350      $150,000         $   --
  Senior Vice President,
  Legal & Regulatory
Larissa L. Herda ......................................     $176,800          3,800         --            $   --
  Senior Vice President,
  Sales
A. Graham Powers ......................................     $175,479          3,800      $ 67,500         $1,620
  Senior Vice President,
  Engineering & Technology



------------



(1) The information provided under the heading 'Salary' is the current annualized salary. Once the Stock Offering is completed, the named executive officers will receive the annual salaries set forth in their employment agreements with the Company as follows: Mr. McPhie, $300,000; Mr. Jones,
    $259,000; Ms. Herda, $230,000; Mr. Powers, $175,000; and       . These
    employment agreements also provide for an annual bonus target of 50% of each executive's annual salary. See 'Employment Agreements.' In accordance with rules of the Securities and Exchange Commission ('SEC'), amounts of personal benefits totalling less than 10% of the total annual salary and bonus reported in the table have been omitted.



(2) Mr. McPhie holds 12,450 restricted shares of common stock of U S WEST's Media Group ('UMG') awarded by U S WEST, 11,200 of which will vest on February 6, 1999 and 1,250 of which will vest on February 21, 1999. Mr. McPhie does not receive any dividends paid on these shares. The value of these restricted shares based on the closing price of UMG common stock on
    the New York Stock Exchange Composite Listing on       , 1998 was
    $          . None of the other named executive officers was awarded
    restricted stock of U S WEST, TW or the Company during 1998 or holds any such shares.



(3) All of these options are exercisable for the common stock of TW. None of these options was awarded with tandem stock appreciation rights. For information regarding stock option awards to be made with respect to Class A Common Stock in connection with the Stock Offering, see 'Stock Option
    Plan -- Awards under the 1998 Option Plan.'



(4) These payouts were made in 1998 to participants in the TW Cable Long-Term Cash-Flow Incentive Plan for the 1994 to 1997 four-year cycle.



(5) The amounts shown in this column include the following:



        (a) Pursuant to the TWC Savings Plan (the 'Savings Plan'), a defined contribution plan available generally to employees of the Company, each executive named above, if eligible, may defer a portion of his or her annual compensation and the Company contributes an additional two-thirds of that contribution so deferred by the executive ('Matching Contribution'). These Matching Contributions were invested under the Savings Plan. The amount contributed on behalf of each named executive officer for 1998, through April 30, 1998, is disclosed under the heading 'All Other Compensation.'



        (b) The Company maintains a program of life and disability insurance generally available to all salaried employees on the same basis. For 1998 prior to the Stock Offering, group term life insurance was reduced to $50,000 for Mr. Jones, who is given an annual cash payment equal to the cost of replacing coverage amounting to three times base salary and annual bonus less $50,000.

STOCK OPTION PLAN

GENERAL


     The Time Warner Telecom Inc. 1998 Stock Option Plan (the '1998 Option Plan') provides for the granting of stock options to purchase shares of Class A Common Stock to directors and employees of the Company and its subsidiaries. The Company believes that the stock options to be granted under the 1998 Option Plan are an important part of the compensation of the Company's directors and key employees. The Board of Directors approved the 1998 Option Plan on
              and the stockholders approved it on               .



STOCK SUBJECT TO THE PLAN



     The 1998 Option Plan provides for the granting of options ('Options') to
purchase a maximum of       shares (approximately    % of the Class A Common
Stock expected to be outstanding) of the Company's Class A Common Stock (the 'Awards'). The shares of Class A Common Stock issued under the 1998 Option Plan may be either authorized and unissued shares or issued shares held in treasury, or both. The Company will reserve the number of shares necessary to satisfy the maximum number of shares that may be issued under the 1998 Option Plan. The Class A Common Stock underlying any Option that expires, terminates or is canceled for any reason without being exercised will again become available for Awards under the 1998 Option Plan. Cash payments received by the Company upon the exercise of Options will be used for general corporate purposes.



ADMINISTRATION AND ELIGIBILITY



     The Board of Directors has initially delegated authority to administer the 1998 Option Plan to its Compensation Committee (the 'Committee'). Members of the Committee will be 'non-employee directors' within the meaning of SEC Rule 16b-3 and 'outside directors' within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the 'Code').



     Awards may be made to employees and directors whether or not they participate or are entitled to participate in any other option, restricted stock or other compensation plan of the Company. The maximum number of shares that may
be awarded to any one person, is      . The exercise of Options granted to a
prospective employee will be conditioned upon such person becoming an employee of the Company or one of its subsidiaries.



     Except as expressly provided by the 1998 Option Plan, the Committee will have the plenary authority in its discretion, to grant Awards under the 1998 Option Plan and to determine the terms and conditions (which need not be identical) of such Awards, including without limitation, (a) the employees and directors to whom, and the time or times at which, Awards will be granted, (b) the number of Awards to be granted, (c) whether an Option will be an incentive stock option, within the meaning of Section 422A of the Code ('ISO') or a nonqualified stock option ('NSO'), (d) the exercise price of any such Award, (e) when an Option can be exercised and whether in whole or in installments, and (f) the form, terms and provisions of any agreement in which Awards of Options are made (an 'Award Agreement').



OPTIONS



     Purchase Price. Subject to the limitations set forth below, the purchase price of the shares of Class A Common Stock covered by each Option will be determined by the Committee on the date of grant. The purchase price of the shares of Class A Common Stock covered by each Option will not be less than the fair market value of the Class A Common Stock on the date of grant of such Option. In addition, an ISO may not be granted to any person who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company unless the purchase price is at least 110% of the fair market value of the Class A Common Stock at the time the ISO is granted and the ISO is not exercisable after the expiration of five years from the date it is granted.



     Term and Exercise. The duration of each Option will be for a period of up to ten years as the Committee determines at the time of grant and may be exercised in whole or in part any time or only after a period of time or in installments, as determined by the Committee at the time of grant, or by the Committee's subsequent acceleration. Under the terms of the 1998 Option Plan, Options become immediately exercisable in full if the optionee's employment terminates by reason of death or total disability.

     The Committee will establish Option exercise procedures. Payments may be made in cash or, unless otherwise determined by the Committee, in shares of Class A Common Stock already owned by the optionee or partly in cash and partly in such Common Stock.



     Options may be exercised after termination of employment only to the extent provided in the Award Agreement; provided, however, that (i) if employment terminates by reason of death or total disability, Options will remain exercisable for a period of at least one year after such termination (but not later than the scheduled expiration of such Options) and (ii) if employment terminates for cause, then all such Options will terminate immediately.



     Transferability. To the extent permitted by the Award Agreement, Options will be transferable by gift to members of a holder's immediate family. Options will also be transferable to a designated beneficiary or by will or the laws of descent and distribution upon the death of the holder.



ACCELERATION OF OPTIONS



     Unless otherwise provided in Award Agreement, each Award will vest upon the occurrence of any of the following change-of-control transactions: (i) the Board of Directors (or stockholders if required) approves a consolidation or merger in which the Company is not the surviving corporation, the sale of all or substantially all of the assets of the Company, or the liquidation or dissolution of the Company or (ii) (a) TW, directly or indirectly, no longer has the right under the Stockholders Agreement, or any other agreement or arrangement, to cause at least three of its nominees to be elected to the Company's Board of Directors, and (b) any person or entity, other than an Existing Stockholder, or any affiliate of an Existing Stockholder, owns more than 20% of the common equity of the Company.



     Under Section 4999 of the Code, an optionee may be required to pay an excise tax on certain cash or stock received in connection with the optionee's termination of employment following any such change-of-control transaction, and, under Section 280G of the Code, the Company, may not be entitled to a deduction for Federal income tax purposes for certain of such cash or stock paid to an optionee. However, the 1998 Option Plan provides that Award Agreements may contain provisions relating to the applicability of the penalty provisions of
Section 4999 of the Code to any such cash or stock received by an optionee.



ADDITIONAL PROVISIONS



     Change in Capitalization. In the event of stock split, stock dividend, recapitalization, merger, consolidation or other similar transaction which affects the character or amount of the outstanding shares of Class A Common Stock, the Committee will equitably adjust the purchase price of each Award and the number of shares subject to each such Award, and the number of shares for which Awards may be granted under the 1998 Option Plan will be appropriately adjusted.



     Other. The obligations of the Company with respect to Awards granted under the 1998 Option Plan are subject to all applicable laws. Unless otherwise provided by the Committee, the payment of withholding taxes due in respect of an Award under the 1998 Option Plan may be made with shares of Class A Common Stock.



AMENDMENT AND TERMINATION



     No Awards may be granted under the 1998 Option Plan on or after         ,
2008. The Board of Directors may terminate or amend the 1998 Option Plan at any time, provided that the Board of Directors must comply with all applicable laws, applicable stock exchange listing requirements and applicable requirements for the 1998 Option Plan to qualify as 'performance based' under Section 162(m) of the Code. Termination or amendment of the 1998 Option Plan or any outstanding Award may not adversely affect the rights of any holder without his or her consent.



AWARDS UNDER THE 1998 OPTION PLAN



     Prior to the Stock Offering, there has been no public trading market for shares of the Company's Common Stock and no Awards have been made under the 1998 Option Plan. As stated above, any Awards under the 1998 Option Plan will be determined by the Committee in its discretion. It is, therefore, not possible to predict the Awards that will be made to particular officers in the future under the 1998 Option Plan, except that in connection with the completion of the Stock Offering, it is expected that Messrs. McPhie, Jones, Powers and
                  and Ms. Herda will be awarded NSOs with respect to        ,
       ,        ,        and        shares of Class A Common Stock,
respectively. These Awards will be exercisable at the initial offering price, will become exercisable in installments of one-quarter on each of the first four anniversaries of the date of grant (subject to acceleration upon the occurrence of certain events) and will expire ten years from the date of grant and the non-employee directors will also receive Awards under the 1998 Option Plan.



FEDERAL INCOME TAX CONSEQUENCES OF OPTIONS



     The following summary generally describes the principal Federal (and not state and local) income tax consequences of Awards granted under the 1998 Option Plan. It is general in nature and is not intended to cover all tax consequences that may apply to a particular officer or to the Company. The provisions of the Code and the regulations thereunder relating to these matters are complicated and their impact in any one case may depend upon the particular circumstances.



     If an Option is granted in accordance with the terms of the 1998 Option Plan, no income will be recognized by the recipient thereof at the time the Option is granted.



     On exercise of an NSO, the amount by which the fair market value of the shares of Class A Common Stock on the date of exercise exceeds the purchase price of such shares will generally be taxable to the optionee as ordinary income, and will be deductible for tax purposes by the Company in the year in which the optionee recognized the ordinary income. The disposition of shares acquired upon exercise of an NSO will ordinarily result in long-term or short-term capital gain or loss (depending on the applicable holding period) in an amount equal to the difference between the amount realized on such disposition and the sum of the purchase price and the amount of ordinary income recognized in connection with the exercise of the NSO.



     On exercise of an ISO, an optionee will generally not recognize any income and the Company will generally not be entitled to a deduction for tax purposes. However, the difference between the exercise price and the fair market value of the shares received on the date of exercise will be treated as a positive adjustment in determining alternative minimum taxable income, which may subject the optionee to the alternative minimum tax. The disposition of shares acquired upon exercise of an ISO will ordinarily result in long-term or short-term capital gain or loss (depending on the applicable holding period). However, if the optionee disposes of shares acquired upon exercise of an ISO within two years after the date of grant or within one year after the date of exercise (a 'disqualifying disposition'), the Optionee will generally recognize ordinary income, and the Company will generally be entitled to a deduction for tax purposes in the amount of the excess of the fair market value of the shares of Class A Common Stock on the date the ISO is so exercised over the purchase price (or, in certain circumstances, the gain on sale, if less). Any excess of the amount realized by the optionee on the disqualifying disposition over the fair market value of the shares on the date of exercise of the ISO will ordinarily constitute capital gain.



     If an Option is exercised through the use of Class A Common Stock previously owned by the optionee, such exercise generally will not be considered a taxable disposition of the previously owned shares and thus no gain or loss will be recognized with respect to such shares upon such exercise. However, if the previously owned shares were acquired on the exercise of an ISO or other tax-qualified stock option and the holding period requirement for those shares was not satisfied at the time they were used to exercise an Option intended to qualify as an ISO, such use would constitute a disqualifying disposition of such previously owned shares resulting in the recognition of ordinary income (but, under proposed Treasury Regulations, not any additional capital gain) in the amount described above. If an otherwise qualifying ISO becomes first exercisable in any one year for shares having a value in excess of $100,000 (grant date value), the portion of the Option in respect of such excess shares will be treated as an NSO.


EMPLOYMENT AGREEMENTS


     The Company is a party to employment agreements with the named executive officers of the Company. These agreements have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.



     Among other things, the agreements with the Company's named executive officers provide for: a three-year term of employment in a specified executive post, commencing on the closing date of the Stock Offering; an annual salary; an annual bonus in the discretion of the Company, generally targeted at 50% of the named executive officer's salary; and participation in any pension, profit-sharing, employee stock ownership, vacation, insurance, hospitalization, medical, health, disability and other employee benefit or welfare plan, program or policy whether now existing or established hereafter, to the extent that employees at such executive's level are generally deemed eligible under the general provisions thereof. The minimum annual salaries under these agreements are $300,000 for Mr. McPhie; $259,000 for Mr. Jones; $230,000 for Ms. Herda; $175,000 for Mr. Powers
and $           for             .



     Generally, such agreements include a narrow definition of the 'cause' for which an executive's employment may be terminated and in that event, the executive will only receive earned and unpaid base salary accrued through such date of termination.



     These agreements typically provide that in the event of the Company's material breach or termination of the executive's employment during the term of employment without cause, the executive will be entitled to receive a lump-sum payment equal to the present value of the base salary and annual bonus otherwise payable during the remaining portion of the executive's term of employment, provided that such amount shall not be less than the sum of such salary and bonus prorated for an 18-month period. Executives are not generally required to mitigate damages after such a termination, other than as necessary to prevent the Company from losing any tax deductions to which it otherwise would have been entitled for any payments deemed to be 'contingent on a change' under the Code.



     If an executive becomes disabled during the term of his or her employment agreement, the executive typically will receive 75% of the executive's then current salary and his or her applicable target annual bonus amount prorated for an 18-month period. Any such payments will be reduced by amounts received from Worker's Compensation, Social Security and disability insurance policies maintained by the Company.



     If an executive dies during the term of an employment agreement, generally the executive's beneficiaries will receive the executive's earned and unpaid salary to the last date of the month in which the death occurs and a pro rata portion of the executive's bonus for the year of his death.



PENSION COVERAGE



     Although the Company does not currently have its own pension plan, Messrs. Jones and Powers will, upon retirement, be entitled to receive benefits under the Time Warner Cable Pension Plan (the 'TW Cable Pension Plan'). Messrs. McPhie will be entitled to benefits under the U S WEST Pension Plans. Set forth below is a brief description of these plans.



TW CABLE PENSION PLAN



     A participant accrues benefits under the TW Cable Pension Plan on the basis of 1 1/4% of the average annual compensation (defined as the highest average annual compensation for five consecutive full years of employment in the last ten years, which includes regular salary, overtime and shift differential payments, and non-deferred bonuses paid according to a regular program) up to the average Social Security Wage Base plus 1 2/3% in excess of the average Social Security Wage Base for each year of service up to 35 years and 1/2% for each year of service over 35 years. In addition, there is a supplemental benefit of $60 per year times years of service up to thirty years. Compensation for purposes of calculating average annual compensation under the TW Cable Pension Plan is limited to $200,000 per year for 1989 through 1993 and $150,000 per year for 1994 and thereafter (each subject to adjustments provided in the Code). Eligible employees become vested in all benefits under the TW Cable Pension Plan on the earlier of five years of service or certain other events.



     Federal law limits both the amount of compensation that is eligible for the calculation of benefits and the amount of benefits derived from employer contributions that may be paid to participants under the TW Cable Pension Plan. However, as permitted by the Employee Retirement Income Security Act of 1974, as amended ('ERISA'), TW Cable has adopted the Time Warner Cable Excess Benefit Pension Plan (the 'Excess Plan'), which provides for payments by TW Cable of certain amounts which employees of TW Cable would have received under the TW Cable Pension Plan if eligible compensation were limited to $250,000 in 1994 (increased 5% per year thereafter, to a maximum of $350,000) and there were no payment restrictions.



     The following table shows the estimated annual pension payable upon retirement to employees in specified remuneration and years-of-service classifications. The amount of the estimated annual pension is based upon a pension formula which applies to all participants in both the TW Cable Pension Plan and the Excess Plan. The estimated amounts are based on the assumption that payments under the TW Cable Pension Plan will commence upon normal retirement (generally age 65), that the TW Cable Pension Plan will continue in force in its present form and that no joint and survivor annuity will be payable (which would on an actuarial basis reduce benefits to the employee but provide benefits to a surviving beneficiary). Amounts calculated under the pension formula which exceed ERISA limits will be paid under the Excess Plan from TW Cable's assets and are included in the amounts shown in the following table.



             ESTIMATED ANNUAL PENSION FOR YEARS OF CREDITED SERVICE



                HIGHEST CONSECUTIVE
          FIVE YEAR AVERAGE COMPENSATION                10        15        20        25         30         35
---------------------------------------------------   ------    ------    ------    -------    -------    -------

$ 50,000...........................................    7,036    10,555    14,073     17,591     21,109     24,627
$100,000...........................................   15,370    23,055    30,740     38,425     46,110     53,795
$200,000...........................................   32,037    48,055    64,074     80,092     96,111    112,129
$300,000...........................................   48,703    73,055    97,406    121,758    146,110    170,461



     The estimated annual benefits payable under the TW Cable Pension Plan and the Excess Plan, as of May 1, 1998, would be based on average compensation of
$          for Mr. Jones and $          for Mr. Powers with   and   years of
credited service, respectively.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

STOCKHOLDERS AGREEMENT

     In connection with the Stock Offering, the Existing Stockholders will enter into a stockholders' agreement (the 'Stockholders Agreement'). The following summary description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Additionally, there can be no assurance that the Existing Stockholders will not cause the Stockholders Agreement to be amended, modified or terminated or cause the Company to waive any provision of such agreement.


     The Stockholders Agreement provides that at each annual meeting of the Company's stockholders at which directors are elected, the holders of the Class B Common Stock will vote their shares in favor of the following nominees: (i) up to seven nominees selected by the holders of Class B Common Stock (the 'Class B Nominees') as described in the next paragraph, (ii) the CEO and (iii) two nominees who are neither employed by nor affiliated with the Company or any holder of Class B Common Stock and who are selected by a committee comprised of the members of the Board of Directors, other than the CEO and the independent directors. Solely as a result of the agreement of each Existing Stockholder to vote in favor of the other Existing Stockholders' director nominees under the Stockholders Agreement, the Existing Stockholders may be deemed to share beneficial ownership of the shares beneficially owned by each of them.



     Under the Stockholders Agreement, the Class B Nominees will be selected as follows: initially three Class B Nominees will be designated by TW, three by U S WEST and one by Newhouse. Under the Stockholders Agreement, the ability of the Existing Stockholders to designate any Class B Nominees depends on the identity of the particular stockholder and the percentage of shares of Common Stock owned by it. Generally, subject to taking into account adjustments for dilution, each Existing Stockholder must own at least 9.5% of the Common Stock to appoint one director. In the case of TW, so long as it owns at least 19% of the Common Stock it will be entitled to nominate three directors. In the event that TW owns less than 19% of the Common Stock (such event, a 'TW Step Event'), the number of directors which TW may nominate will decrease proportionally with its ownership of the Common Stock until it owns less than 9.5%, at which point it will not be entitled to nominate any directors. In the case of U S WEST, so long as a TW Step Event has not occurred and it owns at least 9.5% of the Common Stock, U S WEST will be entitled to nominate three directors. If a TW Step Event has occurred, the number of directors that U S WEST is entitled to nominate will decrease proportionally with its ownership of the Common Stock (in accordance with the same percentage thresholds as apply to TW) until it owns less than 9.5%, at which point it will not be entitled to nominate any directors. If a TW Step Event has not occurred but U S WEST owns less than 9.5% of the Common Stock, it will not be entitled to nominate any directors. In the case of Newhouse, so long as it owns at least 9.5% of the Common Stock, Newhouse will be entitled to nominate one director.


     The Stockholders Agreement prohibits any transfer of Class B Common Stock held by the Existing Stockholders, unless expressly permitted under the terms thereof. In addition, voting agreements relating to the Class B Common Stock with any third party are prohibited.


     In the event that a selling Class B Common Stockholder proposes to sell all of the shares of Class B Common Stock received by it in the Reorganization pursuant to a bona fide offer from an unaffiliated third party, such stockholder shall give notice (the 'Refusal Notice') to all other holders of Class B Common Stock, which notice shall contain the identify of the offeror and an offer to sell such stock to such holders of Class B Common Stock upon the terms and subject to the conditions set forth in the offer from the third party. The non-selling holders of Class B Common Stock will have the right (the 'Right of First Refusal') to purchase pro rata all, but not less than all, of such Class B Common Stock within 45 days of the delivery of the Refusal Notice. If an agreement in respect of such purchase is not reached during such 45 day period or if the non-selling holders have otherwise failed to exercise their Right of First Refusal, the selling Class B Stockholder shall be free, for a period of 90 days thereafter, to sell such shares of Class B Common Stock (as shares of Class B Common Stock) to a third party on terms and conditions that are no less favorable to the selling Class B Common Stockholder than those contained in the Refusal Notice. In connection with the sale by a holder of all, but not less than all, of the shares of Class B Common Stock received by it in the Reorganization and then owned by such holder, such holder shall have the right to transfer all of its right, if any, to nominate Class B Nominees for election to the board. In addition, if TW proposes to sell shares of Class B Common Stock that represent more than one-third of the voting power of the Common Stock, then other holders of Class B Common Stock will have certain 'tag-along' rights that provide them with the right to sell their shares of Class B Common Stock on a pro rata basis along with, and on the same terms and conditions as, TW.


     Except for transfers to other Class B Stockholders and any other transfer described above, immediately prior to any direct transfer of Class B Common Stock or certain indirect transfers of Class B Common Stock all such shares of Class B Common Stock will be required to be converted to Class A Common Stock; provided, that neither (a) transfers in connection with the formation of a new holding company and the acquisition by such new holding company of 100% of the stock or assets of the ultimate parent of a Class B Common Stockholder, where such new holding company continues to be publicly held after such transaction and the stockholders of such ultimate parent immediately prior to such transaction continue to hold a majority of the total voting power of the capital stock of such new holding company immediately after such transaction or (b) transfers by a holder of Class B Common Stock to its ultimate parent or to any subsidiary of its ultimate parent shall be subject to the foregoing requirement.


     The Existing Stockholders will have demand registration rights with respect to shares of Class A Common Stock (including shares of Class A Common Stock issuable or issued upon the conversion of shares of Class B Common Stock) on the following terms: (i) no demand may be made during the first 180 days after the closing date of the Stock Offering, (ii) the Company shall not be obligated to effect a demand within 180 days from the effective date of the previous demand registration, (iii) the Company will not be required to effect a demand registration unless the aggregate number of shares of Class A Common Stock to be registered is, at any given time, at least 1% of the Class A Common Stock then outstanding and (iv) the demand registration may be postponed for up to two months if the Company believes that such registration would have a material adverse effect on any proposal or plan to engage in any financing, acquisition of assets or any merger, consolidation, tender offer or other significant transaction. In addition, each Existing Stockholder may cause the Company to include such stockholder's shares in certain other registered offerings under the Securities Act, subject to certain conditions. Each Existing Stockholder will pay all underwriting discounts and commissions and any transfer taxes attributable to the sale of its shares. The Company will pay all expenses relating to its obligations to file and maintain the effectiveness of a registration statement, the legal fees of one counsel to represent the Existing Stockholders and the fees and expenses of its auditors.


CERTAIN OPERATING AGREEMENTS


     Capacity License Agreements. Each of the Company's local operations is party to a certain Capacity License Agreement (collectively, the 'Capacity License') with the local cable television operation of TW Cable, providing the Company with a 30 year exclusive right to utilize all of the capacity of specified fiber-optic cable owned and maintained by the respective TW Cable operation. For the Company's existing networks, such Capacity License has been fully paid and does not require additional license fees (although certain maintenance fees and fees for splicing and similar services are payable periodically). The Company may request that the TW Cable construct and provide additional fiber-optic cable capacity to meet the Company's future needs; however, TW Cable is not obligated to provide such fiber capacity to the Company. See 'Risk Factors -- Relationship with TW Cable.' If TW Cable provides such additional capacity, the Company will pay an allocable share of the cost of construction of the fiber upon which capacity is to be provided. Such payments are due one-half upon commencement of construction and the remainder upon initial acceptance of the capacity by the Company. The Company is responsible for all taxes and franchise or similar fees arising out of its utilization of the capacity, and a pro rata portion of other out-of-pocket expenses incurred by TW Cable with regard to the cable upon which such capacity is made available. The Company is permitted to use the capacity for telecommunications services and any other lawful purpose, except for the provision of Residential Services and Content Services. The Capacity License does not restrict the Company from licensing fiber optic capacity from parties other than TW Cable. The Company has the right to terminate a Capacity License in whole or in part at any time upon 180 days' notice and payment of any outstanding fees regarding the terminated capacity. TW Cable has the right to terminate a Capacity License upon 180 days' notice in the event of, among other things, certain governmental proceedings or third party challenges to TW Cable's franchises or the Capacity License. See 'Risk Factors -- Relationship with TW Cable.'


     Facility Lease Agreements. The Company leases or subleases physical space located at TW Cable's facilities for various purposes pursuant to certain Facility Lease Agreements (the 'Facility Agreements'). In the event that at least a majority of the ownership of any TW Cable system is not owned by one or more Parent Companies (or their subsidiaries) the Company will be required, at its own expense, to segregate and partition in a reasonable, secure manner its leased or subleased space. The lease rates for properties owned by TW Cable and leased to the Company are based upon comparable rents in the local market, taking into account other factors such as the term of the lease, type of space, square footage, location and leasehold improvements funded to date by TW Cable. Generally, the term of such leases are for 15 years, with two five year options to renew. With respect to properties leased by TW Cable, the Company is charged a pro rata portion of the rent and fees payable under the primary lease. The duration of the Company's subleases are coextensive with TW Cable's primary lease.


     Services Agreement. TW Cable provides certain administrative and operating services, including certain payroll, tax, management information systems, and legal support services, to the Company pursuant to a certain Administrative Services Agreement (the 'Services Agreement'). The costs for such services are determined by TW Cable based upon the Company's historical and projected usage, depending on the amount and type of administrative services to be provided.

     Residential Support Agreements. Pursuant to certain residential support agreements ('Residential Agreements'), the Company will provide certain support and interconnection services or service elements, on an unbundled basis, to TW Cable for its residential telephony business. Generally, all rates for such residential support services offered to TW Cable may be adjusted annually by the Company, but may not be less favorable than the wholesale rates charged to the Company's other customers.


     Road Runner Agreement. The Company and TW Cable expect to enter into an agreement (the 'Road Runner Agreement') covering principles they intend to follow to cooperate in the marketing and provision of TW Cable's high speed online 'Road Runner' services ('Road Runner Services'). The Company is expected to have a right of first opportunity to provide TW Cable with any transport services for Road Runner Services to businesses, provided that TW Cable does not choose to provide such services directly over its own network and that the Company's pricing for such services is no less favorable than those offered by the Company's competitors. Road Runner Services for residential end-users that are provided by TW Cable may be jointly marketed with the Company's offering of Road Runner Services to business customers where mutually advantageous work at home opportunities arise, subject to the requisite approval of the Existing Stockholders. See 'Business -- Planned/Future Services.'



     TW License Agreement. The use of the 'Time Warner' name by the Company is subject to a certain License Agreement with TW (the 'License Agreement'). The Company may change its name to 'TW Telecom Inc.' and the Company will no longer have the right to use of the 'Time Warner' name upon (i) TW's owning less than 30% of the Common Stock, (ii) TW having less than 3 nominees serving on the Board of Directors of the Company, (iii) the Company's non-compliance with the restrictions in the Restated Certificate of Incorporation regarding Residential Services and Content Services or (iv) the transfer by an Existing Stockholder of its Class B Common Stock together with its rights to designate nominees to the Board of Directors under the Stockholders Agreement. See ' -- Stockholders Agreement.'


     The Company believes that the terms and conditions, taken as a whole, of the transactions described under the headings 'Capacity License Agreements,' 'Facility Lease Agreements,' 'Services Agreement,' 'Residential Support Agreements,' 'Road Runner Agreement' and the 'TW License Agreement' were no less favorable to the Company than could have been obtained from unaffiliated parties.

                             PRINCIPAL STOCKHOLDERS


     Prior to the Stock Offering, the Parent Companies beneficially owned all of the assets and liabilities of the Company's business. In connection with the Stock Offering, such assets were distributed to the Existing Stockholders and the Existing Stockholders contributed such assets and liabilities to the Company and in return received all the outstanding shares of the Class B Common Stock. The following table sets forth certain information regarding the beneficial ownership of the equity securities of the Company immediately prior to the Stock Offering and immediately following the Stock Offering by: (i) each of the Directors and the named executive officers; (ii) all Directors and executive officers as a group; and (iii) each owner of more than 5% of any class of equity securities of the Company ('5% Owners'). Unless otherwise noted, the address for each executive officer of the Company is c/o the Company, 5700 S. Quebec Street, Greenwood Village, CO 80111.



                                                     CLASS A COMMON STOCK (1)                 CLASS B COMMON STOCK (1)
                                              ---------------------------------------    -----------------------------------
                                                               PERCENT OF CLASS                         PERCENT OF CLASS
                                                         ----------------------------               ------------------------
                                                           PRIOR TO       FOLLOWING                  PRIOR TO     FOLLOWING
                                              NO. OF        STOCK         THE STOCK      NO. OF       STOCK       THE STOCK
                                              SHARES     OFFERING (2)    OFFERING (2)    SHARES      OFFERING      OFFERING
                                              -------    ------------    ------------    -------    ----------    ----------
TW (3)(4)..................................                61.95  %               %                    61.95%        61.95%
U S WEST (4)(5)............................                18.88  %               %                    18.88%        18.88%
Newhouse (4)(6)............................                19.17  %               %                    19.17%        19.17%
     All Directors and executive officers
       as a group (  persons) (7)(8).......      *           *               *             *           *             *


------------

*  Represents less than one percent.


(1) The Company has two classes of outstanding Common Stock, the Class A Common Stock and the Class B Common Stock. Beneficial ownership of the Common Stock has been determined in accordance with the rules of the SEC. See 'Description of Capital Stock.'



(2) Includes           shares of Class B Common Stock which are convertible into
    an equal number of shares of Class A Common Stock.



(3) Owned by Time Warner Companies, Inc., American Television and Communications Corporation, Warner Communications Inc., TW/TAE Inc., TWI/KBLCOM Inc. and Paragon Communications, each a wholly owned subsidiary of Time Warner Inc. The business address of TW is 75 Rockefeller Plaza, New York, NY 10019.



(4) Solely as a result of the agreement of the Existing Stockholders to vote in favor of the others' director nominees under the Stockholders Agreement, the Existing Stockholders may be deemed to share beneficial ownership of the shares beneficially owned by each of them. See 'Certain Relationships and Related Transactions.'



(5) Owned by MediaOne Group, Inc., an indirect wholly owned subsidiary of U S WEST, Inc. The business address of U S WEST is 188 Inverness Drive West, Englewood, CO 80112.



(6) Owned by Advance/Newhouse Partnership. The business address of Newhouse is 5015 Campuswood Drive, East Syracuse, NY 13057.



(7) Prior to the Stock Offering, none of the directors or executive officers of the Company beneficially owns any shares of Class A Common Stock or Class B Common Stock.





(8) As of            , 1998, all directors and executive officers held an
    aggregate of       shares of TW common stock and       shares of common
    stock of U S WEST and       shares of common stock of the Media Group of U S
    WEST. In addition, such persons held (i)       options which, subject to
    certain vesting requirements, may be exercised to purchase       shares of
    TW common stock and       options which, subject to certain vesting
    requirements, may be exercised to purchase    shares of common stock of U S
    WEST and       shares of common stock of the Media Group of US WEST.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE NOTES


     Concurrent with the Stock Offerings, the Company will offer $     million
aggregate principal amount of Senior Notes Due 2008 and $            million
aggregate principal amount at maturity of Senior Discount Notes Due 2008. The Senior Notes will be issued pursuant to an Indenture between the Company and
                  , as Trustee, and the Senior Discount Notes will be issued
pursuant to an Indenture between the Company and                , as Trustee.



     The Notes will be unsecured unsubordinated obligations of the Company, ranking pari passu in right of payment with all existing and future unsubordinated indebtedness of the Company and senior in right of payment to all subordinated indebtedness of the Company. Interest on the Senior Notes will
accrue at the rate of   % per annum from                , 1998 or from the most
recent interest payment date to which interest has been paid or provided for,
payable semiannually on                and                , commencing
               , 1998. No interest will accrue on the Senior Discount Notes
prior to                , 2003. From and after                , 2003, interest
on the Senior Discount Notes will accrue at the rate of   % per annum on the
principal amount at maturity from                , 2003 or from the most recent
interest payment date to which interest has been paid or provided for, payable
semiannually on                and                , commencing                ,
2003. The Notes will be subject to redemption at the option of the Company, in
whole or in part, at any time on or after                , 2003, initially at
  % of their principal amount in the case of the Senior Notes, and   % of their
accreted value in the case of the Senior Discount Notes, and declining to 100%
of their principal amount at maturity on or after                , 2006 in the
case of the Senior Notes, and                , 2006 in the case of the Senior
Discount Notes, in all cases plus accrued and unpaid interest thereon to the
applicable redemption date. In addition, at any time prior to                ,
2001, in the event of an offering of the Common Stock of the Company for cash, the Company may, at its option, within 90 days of each such offering, use the net proceeds of such offering to redeem up to 35% of the aggregate principal
amount at maturity of the Notes at a redemption price of   % of the principal
amount on the redemption date in the case of the Senior Notes and   % of the
accreted value on the redemption date in the case of the Senior Discount Notes; provided that at least 65% of the principal amount at maturity of the Notes initially issued remain outstanding immediately after each such redemption. Upon the occurrence of a Change of Control (as defined in the Indentures), the Company must commence, within 30 days of the later of the occurrence of such Change of Control and the end of the Change of Control Period (as defined in the Indentures), an offer to purchase the Notes then outstanding at a purchase price
of   % of the principal amount in the case of the Senior Notes and   % of the
accreted value in the case of the Senior Discount Notes; provided that the Company shall not be required to commence an offer to purchase if, at any time within 30 days of the later of the occurrence of the Change of Control and the end of the Change of Control Period, the Notes shall be rated by each of Moody's Investor Service, Inc. ('Moody's') and Standard & Poor's Ratings Services ('S&P'), or another nationally recognized statistical rating organization if either Moody's or S&P is no longer in existence, in one of their four highest publicly available generic rating categories that signifies investment grade.



     The Indentures contain certain covenants, including, but not limited to, covenants with respect to (i) limitation on indebtedness, (ii) limitation on restricted payments, (iii) limitation on dividend and other payment restrictions affecting restricted subsidiaries, (iv) limitation on the issuance and sale of capital stock of restricted subsidiaries, (v) limitation on issuances of guarantees by restricted subsidiaries, (vi) limitation on transactions with shareholders and affiliates, (vii) limitation on liens, (viii) limitation on sale-leaseback transactions, and (ix) limitation on asset sales.


                          DESCRIPTION OF CAPITAL STOCK

     The Company's Restated Certificate of Incorporation provides for authorized
capital stock of    million shares, including    million shares of Class A
Common Stock, $.01 par value per share,    million shares of Class B Common
Stock, $.01 par value per share, and    million shares of preferred stock, $.01
par value per share (the 'Preferred Stock'). Upon completion of the Stock Offering, there will be no preferred stock outstanding and the Existing Stockholders will own of record all of the outstanding shares of Class B Common Stock. See 'Principal Stockholders.'

     The following summary description relating to the capital stock of the Company does not purport to be complete. The rights of the holders of the Company's capital stock will be set forth in the Company's Restated Certificate of Incorporation, as well as the Stockholders Agreement, the forms of both of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The summary set forth below is qualified by reference to such exhibits and to the applicable provisions of the Delaware General Corporation Law (the 'DGCL').

COMMON STOCK

     The relative rights of the Class A Common Stock and Class B Common Stock are substantially identical in all respects, except for voting rights and conversion rights.


     Voting Rights. Each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to 10 votes on each matter to be voted upon by the holders of the Common Stock. The holders of the shares of Class A Common Stock and Class B Common Stock vote as one class on all matters to be voted on by stockholders, including, without limitation, the election of directors and any proposed amendment to the Restated Certificate of Incorporation of the Company that would increase the authorized number of shares of Common Stock or any class thereof or any other class or series of stock or decrease the number of authorized shares of any class or series of stock (but not below the number thereof then outstanding), except as required by the DGCL and except that, (i) without a unanimous vote of the holders of the Class B Common Stock, voting as a separate class, (A) the Restated Certificate of Incorporation may not be amended, altered or repealed and (B) the Company may not merge or consolidate with, or sell all or substantially all of its assets to, any person, in each case, until such time as the outstanding shares of Class B Common Stock represent less than 50% of the voting power of the outstanding Common Stock and (ii) without a majority vote of the holders of the Class A Common Stock, certain provisions of the Restated Certificate of Incorporation relating to the termination of, and vote required to waive, the limitations on business purposes described in the next sentence may not be amended, altered or repealed. Under the Restated Certificate of Incorporation, the Company may not
(i) engage in the business of providing, offering, promoting or branding any Residential Services or (ii) engage in the production, packaging, distribution, marketing, hosting, offering, promoting, branding or other provision (excluding mere transport) of Content Services, in each case until the earlier of (x) the date that is five years after the date of the filing of the Restated Certificate of Incorporation and (y) the date on which the holders of Class B Common Stock no longer represent at least 50% of the voting power of the outstanding Common Stock of the Company.


     Neither the holders of Class A Common Stock nor the holders of Class B Common Stock have cumulative voting rights. For a discussion of the effects of the disproportionate voting rights of the Class A Common Stock and Class B Common Stock, see 'Risk Factors -- Control by Principal Stockholders; Conflicts of Interest; Possible Competition.'

     Dividends. Each share of Common Stock is entitled to receive dividends from funds legally available therefor if, as and when declared by the Board of Directors of the Company. Class A Common Stock and Class B Common Stock share equally, on a share-for-share basis, in any dividends declared by the Board of Directors. If at any time a distribution of the Class A Common Stock or Class B Common Stock is to be paid in shares of Class A Common Stock, Class B Common Stock or any other securities of the Company or any other person, such dividends may be declared and paid only as follows: (1) a share distribution consisting of Class A Common Stock to holders of Class A Common Stock and Class B Common Stock, on an equal per share basis; or to holders of Class A Common Stock only, but in such event there shall also be a simultaneous share distribution to holders of Class B Common Stock consisting of shares of Class B Common Stock on an equal per share basis; (2) a share distribution consisting of Class B Common Stock to holders of Class B Common Stock and Class A Common Stock, on an equal per share basis; or to holders of Class B Common Stock only, but in such event there shall also be a simultaneous share distribution to holders of Class A Common Stock consisting of shares of Class A Common Stock on an equal per share basis; and (3) a share distribution of shares of any class of securities of the Company or any other person other than the Common Stock, either on the basis of a distribution of identical securities, on an equal per share basis to the holders of Class A Common Stock and Class B Common Stock, or on the basis of a distribution of one class of securities to the holders of Class A Common Stock and another class of securities to holders of Class B Common Stock, provided that the securities so distributed do not differ in any respect other than relative voting rights and related differences in designations, conversion and share distribution provisions, with the holders of Class B Common Stock receiving the class having the higher relative voting rights, provided that if the securities so distributed constitute capital stock of a subsidiary of the Company, such rights shall not differ to a greater extent than the corresponding differences in voting rights, designations, conversion and distribution provisions between Class A Common Stock and Class B Common Stock. If the Company shall in any manner subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other class of Common Stock shall be proportionally subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A Common Stock or Class B Common Stock, as the case may be, that have been subdivided or combined.

     Conversion. Under the Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time and from time to time at the option of the holder thereof into one share of Class A Common Stock. The Class A Common Stock has no conversion rights.

     Other. Stockholders of the Company have no preemptive or other rights to subscribe for additional shares. All holders of Common Stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. All outstanding shares are, and all shares offered by this Prospectus will be, when sold, validly issued, fully paid and nonassessable. The Company may not subdivide or combine shares of Common Stock without at the same time proportionally subdividing or combining shares of the other classes.

PREFERRED STOCK

     The Company's Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any Preferred Stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of Preferred Stock may have class or series voting rights.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW


     The Restated Certificate of Incorporation of the Company expressly states that the Company has elected not to be governed by Section 203 of the DGCL which prohibits a publicly held Delaware corporation from engaging in a 'business combination' (as defined in Section 203(c)(3) of the DGCL) with an 'interested stockholder' (as defined in Section 203(c)(5) of the DGCL) for a period of three years after the date of the transaction in which such stockholder became an interested stockholder.


LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Restated Certificate of Incorporation limits the liability of Directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Restated Certificate of Incorporation will provide that the Company shall indemnify Directors and officers of the Company to the fullest extent permitted by such law. The Company anticipates entering into separate indemnification agreements with its current Directors and executive officers prior to the completion of the Stock Offering which will have the effect of providing such persons indemnification protection in the event the Restated Certificate of Incorporation is subsequently amended.

NASDAQ LISTING


     The Class A Common Stock is expected to be approved for quotation on the Nasdaq National Market of the Nasdaq Stock Market under the symbol 'TWTC.'


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is       .

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

GENERAL


     The following is a general discussion of U.S. Federal income and estate tax consequences of the ownership and disposition of Class A Common Stock by a holder who is not a United States person (a 'Non-U.S. Holder'), as defined below. This discussion does not address all aspects of U.S. Federal income and estate taxes and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Code, existing, temporary and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. Each prospective purchaser of Class A Common Stock is advised to consult a tax advisor with respect to current and possible future U.S. Federal income and estate tax consequences of holding and disposing of Class A Common Stock as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction. For purposes of this summary, a 'U.S. Holder' with respect to Class A Common Stock is (i) an individual who is a citizen or resident of the U.S., (ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the U.S. or of any state thereof (including the District of Columbia), or (iii) an estate or trust the income of which is includable in gross income for U.S. Federal income tax purposes regardless of its source; and a 'Non-U.S. Holder' is any person other than a U.S. Holder.


DISTRIBUTIONS

     Distributions on the shares of Class A Common Stock (other than distributions in redemption of the shares of Class A Common Stock subject to section 302(b) of the Code) will constitute dividends for U.S. Federal income tax purposes to the extent paid from current or accumulated earnings and profits of the Company (as determined under U.S. Federal income tax principles). Dividends paid to a Non-U.S. Holder of Class A Common Stock that are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to United States withholding tax at a 30% rate or such lower rate as may be specified by an applicable income treaty. Moreover, under U.S. Treasury regulations which are currently in effect, withholding is generally imposed on the gross amount of the distribution, without regard to whether the corporation has sufficient earnings and profits to cause the distribution to be a dividend for U.S. Federal income tax purposes. Dividends that are effectively connected with the conduct of a trade or business within the U.S. or, if a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are exempt from U.S. Federal withholding tax but are subject to U.S. Federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such dividends effectively connected with the conduct of a trade or business within the U.S. or attributable to a U.S. permanent establishment received by a foreign corporation may, under certain circumstances, be subject to an additional 'branch profits tax' at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income or permanent establishment exemptions.

     Under current U.S. Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above, and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently enacted U.S. Treasury regulations (the 'Future Regulations') applicable to dividends paid after December 31, 1998 (subject to certain transition rules), a Non-U.S. Holder of Class A Common Stock would be required to satisfy applicable certification and other requirements to qualify for withholding at an applicable treaty rate. The Future Regulations eliminate the presumption that dividends paid to an address in a foreign country are paid to a resident of that country for purposes of withholding and require a Non-U.S. Holder to file a beneficial owner withholding certificate, e.g., a Form W-8, to obtain the lower treaty rate.

     A Non-U.S. Holder of Class A Common Stock may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the 'IRS').

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder will generally not be subject to U.S. Federal income tax with respect to gain recognized on a sale or other disposition of Class A Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds Class A Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a 'U.S. real property holding corporation' for U.S. Federal income tax purposes at any time during the five-year period ending on the date of the disposition, or, if shorter, the period during which the Non-U.S. Holder held the Class A Common Stock (the 'applicable period'), and the Non-U.S. Holder owns, actually or constructively, at any time during the applicable period more than five percent of the Class A Common Stock. The Company believes that it is not currently a 'U.S. real property holding corporation' for U.S. Federal income tax purposes.

FEDERAL ESTATE TAX

     Class A Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under U.S. Treasury regulations, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if (i) withholding was not required because the dividends were effectively connected with a U.S. trade or business in the United States of the Non-U.S. Holder or (ii) withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to dividends paid to Non-U.S. Holders that either are subject to the U.S. withholding tax, whether at 30% or a reduced treaty rate, or that are exempt from such withholding because such dividends constitute effectively connected income. See discussion under 'Distributions' above for rules regarding Future Regulations reporting requirements to avoid backup withholding. As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of Class A Common Stock effected outside the U.S. However, information reporting requirements (but not backup withholding) will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of Class A Common Stock effected outside the U.S. where that broker (i) is a U.S. person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S. or (iii) is a 'controlled foreign corporation' as defined in the Code (generally, a foreign corporation controlled by certain U.S. shareholders), unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain conditions are met or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of Class A Common Stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate U.S. Federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's U.S. Federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

     THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE CLASS A COMMON STOCK BY NON-U.S. HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CLASS A COMMON STOCK

INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Stock Offering, there will be    shares of Class A
Common Stock outstanding and    shares of Class B Common Stock outstanding (all
of which are convertible into Class A Common Stock on a share for share basis.)
The Company has reserved for issuance      shares of Class A Common Stock upon
the exercise of stock options, some of which are expected to be awarded in connection with the Stock Offering.


     Each of the Company, its directors and executive officers and the Existing Stockholders has agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not, during the period ending 180 days after the date of this Prospectus, offer, pledge, sell, contract to sell or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock. Thereafter, no assurance can be given that other holders of the Class B Common Stock will not decide, based upon then prevailing market and other conditions, to convert their Class B Common Stock to Class A Common Stock and to dispose of all or a portion of such stock pursuant to the provisions of Rule 144 under the Securities Act or pursuant to the demand registration rights contained in the Stockholders' Agreement. See 'Certain Relationships and Related
Transactions -- Stockholders Agreement.'

     Prior to the Stock Offering, there has been no established market for the Class A Common Stock, and no predictions can be made about the effect, if any, that market sales of shares of Class A Common Stock or the availability of such shares for sale would have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, may have an adverse impact on the market price for the shares of Class A Common Stock offered hereby or on the ability of the Company to raise capital through a public offering of its equity securities. See 'Risk Factors -- Shares Eligible for Future Sale.'

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof (the 'Underwriting Agreement'), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. are acting as U.S. Representatives, and the International Underwriters named below whom Morgan Stanley & Co. International Limited and Lehman Brothers International (Europe) are acting as International Representatives have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Class A Common Stock set forth opposite the names of such Underwriters below:


                                    NUMBER OF
             NAME                     SHARES
------------------------------   ----------------

U.S. Underwriters
     Morgan Stanley & Co.
      Incorporated............
     Lehman Brothers Inc......
                                        ---
          Subtotal............
                                        ---

International Underwriters
     Morgan Stanley & Co.
      International Limited...
     Lehman Brothers
      International
      (Europe)................
                                        ---
          Subtotal............
                                        ---
          Total...............
                                        ---
                                        ---


     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the 'Underwriters' and the 'Representatives,' respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Class A Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.


     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, 'United States or Canadian Person' means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All Common Shares to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the 'Shares.'

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that is has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.


     The Underwriters initially propose to offer part of the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $   a share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $   a share to other Underwriters or to certain dealers. After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.



     Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this
Prospectus, to purchase up to an aggregate of    additional shares of Class A
Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of

Class A Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.



     The Class A Common Stock is expected to be approved for quotation, subject to official notice of issuance, on the Nasdaq National Market under the symbol 'TWTC.'



     Each of the Company and the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock; provided that such shares or securities are either now owned by such party or are hereafter acquired prior to or in connection with the Offering of the shares of Class A Common Stock offered hereby) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of Class A Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise, during the period ending 180 days after the date of this Prospectus, other than (x) the sale of Shares to the Underwriters and (y) the issuance by the Company of shares of Class A Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing.



     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered by them.



     In order to facilitate the Stock Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may over-allot in connection with the Stock Offering, creating a short position in the Class A Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A Common Stock, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Class A Common Stock in the Stock Offering, if the syndicate repurchases previously distributed Class A Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.



     At the request of the Company, the Underwriters have reserved up to shares of Class A Common Stock for sale at the initial public offering price to the Company's employees, officers and directors and to other individuals having relationships with the Company. The Company will pay all fees and disbursements of counsel incurred by the Underwriters in connection with offering the shares to such persons. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. Reserved shares purchased by such individuals will, except as restricted by applicable securities laws, be available for resale following the Stock Offering.


     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     From time to time, Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. provide certain financial advisory services to the Company and the Existing Stockholders for which they have received customary fees and commissions.

PRICING OF THE STOCK OFFERING


     Prior to the Stock Offering, there has been no public market for the shares of Class A Common Stock of the Company. Consequently, the initial public offering price for the Class A Common Stock will be determined by negotiation between the Company and the U.S. and International Representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, the Company's current financial condition and future prospects, the experience of its management, the economics of its industry in general, the general condition of the equity securities market and the market prices of similar securities of companies considered comparable to the Company and other factors deemed relevant. There can be no assurance that a regular trading market for the shares of Class A Common Stock will develop after the Stock Offering or, if developed, that a public trading market can be sustained. There can also be no assurance that the prices at which the Class A Common Stock will sell in the public market after the Stock Offering will not be lower than the price at which it is issued by the Underwriters in the Stock Offering.


                                 LEGAL MATTERS

     The legality of the Class A Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York and for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The combined financial statements of Time Warner Telecom Inc. and its subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company has filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the Class A Common Stock being offered in the Stock Offering. For the purposes hereof, the term 'Registration Statement' means the original Registration Statement and any and all amendments thereto, including the schedules and exhibits to such original Registration Statement or any such amendment. This Prospectus does not contain all of the information set forth in the Registration Statement, to which reference hereby is made. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions.


     The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'). As a result of the Stock Offering, the Company will become subject to the informational requirements of the Exchange Act and in accordance therewith will file periodic reports, proxy statements and other information relating to its business, financial statements and other matters. Any interested party may inspect the Registration Statement, the reports, proxy statements and other information without charge, at the public reference facilities of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices in Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60601), and in New York (Seven World Trade Center, 13th Floor, New York, New York 10048) or through the World Wide Web (http://www.sec.gov.). Any interested party may obtain copies of all or any portion of the Registration Statement, the reports, proxy statements and other information at prescribed rates from the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     The Company intends to distribute to all holders of the shares of Class A Common Stock offered hereby annual reports containing audited consolidated financial statements and a report thereon by its independent certified public accountants and quarterly reports containing unaudited consolidated financial information for each of the first three quarters of each fiscal year.

                                    GLOSSARY

     Access Charges. The fees paid by long distance carriers for the local connections between the long distance carriers' networks and the long distance carriers' customers.

     ATM (asynchronous transfer mode). A recently commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, date and video at varying rates. The ATM format can be used by many different information systems, including LANs.

     BOC (Bell Operating Company). A telephone operating subsidiary of an RBOC; an incumbent local exchange carrier.

     Broadcast Video TV-1. This Company service provides dedicated transport of broadcast quality video signals.


     CAP (Competitive Access Provider). A company that provides dedicated telecommunications services (private line, local transport and special access) as an alternative to the ILEC.



     CDMA (Code Division Multiple Access). A form of wireless communications technology.


     Central Offices. A telecommunications center where switches and other telecommunications facilities are housed. CAPs may connect with ILEC networks either at this location or through a remote location.

     Collocation. The ability of a telecommunications carrier to interconnect its network to the ILEC's network by extending its facilities to the ILEC's central office. Physical collocation occurs when the interconnecting carrier places its network equipment within the ILEC's central offices. Virtual collocation is an alternative to physical collocation under which the ILEC permits a carrier to interconnect its network to the ILEC's network in a manner which is technically, operationally and economically comparable to physical collocation, even though the interconnecting carrier's network connection equipment is not physically located within the central offices.


     CLEC (Competitive Local Exchange Carrier). A company that provides local exchange services, including Dedicated service, in competition with the ILEC.


     Dedicated. Telecommunications lines dedicated to, or reserved for use by, a particular customer along predetermined routes (in contrast to links which are temporarily established).


     Dedicated Transmission. The sending of electronic signals carrying information over a Direct Transport facility.


     DID. The ability of an outside caller to call an internal extension without having to pass through an operator. In large PBX systems, the dialed numbers are passed through from the Central Office.

     Digital. A means of storing, processing and transmitting information by using distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies use a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers preclude and distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission).


     Direct Transport (aka Dedicated Transport). A non-switched point-to-point telecommunications facility leased from a telecommunications provider by an end user and used exclusively by that end user.


     Diverse Routing. A telecommunications network configuration in which signals are transmitted simultaneously along two different paths so that if one path is cut or impaired, traffic can continue in the other direction without interrupting service. The Company's networks generally provide diverse routing.

     DOD. The ability to dial directly out from an internal extension without having to go through an operator.

     DS0, DS1, DS3. Standard North American telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS0 service has a bit rate of 64 kilobits per second. DS1 service has a bit rate of 1.544 megabits per second and DS3 service as a bit rate of 44.736 megabits per second. A DS0 can transmit a single uncompressed voice conversation.

     FCC. Federal Communications Commission.

     FDMA (Frequency Division Multiple Access). A form of wireless communications technology.


     Fiber Miles. The number of route miles of fiber optic cable installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers in the cable. See the definition of 'route mile' below.

     Fiber Optics. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. Fiber optic cable is the medium of choice for the telecommunications and cable industries. Fiber is immune to electrical interference and environmental factors that effect copper wiring and satellite transmission.

     Hub. Collocation centers located centrally in an area where telecommunications traffic can be aggregated for transport and distribution.

     Hybrid Fiber Coaxial (HFC). A new technology consisting of fiber optic distribution facilities and coaxial cable deployed to the home or business. This technology enables the operator to offer a wide variety of two-way broadband services, including telecommunications and entertainment.

     Interconnection Decisions. Rulings by the FCC announced in September 1992 and August 1993, which require the BOCs and other large ILECs to provide interconnection in ILEC central offices to any CAP, long distance carrier or end user requesting such interconnection to provide interstate special access or switched transport services.

     ILECs (Incumbent Local Exchange Carriers). The local phone companies, either a BOC or an independent (such as GTE) which provides local exchange services.

     Internet. The name used to describe the global open network of computers that permits a person with access to the Internet to exchange information with any other computer connected to the network.

     ISDN (Integrated Services Digital Network). ISDN is an internationally agreed standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line. ISDN permits video conferencing over a single line, for example, and also supports a multitude of value-added switched service applications such as Incoming Calling Line Identification. ISDN's combined voice and data networking capabilities reduce costs for end users and result in more efficient use of available facilities. ISDN combines standards for highly flexible customer to network signaling with both voice and data within a common facility.

     IXC (Interexchange Carrier). A long distance carrier.

     Kbps (Kilobits). One thousand bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in 'thousands of bits per second.'

     LANs (Local Area Networks). The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer's premises and may be extended or interconnected to other locations through the use of bridges and routers.

     LATAS (Local Access and Transport Area). The geographical areas within which a local telephone company may offer telecommunications services, as defined in the divestiture order known as the Modified Final Judgment ('MFP') unless and until refined by the FCC pursuant to the Telecommunications Act of 1996.

     Local Exchange. A geographic area defined by the appropriate state regulatory authority in which telephone calls generally are transmitted without toll charges to the calling or called party.

     Local Exchange Service/Local Exchange Telephone Service. Basic local telephone service, including the provision of telephone numbers, dial tone and calling within the local exchange area.

     Long Distance Carriers (Interexchange Carriers or IXC). Long distance carriers providing services between LATAs, on an interstate or intrastate basis. A long distance carrier may be facilities-based or offer service by reselling the services of a facilities-based carrier.

     Local Transport Services. Dedicated lines between the ILEC's central offices and long distance carrier POPs used to carry switched traffic.

     Mbps (Megabit). One million bits of information. The information carrying capacity (i.e., bandwidth) of a circuit may be measured in 'millions of bits per second.'

     Multiplexing. An electronic or optical process that combines a number of lower speed transmission signals into one higher speed signal. There are various techniques for multiplexing, including frequency division (splitting the total available frequency bandwidth into smaller frequency slices), time division (slicing a channel into timeslots and placing each signal into its assigned timeslot), and statistical (wherein multiplexed signals share the same channel and each transmits only when it has data to send).

     Node. A point of connection into a fiber optic network.

     PBX (Private Branch Exchange). A customer owned and operated switch on customer premises, typically used by large businesses with multiple telephone lines.

     PBX Trunk. A transmission facility which connects a PBX to the Company's or ILEC's central office switching center.

     POPs (Points of Presence). Locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays telephone calls to, a network switching center of the same long distance carrier.

     Private Line. A private, dedicated telecommunications link between different customer locations (excluding long distance carrier POPs).

     Private Network Transport Service. This service is a private, dedicated high capacity premium quality service over fully redundant, diverse routed, SONET rings with band width that is dedicated and always available.

     Public Switched Network. The switched network available to all users generally on a shared basis (i.e., not dedicated to a particular user). The local exchange telephone service networks operated by ILECs are the largest and often the only public switched networks in a given locality.

     PUC (Public Utility Commission). A state regulatory body, established in most states, which regulates utilities, including telecommunications companies providing intrastate services. In some states this regulatory body may have a different name, such as public service commission ('PSC').

     RBOC (Regional Bell Operating Company). The holding company which owns a
BOC.

     Reciprocal Compensation. An arrangement in which two local exchange carriers agree to terminate traffic originating on each other's networks in exchange for a negotiated level of compensation.

     Redundant Electronics. A telecommunications facility that uses two separate electronic devices to transmit a telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

     Route Mile. The number of miles along which fiber optic cables are installed.

     SONET (Synchronous Optical Network). A set of standards for optical communications transmission systems that define the optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SONET facilitates the interoperability of dissimilar vendors equipment. SONET benefits business customers by minimizing the equipment necessary for various telecommunications applications and supports networking diagnostic and maintenance features.

     Special Access Services. The lease of private, dedicated telecommunications lines or circuits on an ILEC's or a CAP's network which run to or from the long distance carrier's POPs. Special access services do not require the use of switches. Examples of special access services are telecommunications circuits running between POPs of a single long distance carrier, from one long distance carrier's POP to another long distance carrier's POP or from an end user to its long distance carrier's POP.

     STS-1. This dedicated transmission service is carried over high capacity channels for full duplex, synchronous optical transmission of digital data on SONET standards. This service eliminates the need to maintain and pay for multiple dedicated lines.

     Switch. A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of linking different circuits to create a temporary transmission path between users. Within this document, switches generally refer to voice grade telecommunications switches unless specifically stated otherwise.

     Switched Access Services. The connection between a long distance carrier's POP and an end user's premises through the switching facilities of a local exchange carrier.


     Switched Services. Telecommunications services that support the connection of one calling party with another calling party via use of a telephone switch (i.e., an electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits).



     TDMA (Time Division Multiple Access). A form of wireless communications technology.


     Toll Services. Otherwise known as EAS or intra LATA toll services are those calls that are beyond the free local calling area but originate and terminate within the same LATA; such calls are usually priced on a measured basis.

     Voice Grade Equivalent ('VGE') Circuit. One DSO. One voice grade equivalent circuit is equal to 64 kilobits of bandwidth.

                            TIME WARNER TELECOM INC.
                     INDEX TO COMBINED FINANCIAL STATEMENTS



                                                                                                              PAGE
                                                                                                              ----
Audited Financial Statements:
     Report of Independent Auditors........................................................................    F-2
     Combined Balance Sheet at December 31, 1997 and 1996..................................................    F-3
     Combined Statement of Operations for the years ended December 31, 1997, 1996
       and 1995............................................................................................    F-4
     Combined Statement of Cash Flows for the years ended December 31, 1997, 1996
       and 1995............................................................................................    F-5
     Combined Statement of Changes in Stockholders' Equity for the years ended
       December 31, 1997, 1996 and 1995....................................................................    F-6
     Notes to Combined Financial Statements................................................................    F-7
Financial Statement Schedule:
     Schedule II -- Valuation and Qualifying Accounts......................................................   F-14
Unaudited Financial Statements:
     Combined Balance Sheet at March 31, 1998 and December 31, 1997........................................   F-15
     Combined Statement of Operations for the three months ended March 31, 1998 and 1997...................   F-16
     Combined Statement of Cash Flows for the three months ended March 31, 1998 and 1997...................   F-17
     Combined Statement of Changes in Stockholders' Equity for the three months ended
       March 31, 1998......................................................................................   F-18
     Notes to Combined Financial Statements................................................................   F-19

                         REPORT OF INDEPENDENT AUDITORS



To TIME WARNER TELECOM INC.



     We have audited the accompanying combined balance sheet of Time Warner Telecom Inc. (the 'Company') as of December 31, 1997 and 1996, and the related combined statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedule listed in the Index as Schedule II. These combined financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements and schedule based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at December 31, 1997 and 1996, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                          ERNST & YOUNG LLP



New York, New York
March 13, 1998,
except for Notes 1, 5 and 7, as to
which the date is May 21, 1998



     The foregoing report is in the form that will be signed upon the effective date of the Company's registration of Class A Common Stock in a registration statement on Form S-1 and the concurrent change in the Company's operating and legal structure from a partnership to a corporation.



                                          ERNST & YOUNG LLP



New York, New York
March 13, 1998

                            TIME WARNER TELECOM INC.
                             COMBINED BALANCE SHEET


                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1997        1996
                                                                                             --------    --------
                                                                                                 (THOUSANDS)
                                          ASSETS
Current assets
     Receivables, less allowances of $776 and $193........................................   $  8,882    $  4,863
     Prepaid expenses.....................................................................      1,192       1,115
                                                                                             --------    --------
          Total current assets............................................................     10,074       5,978
     Investments in unconsolidated affiliates.............................................      4,376      10,239
     Property, plant and equipment........................................................    484,206     352,708
     Less: accumulated depreciation.......................................................    (69,048)    (29,547)
                                                                                             --------    --------
                                                                                              415,158     323,161
     Intangible assets, net...............................................................      8,469       2,102
                                                                                             --------    --------
          Total assets....................................................................   $438,077    $341,480
                                                                                             --------    --------
                                                                                             --------    --------

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable.....................................................................   $ 32,908    $ 27,622
     Loans payable to the Parent Companies (including $1,544 of accrued interest).........     75,475          --
     Other current liabilities............................................................     29,304      17,793
                                                                                             --------    --------
          Total current liabilities.......................................................    137,687      45,415
     Other liabilities....................................................................         --       1,128
Stockholders' equity
     Paid-in capital......................................................................    555,807     479,698
     Accumulated deficit..................................................................   (255,417)   (184,761)
                                                                                             --------    --------
          Total stockholders' equity......................................................    300,390     294,937
                                                                                             --------    --------
          Total liabilities and stockholders' equity......................................   $438,077    $341,480
                                                                                             --------    --------
                                                                                             --------    --------



                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                        COMBINED STATEMENT OF OPERATIONS


                                                                                     YEAR ENDED DECEMBER 31,
                                                                                 --------------------------------
                                                                                   1997        1996        1995
                                                                                 --------    --------    --------
                                                                                   (THOUSANDS, EXCEPT PER SHARE
                                                                                              DATA)

Revenues:
     Dedicated transport services.............................................   $ 44,529    $ 20,362    $  6,505
     Switched services........................................................     10,872       3,555         350
                                                                                 --------    --------    --------
          Total revenues......................................................     55,401      23,917       6,855
                                                                                 --------    --------    --------
Costs and expenses:
     Operating(a).............................................................     40,349      25,715      15,106
     Selling, general and administrative(a)...................................     54,640      60,366      34,222
     Depreciation and amortization(a).........................................     38,466      22,353       7,216
                                                                                 --------    --------    --------
          Total costs and expenses............................................    133,455     108,434      56,544
                                                                                 --------    --------    --------
Operating loss................................................................    (78,054)    (84,517)    (49,689)
Gain on disposition of investments (Note 3)...................................     11,018          --          --
Equity in losses of unconsolidated affiliates.................................     (2,082)     (1,547)     (1,391)
Interest expense, net(a)......................................................     (1,538)        (52)        (25)
                                                                                 --------    --------    --------
Net loss......................................................................   $(70,656)   $(86,116)   $(51,105)
                                                                                 --------    --------    --------
                                                                                 --------    --------    --------
Pro forma basic and diluted loss per common share.............................   $     --    $     --    $     --
                                                                                 --------    --------    --------
                                                                                 --------    --------    --------
Pro forma average common shares...............................................         --          --          --
                                                                                 --------    --------    --------
                                                                                 --------    --------    --------
(a) Includes expenses resulting from transactions with affiliates (Note 7):
       Operating..............................................................   $  1,731    $  1,303    $    648
                                                                                 --------    --------    --------
                                                                                 --------    --------    --------
       Selling, general and administrative....................................   $  4,967    $  4,759    $  3,789
                                                                                 --------    --------    --------
                                                                                 --------    --------    --------
       Depreciation and amortization..........................................   $  7,064    $  4,961    $  2,070
                                                                                 --------    --------    --------
                                                                                 --------    --------    --------
       Interest expense, net..................................................   $  1,544    $     --    $     --
                                                                                 --------    --------    --------
                                                                                 --------    --------    --------


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                        COMBINED STATEMENT OF CASH FLOWS


                                                                                    YEAR ENDED DECEMBER 31,
                                                                              -----------------------------------
                                                                                1997         1996         1995
                                                                              ---------    ---------    ---------
                                                                                          (THOUSANDS)
OPERATIONS
Net loss...................................................................   $ (70,656)   $ (86,116)   $ (51,105)
Adjustments for noncash and nonoperating items:
Gain on disposition of investments.........................................     (11,018)          --           --
Depreciation and amortization..............................................      38,466       22,353        7,216
Equity in loss of unconsolidated affiliates................................       2,082        1,547        1,391
Changes in operating assets and liabilities:
     Accounts receivable and other current assets..........................      (4,124)      (2,334)        (936)
     Accounts payable and other current liabilities........................      18,374       10,424        7,277
     Other balance sheet changes...........................................      (2,543)       1,852          552
                                                                              ---------    ---------    ---------
Cash used in operations....................................................     (29,419)     (52,274)     (35,605)
                                                                              ---------    ---------    ---------

INVESTING ACTIVITIES
Capital expenditures.......................................................    (127,315)    (144,815)    (141,479)
Investments and acquisitions...............................................        (334)      (4,375)      (3,814)
Proceeds from sale of investment...........................................       7,028           --           --
                                                                              ---------    ---------    ---------
Cash used in investing activities..........................................    (120,621)    (149,190)    (145,293)
                                                                              ---------    ---------    ---------

FINANCING ACTIVITIES
Proceeds from loans from the Parent Companies..............................      73,931           --           --
Capital contributions from the Parent Companies............................     127,550      222,584      185,989
Distributions to the Parent Companies......................................     (51,441)     (21,120)      (5,091)
                                                                              ---------    ---------    ---------
Cash provided by financing activities......................................     150,040      201,464      180,898
                                                                              ---------    ---------    ---------

INCREASE IN CASH AND EQUIVALENTS...........................................          --           --           --

CASH AND EQUIVALENTS AT BEGINNING OF PERIOD................................          --           --           --
                                                                              ---------    ---------    ---------

CASH AND EQUIVALENTS AT END OF PERIOD......................................   $      --    $      --    $      --
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------

Supplemental disclosures of cash flow information:
Interest paid..............................................................   $      --    $      55    $      25
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------
Noncash financing activities...............................................   $      --    $      --    $  16,047
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
             COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                                          TOTAL
                                                                           PAID-IN     ACCUMULATED    STOCKHOLDERS'
                                                                           CAPITAL       DEFICIT          EQUITY
                                                                           --------    -----------    --------------
                                                                                          (THOUSANDS)

BALANCE AT DECEMBER 31, 1994............................................   $ 81,289     $ (47,540)       $ 33,749
Net loss for 1995.......................................................         --       (51,105)        (51,105)
Capital contributions resulting from the A/N and KBLCOM transactions
  (Note 2)..............................................................     16,047            --          16,047
Net capital contributions from the Parent Companies.....................    180,898            --         180,898
                                                                           --------    -----------    --------------

BALANCE AT DECEMBER 31, 1995............................................    278,234       (98,645)        179,589
Net loss for 1996.......................................................         --       (86,116)        (86,116)
Net capital contributions from the Parent Companies.....................    201,464            --         201,464
                                                                           --------    -----------    --------------

BALANCE AT DECEMBER 31, 1996............................................    479,698      (184,761)        294,937
Net loss for 1997.......................................................         --       (70,656)        (70,656)
Net capital contributions from the Parent Companies.....................     76,109            --          76,109
                                                                           --------    -----------    --------------

BALANCE AT DECEMBER 31, 1997............................................   $555,807     $(255,417)       $300,390
                                                                           --------    -----------    --------------
                                                                           --------    -----------    --------------


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS


     Time Warner Telecom Inc. (the 'Company') is a facilities-based competitive local telecommunications services provider ('CLEC') in selected metropolitan markets across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers. The business of the Company was commenced in 1993 by Time Warner Cable ('TW Cable'), a division of Time Warner Entertainment Company, L.P. ('TWE'), and reflects the combined commercial telecommunication operations under the ownership or management control of TW Cable. These operations consist of the commercial telecommunication operations of Time Warner Inc. and certain of its subsidiaries ('Time Warner') and the Time Warner Entertainment-Advance/Newhouse Partnership ('TWEAN') that were acquired or formed in 1995, as well as the pre-existing commercial telecommunication operations of TWE (collectively, TWE, TWEAN and Time Warner are referred to herein as the 'Parent Companies').



     To date, the majority of the Company's revenues have been derived from the provision of 'private line' or 'direct access' telecommunications services. Because the Company has deployed switches in 16 of its 19 markets, management expects that a growing portion of the Company's revenues will be derived from providing switched services. The Company's customers are principally telecommunications-intensive business end-users, IXCs, ISPs, wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications products and services, including dedicated transmission, local switched, data and video transmission services and Internet services. In addition, the Company benefits from its strategic relationship with TW Cable both through access rights and cost-sharing. As a result, the Company's networks have been constructed primarily through the use of fiber capacity licensed from TW Cable.


BASIS OF PRESENTATION


     The combined financial statements of the Company reflect the 'carved out' historical financial position, results of operations, cash flows and changes in stockholders' equity of the commercial telecommunication operations of the Parent Companies as if they had been operating as a separate company. Although these financial statements are presented as if the Company had operated as a corporation, the Company operated as a partnership for tax purposes and continued to operate in a partnership structure through December 31, 1997. The combined statement of operations has been adjusted to retroactively reflect an allocation of certain expenses pursuant to the final terms of the related agreements, primarily relating to office rent, overhead charges for various administrative functions performed by TW Cable and certain facility maintenance and pole rental costs. These allocations were required to reflect all costs of doing business and have been based on various methods (Note 7), which management believes results in reasonable allocations of such costs.



     The combined financial statements also include the contribution of the Advance/Newhouse Partnership's ('A/N') ownership interests in various telephony partnerships effective as of April 1, 1995 and the San Antonio, Texas telephony operation of KBLCOM Incorporated ('KBLCOM') acquired by Time Warner effective as of July 6, 1995.



     Effective January 1, 1996, the Company adopted Financial Accounting Standards Board ('FASB') Statement No. 121 ('FAS 121'), 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of', which established standards for the recognition and measurement of impairment losses on long-lived assets and certain intangible assets. The adoption of FAS 121 did not have a material effect on the Company's financial condition and results of operations.



     Time Warner has various stock option plans under which Time Warner may grant options to purchase Time Warner common stock to employees of the Company. Such options have been granted to employees of the Company at fair market value at the date of grant. In accordance with Accounting Principles Board Statement No. 25 ('APB 25'), no compensation cost has been recognized for its stock options. Generally, the options become exercisable over a three-year vesting period and expire ten years from the date of grant. The Company has elected to continue to account for such transactions under APB 25. The Company has determined that if

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


FASB Statement No. 123, 'Accounting for Stock-Based Compensation' had been adopted, its impact on the combined statement of operations for the years ended December 31, 1997 and 1996 would be insignificant.


     During fiscal 1997, the FASB issued Statement No. 130, 'Reporting Comprehensive Income' ('FAS 130'), and Statement No. 131, 'Disclosures about Segments of an Enterprise and Related Information' ('FAS 131'). FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of financial statements. The Company will adopt FAS 130 as of the first quarter of 1998. FAS 131 requires disclosure of financial and descriptive information about an entity's reportable operating segments under the 'management approach' as defined in the Statement. The Company will adopt FAS 131 as of December 31, 1998. The impact of adoption of these standards on the Company's financial statements is not expected to be material.

BASIS OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS

     The combined financial statements include 100% of the assets, liabilities, revenues, expenses, income, loss and cash flows of the Company and all entities in which the Company has a controlling voting interest ('subsidiaries'), as if the Company and its subsidiaries were a single entity. Significant intercompany accounts and transactions between the combined entities have been eliminated. Significant accounts and transactions with the Parent Companies are disclosed as related party transactions.


     Investments in entities in which the Company has significant influence, but less than a controlling voting interest, are accounted for using the equity method. At December 31, 1997, the Company's investments in unconsolidated affiliates consisted solely of a 50% investment in Metrocomm AXS, L.P., a joint venture providing commercial telecommunications services in the central Ohio area. Under the equity method, only the Company's investment in and amounts due to and from the equity investee are included in the combined balance sheet, and only the Company's share of the investee's earnings is included in the combined operating results. In addition, only the Company's share of the cash distributions and cash paid to the investee are included in the combined cash flows.


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

REVENUES


     Revenues for dedicated transport services are generally billed on a fixed rate basis and recognized over the period provided. Revenues for switched services revenues are generally billed on a transactional basis determined by customer usage, and are recognized over the period provided.



     In addition to depreciation expense, the primary costs of revenues are charges from local exchange carriers for circuit leases and interconnection costs, which are both expensed as incurred.


ADVERTISING

     Advertising costs are expensed upon the first exhibition of related advertisements. Advertising expense amounted to $1.0 million, $1.4 million and $1.1 million for the years ended December 31, 1997, 1996, and 1995, respectively.

SIGNIFICANT CUSTOMERS


     The Company has substantial business relationships with a few large customers, including the major long distance carriers. For the year ended December 31, 1997, the Company's top 10 customers accounted for 47.8% of the Company's consolidated revenues. Two of these customers were interexchange carriers ('IXC'), which

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


each accounted for more than 10% of the Company's revenues in 1997 and 1996. Revenues included sales to these two IXC's of approximately $14.7 million and $5.2 million in 1997 and 1996, respectively. In 1995, no single customer accounted for more than 10% of the Company's total revenues. The Company does not require collateral for telecommunications services provided to its customers. However, the Company performs ongoing credit evaluations of its customers' financial conditions and an allowance for doubtful accounts of $776,000 and $193,000 at December 31, 1997 and 1996, respectively, has been provided based on the expected collectibility of all accounts receivables.



CASH AND EQUIVALENTS



     The Company does not maintain any cash balance since all funding of the Company's operating, investing and financing activities were provided by the Parent Companies or by revolving loans payable to the Parent Companies (Note 5). This funding consists of non-interest bearing capital contributions through June 30, 1997 and revolving loans thereafter. The non-interest bearing capital contributions have been included in paid-in capital. The average net capital contributions from the Parent Companies were $517.8 million for the six months ended June 30, 1997, and $379.0 million and $179.8 million for the years ended December 31, 1996, and 1995, respectively. The revolving loans, including accrued interest, have been reflected as a current liability in the accompanying balance sheet.



PROPERTY, PLANT AND EQUIPMENT



     Property, plant and equipment are recorded at cost. Additions to property, plant and equipment generally include material, labor, and overhead. The Company licenses the right to use the majority of its fiber optic cable from TW Cable divisions, in which they are co-located. The cost of these use rights is capitalized and reflects an allocable share of TW Cable's costs, which generally reflects the incremental costs incurred by TW Cable to construct the fiber. Such amounts do not always reflect TW Cable's total costs of constructing the distribution plant. Depreciation is provided on the straight-line method over estimated useful lives as follows:



Buildings and improvements.............................................    5-20 years
Communications networks................................................    5-15 years
Vehicles and other equipment...........................................    3-10 years
Fiber optic use rights.................................................      15 years



     Property, plant and equipment consist of:



                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1997        1996
                                                                         --------    --------
                                                                             (THOUSANDS)

Buildings and improvements............................................   $ 12,846    $  8,485
Communications networks...............................................    290,618     203,841
Vehicles and other equipment..........................................     46,086      38,250
Fiber optic use rights................................................    134,656     102,132
                                                                         --------    --------
                                                                          484,206     352,708
Less accumulated depreciation.........................................    (69,048)    (29,547)
                                                                         --------    --------
          Total.......................................................   $415,158    $323,161
                                                                         --------    --------
                                                                         --------    --------



INTANGIBLE ASSETS



     Intangible assets primarily consist of goodwill, deferred right of way costs and covenants not to compete, which are amortized over periods up to 20 years using the straight-line method. Amortization expense amounted to $2.0 million, $271,000 and $213,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Accumulated amortization of intangible assets at December 31, 1997 and 1996, amounted to $1.2 million and $920,000, respectively.

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


INCOME TAXES



     No income tax benefits have been provided in the accompanying combined statement of operations because such benefits have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis. On a historical basis, the operating results of the Company have primarily been included in the consolidated U.S. Federal, state and local income tax returns of Time Warner or subsidiaries of Time Warner. Time Warner has not, and will not, compensate the Company for the utilization of the Company's losses.



LOSS PER SHARE



     In February 1997, the FASB issued Statement No. 128, 'Earnings per Share' ('FAS 128'), effective for periods ending after December 15, 1997. The new rules establish simplified standards for computing and presenting earnings per share. The Company's adoption of FAS 128 did not have a material effect on its financial statements.



2. MERGERS AND ACQUISITIONS



     On April 1, 1995, in connection with the formation of TWEAN, A/N contributed certain telecommunication investments to the Company, consisting of
(i) various telecommunication partnerships serving the New York area (the 'Hyperion Partnerships'), including a 20% interest in Buffalo (the 'Buffalo Operations'), a 50% interest in Syracuse (the 'Syracuse Operations'), a 50% interest in Albany (the 'Albany Operations') and an 80% interest in Binghamton (the 'Binghamton Operations') and (ii) the remaining 50% interest not already owned by the Company of a telecommunications partnership serving the Charlotte, North Carolina area (the 'Charlotte Operations'). The net assets contributed were recorded at an historical cost of $7.4 million. In connection with this transaction, the Company consolidated the Charlotte Operations effective April 1, 1995 as a result of its 100% ownership interest therein.


     On July 6, 1995, Time Warner acquired KBLCOM, a cable television company which also owned a telephony operation in San Antonio, Texas. The net assets of the San Antonio telephony operation were acquired at fair market value and totaled $8.6 million, consisting of: property, plant and equipment, net of $7.8 million; other current and noncurrent assets of $1.0 million; and other current liabilities of $200,000.

3. INVESTMENTS


     Since April 1995, the Company has owned various interests in the Hyperion Partnerships, a group of telecommunication partnerships serving the Buffalo, Syracuse, Albany and Binghamton, New York areas. These interests were all previously accounted for under the equity method of accounting.



     In September 1997, the Company completed a series of transactions, whereby it sold its interests in the Buffalo Operations and Syracuse Operations in exchange for $7.0 million of cash and all of the minority interests in the Albany Operations and Binghamton Operations (collectively, the 'Hyperion Transactions'). Accordingly, effective September 1997, the Company has consolidated the Albany Operations and Binghamton Operations as a result of its 100% ownership interests therein. The net assets of the Albany Operations and Binghamton Operations are not material to the Company's financial position.



     The Company accounted for the acquisition of the minority interests in the Albany Operations and Binghamton Operations under the purchase method of accounting for business combinations. In connection with the Hyperion Transactions, the Company recognized a gain of approximately $11.0 million.


4. STOCKHOLDERS' EQUITY


     At December 31, 1997, all the assets and liabilities of the Company were beneficially owned by Time Warner and US WEST, Inc. ('US WEST'), which, through certain subsidiaries, are partners in TWE. The assets and liabilities of the Company were also beneficially owned by A/N through TWEAN. Time Warner and certain

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


of its subsidiaries, US WEST and certain of its subsidiaries and A/N are collectively referred to herein as the 'Existing Stockholders'.


5. LOANS PAYABLE TO THE PARENT COMPANIES


     Effective July 1, 1997, all of the Company's financing requirements began to be funded with loans from the Parent Companies. These loans are due on demand and bear interest at the prime rate which was 8.5% at December 31, 1997. Interest expense relating to these loans totaled approximately $1.5 million in 1997.


6. BENEFIT PLANS

     The Company participates in the Time Warner Cable Pension Plan (the 'Pension Plan'), a noncontributory defined benefit pension plan which covers approximately 75% of all employees. The remaining 25% of employees are participating in a pension plan under the administration of US WEST, their previous employer. The Company also participates in the Time Warner Cable Employees Savings Plan (the 'Savings Plan'), a defined contribution plan. Both the Pension Plan and Savings Plan are administered by a committee appointed by the Board of Representatives of TWE and cover substantially all employees.

     Benefits under the Pension Plan are determined based on formulas which reflect employees' years of service and compensation levels during their employment period. Total pension cost was $1.7 million, $1.2 million and $900,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company's contributions to the Savings Plan can represent up to 6.67% of the employees' compensation during the plan year. TWE's Board of Representatives has the right in any year to set the maximum amount of the Company's annual contribution. Defined contribution plan expense was $710,000, $606,000 and $410,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

7. RELATED PARTY TRANSACTIONS

     In the normal course of conducting its businesses, the Company has various transactions with the Parent Companies, generally on terms resulting from negotiation between the affected units that, in management's view, results in reasonable allocations.


     The Company's local operations, which in certain cases are co-located with TW Cable divisions, are allocated a charge for various overhead expenses for services provided by TW Cable. These allocations are based on direct labor, total expenses, or headcount relative to each division. The Company is also allocated rent based on the square footage of space occupied by the Company at TW Cable facilities. The aggregate of these charges totaled approximately $4.4 million, $4.3 million and $2.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.



     The combined statement of operations include consulting charges from US WEST, in 1995 only, for the use of certain employees on a temporary basis and pension costs for certain employees of the Company who remain on the US WEST pension plan. Consulting fees approximated $522,000 for the year ended December 31, 1995. There were no charges for consulting in 1997 and 1996. Pension costs were approximately $624,000, $500,000 and $450,000 for the years ended December 31, 1997, 1996 and 1995, respectively.



     The Company licenses the right to use the majority of its fiber optic cable from TW Cable. The Company paid TW Cable $32.5 million, $41.3 million, and $46.9 million in the years ended December 31, 1997, 1996 and 1995, respectively, under this arrangement. Such costs have been capitalized by the Company. The amortization of these costs and fiber previously capitalized in the amount of $7.1 million, $5.0 million and $2.1 million for the years ended December 31, 1997, 1996 and 1995, respectively, has been classified as a component of depreciation and amortization in the accompanying combined statement of operations. In addition, under this licensing arrangement, the Company reimburses TW Cable for facility maintenance and pole rental costs, which costs amounted to $1.7 million, $1.3 million and $648,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


     Effective July 1, 1997, all of the Company's financing requirements began to be funded with loans from the Parent Companies. Interest expense relating to these loans totaled approximately $1.5 million in 1997.


8. INCOME TAXES

     There are no current income taxes payable based on the Company's operating losses.


     The pro forma deferred tax assets and liabilities calculated on a separate-company basis consistent with the liability method prescribed by FASB Statement No. 109, 'Accounting for Income Taxes' are as follows:



                                                                                    DECEMBER 31,
                                                                                ---------------------
                                                                                  1997         1996
                                                                                ---------    --------
                                                                                     (THOUSANDS)

Deferred tax assets:
     Allowance for doubtful accounts.........................................   $     312    $     78
     Tax losses utilized by Time Warner......................................     134,365      87,171
                                                                                ---------    --------
     Total gross deferred tax assets.........................................     134,677      87,249
     Less: valuation allowance...............................................    (102,679)    (74,275)
                                                                                ---------    --------
     Net deferred tax assets.................................................      31,998      12,974
                                                                                ---------    --------

Deferred tax liabilities:
     Depreciation and amortization...........................................     (30,583)    (11,662)
     Investments.............................................................      (1,415)     (1,312)
                                                                                ---------    --------
          Total gross deferred tax liabilities...............................     (31,998)    (12,974)
                                                                                ---------    --------
     Net deferred tax assets.................................................   $  --        $  --
                                                                                ---------    --------
                                                                                ---------    --------



     In 1997, 1996 and 1995, the net income tax benefits of approximately $28.4 million, $34.6 million and $20.5 million, respectively, have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis.



     On a pro forma basis, had the Company been operating on a stand alone basis, the Company would have had net operating loss carryforwards for tax purposes of approximately $281.5 million during the three years ended December 31, 1997. However, at December 31, 1997, the Company, which operated as a partnership for tax purposes during the periods presented herein, has no net operating loss carryforwards for tax purposes because such losses were primarily allocated to and utilized by Time Warner and its affiliates. The Company has not, and will not, be compensated for such losses. Consequently, without the tax benefit for losses utilized by Time Warner, the Company would have a net deferred tax liability of approximately $31.7 million at December 31, 1997.


9. COMMITMENTS AND CONTINGENCIES

     The Company has noncancelable operating leases for office space and switching facilities expiring over various terms. Rental expense for all operating leases totaled $5.4 million, $4.2 million and $3.2 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     The minimum rental commitments under noncancelable operating leases are:
1998-$1.3 million; 1999-$2.8 million; 2000-$2.8 million; 2001-$2.9 million and after 2002-$13.8 million.

     Historically, the Company has relied on TW Cable's fiber in constructing its own networks. In addition, most of the new markets in which management plans to operate or construct networks are located in areas where TW Cable has already made substantial infrastructure investments. The failure of the Company to license additional fiber optic capacity from TW Cable could materially affect the Company's future business and operations.

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Pending legal proceedings are substantially limited to litigation incidental to the business of the Company. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the Company's financial statements.

10. OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

                                                                              DECEMBER 31,
                                                                           ------------------
                                                                            1997       1996
                                                                           -------    -------
                                                                              (THOUSANDS)

Accrued salaries and employee costs.....................................   $13,103    $ 8,591
Property and other taxes................................................     7,682      5,187
Accrued expenses........................................................     6,227      2,860
Other...................................................................     2,292      1,155
                                                                           -------    -------
          Total.........................................................   $29,304    $17,793
                                                                           -------    -------
                                                                           -------    -------

11. SUBSEQUENT EVENTS (UNAUDITED)

     The Company is expected to complete a reorganization under which the Company's authorized capital will include two classes of common stock, Class A Common Stock and Class B Common Stock, which will be identical in all respects except that holders of Class A Common Stock will be entitled to one vote per share and holders of Class B Common Stock will be entitled to 10 votes per share on all matters submitted to a vote of stockholders and except that only holders of Class B Common Stock, voting separately as a class, will be entitled to vote on certain matters. The Existing Stockholders will contribute their respective assets and liabilities of the Company's business to the Company and in return will receive all the outstanding shares of the Class B Common Stock. The Company also expects to complete a public offering of the Class A Common Stock.

                            TIME WARNER TELECOM INC.
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


                                                                                 ADDITIONS/
                                                                   BALANCE AT    CHARGES TO                  BALANCE AT
                                                                   BEGINNING     COSTS AND                     END OF
                                                                   OF PERIOD      EXPENSES     DEDUCTIONS      PERIOD
                                                                   ----------    ----------    ----------    ----------
                                                                                       (THOUSANDS)

For the Year ended December 31, 1997:
     Allowance for doubtful accounts receivable.................      $193         $1,213        $ (630)        $776

For the Year ended December 31, 1996:
     Allowance for doubtful accounts receivable.................      $ 21         $  271        $  (99)        $193

For the Year ended December 31, 1995:
     Allowance for doubtful accounts receivable.................      $ --         $   24        $   (3)        $ 21

                            TIME WARNER TELECOM INC.
                             COMBINED BALANCE SHEET



                                                                                          MARCH 31,    DECEMBER 31,
                                                                                            1998           1997
                                                                                          ---------    ------------
                                                                                                 (UNAUDITED)
                                                                                                 (THOUSANDS)

                                        ASSETS
Current assets
     Receivables, less allowances of $1,030 and $776...................................   $  11,712      $  8,882
     Prepaid expenses..................................................................         814         1,192
                                                                                          ---------    ------------
          Total current assets.........................................................      12,526        10,074
     Investments in unconsolidated affiliates..........................................       4,318         4,376
     Property, plant and equipment.....................................................     508,988       484,206
     Less: accumulated depreciation....................................................     (80,669)      (69,048)
                                                                                          ---------    ------------
                                                                                            428,319       415,158
     Intangible assets, net............................................................       8,312         8,469
                                                                                          ---------    ------------
          Total assets.................................................................   $ 453,475      $438,077
                                                                                          ---------    ------------
                                                                                          ---------    ------------

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable..................................................................   $  21,810      $ 32,908
     Loans payable to the Parent Companies (including $3,552 and $1,544 of accrued
      interest, respectively)..........................................................     117,547        75,475
     Other current liabilities.........................................................      35,516        29,304
                                                                                          ---------    ------------
          Total current liabilities....................................................     174,873       137,687
Stockholders' equity
     Paid-in capital...................................................................     555,807       555,807
     Accumulated deficit...............................................................    (277,205)     (255,417)
                                                                                          ---------    ------------
          Total stockholders' equity...................................................     278,602       300,390
                                                                                          ---------    ------------
          Total liabilities and stockholders' equity...................................   $ 453,475      $438,077
                                                                                          ---------    ------------
                                                                                          ---------    ------------



                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                        COMBINED STATEMENT OF OPERATIONS



                                                                                               THREE MONTHS ENDED
                                                                                                   MARCH 31,
                                                                                              --------------------
                                                                                                1998        1997
                                                                                              --------    --------
                                                                                                  (UNAUDITED)
                                                                                               (THOUSANDS, EXCEPT
                                                                                                PER SHARE DATA)

Revenues:
     Dedicated transport services..........................................................   $ 16,733    $  8,301
     Switched services.....................................................................      5,315       1,852
                                                                                              --------    --------
          Total revenues...................................................................     22,048      10,153
                                                                                              --------    --------
Costs and expenses:
     Operating(a)..........................................................................     13,519       8,384
     Selling, general and administrative(a)................................................     16,316      11,985
     Depreciation and amortization(a)......................................................     11,932       8,842
                                                                                              --------    --------
          Total costs and expenses.........................................................     41,767      29,211
                                                                                              --------    --------
Operating loss.............................................................................    (19,719)    (19,058)
Equity in losses of unconsolidated affiliates..............................................        (58)       (593)
Interest expense(a)........................................................................     (2,011)      --
                                                                                              --------    --------
Net loss...................................................................................   $(21,788)   $(19,651)
                                                                                              --------    --------
                                                                                              --------    --------
Pro forma basic and diluted loss per common share..........................................   $  --       $  --
                                                                                              --------    --------
                                                                                              --------    --------
Pro forma average common shares............................................................      --          --
                                                                                              --------    --------
                                                                                              --------    --------
(a) Includes expenses resulting from transactions with affiliates (Note 3):
     Operating.............................................................................   $    513    $    433
                                                                                              --------    --------
                                                                                              --------    --------
     Selling, general and administrative...................................................   $    765    $  1,428
                                                                                              --------    --------
                                                                                              --------    --------
     Depreciation and amortization.........................................................   $  2,193    $  1,625
                                                                                              --------    --------
                                                                                              --------    --------
     Interest expense......................................................................   $  2,008    $  --
                                                                                              --------    --------
                                                                                              --------    --------



                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                        COMBINED STATEMENT OF CASH FLOWS



                                                                                               THREE MONTHS ENDED
                                                                                                   MARCH 31,
                                                                                              --------------------
                                                                                                1998        1997
                                                                                              --------    --------
                                                                                                  (UNAUDITED)
                                                                                                  (THOUSANDS)

OPERATIONS
Net loss...................................................................................   $(21,788)   $(19,651)
Adjustments for noncash and nonoperating items:
Depreciation and amortization..............................................................     11,932       8,842
Equity in loss of unconsolidated affiliates................................................         58         593
Changes in operating assets and liabilities:
     Accounts receivable and other current assets..........................................     (2,452)     (2,473)
     Accounts payable and other current liabilities........................................     (2,878)    (15,556)
     Other balance sheet changes...........................................................         25        (449)
                                                                                              --------    --------
Cash used in operations....................................................................    (15,103)    (28,694)
                                                                                              --------    --------

INVESTING ACTIVITIES
Capital expenditures.......................................................................    (24,961)    (14,261)
Investments and acquisitions...............................................................      --             28
                                                                                              --------    --------
Cash used in investing activities..........................................................    (24,961)    (14,233)
                                                                                              --------    --------

FINANCING ACTIVITIES
Proceeds from loans from the Parent Companies..............................................     59,166       --
Capital contributions from the Parent Companies............................................      --         50,814
Repayment of loans from the Parent Companies...............................................    (19,102)      --
Distributions to the Parent Companies......................................................      --         (7,887)
                                                                                              --------    --------
Cash provided by financing activities......................................................     40,064      42,927
                                                                                              --------    --------

INCREASE IN CASH AND EQUIVALENTS...........................................................      --          --

CASH AND EQUIVALENTS AT BEGINNING OF PERIOD................................................      --          --
                                                                                              --------    --------

CASH AND EQUIVALENTS AT END OF PERIOD......................................................   $  --       $  --
                                                                                              --------    --------
                                                                                              --------    --------



                             See accompaning notes.

                            TIME WARNER TELECOM INC.
             COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                                                           TOTAL
                                                                            PAID-IN     ACCUMULATED    STOCKHOLDERS'
                                                                            CAPITAL       DEFICIT         EQUITY
                                                                            --------    -----------    -------------
                                                                                          (UNAUDITED)
                                                                                          (THOUSANDS)

BALANCE AT DECEMBER 31, 1997.............................................   $555,807     $(255,417)      $ 300,390
Net loss.................................................................      --          (21,788)        (21,788)
                                                                            --------    -----------    -------------
BALANCE AT MARCH 31, 1998................................................   $555,807     $(277,205)      $ 278,602
                                                                            --------    -----------    -------------
                                                                            --------    -----------    -------------



                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)



1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



DESCRIPTION OF BUSINESS



     Time Warner Telecom Inc. (the 'Company') is a facilities-based competitive local telecommunications services provider ('CLEC') in selected metropolitan markets across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers. The business of the Company was commenced in 1993 by Time Warner Cable ('TW Cable'), a division of Time Warner Entertainment Company, L.P. ('TWE'), and reflects the combined commercial telecommunication operations under the ownership or management control of TW Cable. These operations consist of the commercial telecommunication operations of Time Warner Inc. and certain of its subsidiaries ('Time Warner') and the Time Warner Entertainment-Advance/Newhouse Partnership ('TWEAN') that were acquired or formed in 1995, as well as the pre-existing commercial telecommunication operations of TWE (collectively, TWE, TWEAN and Time Warner are referred to herein as the 'Parent Companies').



     To date, the majority of the Company's revenues have been derived from the provision of 'private line' or 'direct access' telecommunications services. Because the Company has deployed switches in 16 of its 19 markets, management expects that a growing portion of the Company's revenues will be derived from providing switched services. The Company's customers are principally telecommunications-intensive business end-users, IXCs, ISPs, wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications products and services, including dedicated transmission, local switched, data and video transmission services and Internet services. In addition, the Company benefits from its strategic relationship with TW Cable both through access rights and cost-sharing. As a result, the Company's networks have been constructed primarily through the use of fiber capacity licensed from TW Cable.



BASIS OF PRESENTATION



     The combined financial statements of the Company reflect the 'carved out' historical financial position, results of operations, cash flows and changes in stockholders' equity of the commercial telecommunication operations of the Parent Companies as if they had been operating as a separate company. Although these financial statements are presented as if the Company had operated as a corporation, the Company operated as a partnership for tax purposes and continued to operate in a partnership structure through March 31, 1998. The combined statement of operations has been adjusted to retroactively reflect an allocation of certain expenses pursuant to the final terms of the related agreements, primarily relating to office rent, overhead charges for various administrative functions performed by TW Cable and certain facility maintenance and pole rental costs. These allocations were required to reflect all costs of doing business and have been based on various methods (Note 3), which management believes result in reasonable allocations of such costs.



     The accompanying financial statements are unaudited but, in the opinion of management, contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the financial position and the results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles applicable to interim periods. The accompanying financial statements should be read in conjunction with the audited combined financial statements of the Company for the year ended December 31, 1997.



2. LOANS PAYABLE TO THE PARENT COMPANIES



     Effective July 1, 1997, all of the Company's financing requirements began to be funded with loans from the Parent Companies. These loans are due on demand and bear interest at the prime rate which was 8.5% at March 31, 1998. Interest expense relating to these loans totaled approximately $2.0 million for the three months ended March 31, 1998.

                            TIME WARNER TELECOM INC.
              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED
                                  (UNAUDITED)



3. RELATED PARTY TRANSACTIONS



     In the normal course of conducting its businesses, the Company has various transactions with the Parent Companies, generally on terms resulting from negotiation between the affected units that, in management's view, results in reasonable allocations.



     The Company's local operations, which in certain cases are co-located with TW Cable divisions, are allocated a charge for various overhead expenses for services provided by TW Cable. These allocations are based on direct labor, total expenses, or headcount relative to each division. The Company is also allocated rent based on the square footage of space occupied by the Company at TW Cable facilities. The aggregate of these charges totaled approximately $614,000 and $1.3 million for the three months ended March 31, 1998 and 1997, respectively.



     The combined statement of operations includes pension costs for certain employees of the Company who remain on the US WEST, Inc. ('US WEST') pension plan. Pension costs were approximately $151,000 and $157,000 for the three months ended March 31, 1998 and 1997, respectively.



     The Company licenses the right to use the majority of its fiber optic cable from TW Cable. The Company paid TW Cable approximately $1.2 million and $5.6 million in the three months ended March 31, 1998 and 1997, respectively, under this arrangement. Such costs have been capitalized by the Company. The amortization of these costs and fiber previously capitalized in the amount of approximately $2.2 million and $1.6 million for the three months ended March 31, 1998 and 1997, respectively, has been classified as a component of depreciation and amortization in the accompanying combined statement of operations. In addition, under this licensing arrangement, the Company reimburses TW Cable for facility maintenance and pole rental costs, which costs amounted to $513,000 and $433,000 for the three months ended March 31, 1998 and 1997, respectively.



     Effective July 1, 1997, all of the Company's financing requirements began to be funded with loans from the Parent Companies. Interest expense relating to these loans totaled approximately $2.0 million for the three months ended March 31, 1998.


4. COMMITMENTS AND CONTINGENCIES

     Pending legal proceedings are substantially limited to litigation incidential to the business of the Company. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the Company's financial statements.

5. SUBSEQUENT EVENTS


     At March 31, 1998, all the assets and liabilities of the Company were beneficially owned by Time Warner and US WEST which, through certain subsidiaries, are partners in TWE. The assets and liabilities of the Company were also beneficially owned by Advance/Newhouse Partnership ('A/N') through TWEAN. Time Warner and certain of its subsidiaries, US WEST and certain of its subsidiaries and A/N are collectively referred to herein as the 'Existing Stockholders'.


     The Company is expected to complete a reorganization under which the Company's authorized capital will include two classes of common stock, Class A Common Stock and Class B Common Stock, which will be identical in all respects except that holders of Class A Common Stock will be entitled to one vote per share and holders of Class B Common Stock will be entitled to 10 votes per share on all matters submitted to a vote of stockholders and except that only holders of Class B Common Stock, voting separately as a class, will be entitled to vote on certain matters. The Existing Stockholders will contribute their respective assets and liabilities of the Company's business to the Company and in return will receive all the outstanding shares of the Class B Common Stock. The Company also expects to complete a public offering of the Class A Common Stock.

                                     [Logo]

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]



PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED MAY 26, 1998


                                     SHARES
                                     [LOGO]

                            TIME WARNER TELECOM INC.
                              CLASS A COMMON STOCK

                            ------------------------


ALL OF THE          SHARES OF CLASS A COMMON STOCK OFFERED HEREBY ARE BEING SOLD
BY THE COMPANY. OF THE          SHARES OF CLASS A COMMON STOCK BEING OFFERED
  HEREBY,        SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES
  AND CANADA BY THE INTERNATIONAL UNDERWRITERS AND       SHARES ARE BEING
     OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S.
     UNDERWRITERS. SEE 'UNDERWRITERS.' PRIOR TO THE STOCK OFFERING, THERE
      HAS BEEN NO PUBLIC MARKET FOR THE CLASS A COMMON STOCK OF THE
      COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC
        OFFERING PRICE PER SHARE WILL BE BETWEEN $       AND $       .
        SEE 'UNDERWRITERS' FOR A DISCUSSION OF THE FACTORS CONSIDERED IN
                 DETERMINING THE INITIAL PUBLIC OFFERING PRICE.



CONCURRENTLY WITH THE STOCK OFFERING, THE COMPANY WILL MAKE A PUBLIC OFFERING OF
$        MILLION PRINCIPAL AMOUNT OF ITS SENIOR NOTES DUE 2008 AND $
   MILLION PRINCIPAL AMOUNT AT MATURITY OF ITS SENIOR DISCOUNT NOTES DUE
  2008. THE CLOSING OF THE NOTES OFFERING IS CONDITIONED UPON THE CLOSING
     OF THE STOCK OFFERING, BUT THE CLOSING OF THE STOCK OFFERING IS NOT CONDITIONED UPON THE CLOSING OF THE NOTES OFFERING. THE COMPANY HAS
      TWO CLASSES OF AUTHORIZED COMMON STOCK CONSISTING OF CLASS A COMMON
      STOCK OFFERED HEREBY AND CLASS B COMMON STOCK. THE SHARES OF
        COMMON STOCK ARE SUBSTANTIALLY IDENTICAL, EXCEPT THAT HOLDERS OF
        CLASS A COMMON STOCK ARE ENTITLED TO ONE VOTE PER SHARE AND
        HOLDERS OF CLASS B COMMON STOCK ARE ENTITLED TO 10 VOTES PER
        SHARE ON ALL MATTERS SUBMITTED TO A VOTE OF STOCKHOLDERS AND
          EXCEPT THAT CERTAIN MATTERS REQUIRE THE APPROVAL OF 100% OF
          THE OUTSTANDING CLASS B COMMON STOCK, VOTING SEPARATELY AS
           A CLASS. SEE 'DESCRIPTION OF CAPITAL STOCK.' UPON
           COMPLETION OF THE STOCK OFFERING, AFFILIATES OF THE
             COMPANY WILL RETAIN APPROXIMATELY   % OF THE COMBINED
                    VOTING POWER OF THE OUTSTANDING COMMON
                      STOCK. SEE 'PRINCIPAL STOCKHOLDERS.'


                            ------------------------


THE CLASS A COMMON STOCK IS EXPECTED TO BE APPROVED FOR QUOTATION ON THE NASDAQ
       NATIONAL MARKET OF THE NASDAQ STOCK MARKET UNDER THE SYMBOL 'TWTC'


                            ------------------------

      SEE 'RISK FACTORS' BEGINNING ON PAGE 11 FOR INFORMATION THAT SHOULD
                    BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------
                           PRICE $           A SHARE
                            ------------------------

                                                                                        UNDERWRITING
                                                                  PRICE TO             DISCOUNTS AND              PROCEEDS TO
                                                                   PUBLIC             COMMISSIONS (1)             COMPANY (2)
                                                            --------------------  ------------------------  ------------------------
Per Share.................................................           $                       $                          $
Total (3).................................................      $                     $                           $

------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriters.'
    (2)  Before deducting expenses payable by the Company estimated at
         $         .
    (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional Shares of Class A Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts
         and commissions and proceeds to Company will be $       , $       , and
         $       , respectively. See 'Underwriters.'

                            ------------------------


    The Shares of Class A Common Stock are offered, subject to prior sale, when, as and if issued to and accepted by the Underwriters named herein and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the Shares of Class A Common Stock
will be made on or about             , 1998 at the office of Morgan Stanley &
Co. Incorporated, New York, NY, against payment therefor in immediately available funds.


                            ------------------------
                          JOINT BOOK-RUNNING MANAGERS
MORGAN STANLEY DEAN WITTER                                       LEHMAN BROTHERS
              , 1998


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.
A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the expenses of issuance and distribution of the shares of Class A Common Stock registered hereunder on Form S-1, other than underwriting discounts and commissions. All amounts except the Registration Fee are estimated.

Registration Fee.............................................................................   $51,625
Nasdaq National Market Listing Fee...........................................................      *
NASD Filing Fee..............................................................................      *
Printing and Engraving Fees..................................................................      *
Blue Sky Fees and Expenses...................................................................      *
Legal Fees and Expenses......................................................................      *
Accounting Fees and Expenses.................................................................      *
Registrar and Transfer Agent's Fees..........................................................      *
Miscellaneous................................................................................      *
                                                                                                -------
     Total...................................................................................   $  *
                                                                                                -------
                                                                                                -------

------------

*  To be filed by amendment.

     All of the above expenses have been or will be paid by Time Warner Telecom Inc.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Article VI of the Restated Certificate of Incorporation (the 'Restated Certificate of Incorporation') of Time Warner Telecom Inc. (the 'Company') provides that to the fullest extent permitted under the General Corporation Law of the State of Delaware (the 'DGCL'), a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.



     Section 102(b)(7) of the DGCL, provides that a corporation may eliminate or limit the personal liability of a director (or certain persons who, pursuant to the provisions of the certificate of incorporation, exercise or perform duties conferred or imposed upon directors by the DGCL) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.



     Under Section 145 of the DGCL, in general, a corporation may indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding to which they may be made parties by reason of their being or having been directors, officers, employees or agents if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Article VIII of the Restated Certificate of Incorporation provides that the Company shall indemnify its officers, directors, employees and agents to the full extent permitted by Delaware law.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the Company has not sold any securities without registration under the Securities Act.

ITEM 16. EXHIBITS

     (a) Exhibits:

                            TIME WARNER TELECOM INC.

                                  EXHIBIT LIST


EXHIBIT
NUMBER                                               DESCRIPTION OF EXHIBIT
-------   ------------------------------------------------------------------------------------------------------------
   1.1    -- Form of Purchase Agreement*
   2.1    -- Reorganization Agreement*
   3.1    -- Restated Certificate of Incorporation of the Company*
   3.2    -- Restated By-laws of the Company*
   4.1    -- Stockholders Agreement, among the Company, Time Warner Companies, Inc., American Television and
             Communications Corporation, Warner Communications, Inc., TW/TAE Inc., U S WEST Multimedia Communications,
             Inc. and Advance/Newhouse Partnership.*
   4.2    -- Form of Indenture, between the Company and                          , as Trustee*
   5      -- Opinion of Cravath, Swaine and Moore*
  10.1    -- Lease, between Quebec Court Joint Venture No. 2, Landlord, and Intelligent Advanced Systems, Inc.,
             Tenant, dated June 3, 1994*
  10.2    -- Agreement for Assignment of Lease, dated September 12, 1997, between Ingram Micro Inc. and Time Warner
             Communications Holdings Inc.*
  10.3    -- First Amendment to Lease, dated October 15, 1997, by Carramerica Realty, L.P. and Time Warner
             Communications Holdings Inc.*
  10.4    -- Time Warner Telecom Inc. 1998 Stock Option Plan*
  10.5    -- Employment Agreement between the Company and        *
  21      -- Subsidiaries of the Company*
  23.1    -- Consent of Ernst & Young LLP, Independent Public Accountants
  23.2    -- Consent of Cravath, Swaine & Moore (included in Exhibit 5)*
  24.1    -- Power of Attorney of the Company's Directors (contained on signatures page)
  24.2    -- Power of Attorney of the Company's Principal Executive Officer
  27      -- Financial Data Schedule*


------------

*  To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 14 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The Company hereby undertakes that:

          1. For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed part of this Registration Statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed to be the initial bona fide offering thereof.

          3. It will provide the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, Time Warner Telecom Inc. has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on May 26, 1998.


                                          TIME WARNER TELECOM INC.


                                          By         /s/ David J. Rayner
                                            ....................................
                                                      DAVID J. RAYNER
                                                  VICE PRESIDENT, FINANCE


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen A. McPhie and David J. Rayner, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments and post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


                        SIGNATURE                                          TITLE                       DATE
----------------------------------------------------------  ------------------------------------   ------------

(i) Principal Executive Officer

                  /s/ Stephen A. McPhie                     President and Chief Executive          May 26, 1998
 .........................................................  Officer
                    STEPHEN A. MCPHIE

(ii) Principal Financial and Accounting Officer

                            /s/ David J. Rayner             Vice President, Finance                May 26, 1998
 .........................................................
                     DAVID J. RAYNER

(iii) Directors

                         /s/ Richard J. Bressler            Director                               May 26, 1998
 .........................................................
                   RICHARD J. BRESSLER

                                                            Director                               May 26, 1998
 .........................................................
                      PETER R. HAJE

                            /s/ Spencer B. Hays             Director                               May 26, 1998
 .........................................................
                     SPENCER B. HAYS

* By:.....................................................
                     ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


                                               DESCRIPTION OF DOCUMENT                                           PAGE
       -------------------------------------------------------------------------------------------------------   ----

 1.1   -- Form of Purchase Agreement*.........................................................................
 2.1   -- Reorganization Agreement*...........................................................................
 3.1   -- Restated Certificate of Incorporation of the Company*...............................................
 3.2   -- Restated By-laws of the Company*....................................................................
 4.1   -- Stockholders Agreement, among the Company, Time Warner Companies, Inc., American Television and
          Communications Corporation, Warner Communications, Inc., TW/TAE Inc., U S WEST Multimedia
          Communications, Inc. and Advance/Newhouse Partnership*..............................................
 4.2   -- Form of Indenture, between the Company and                          , as Trustee*...................
 5     -- Opinion of Cravath, Swaine and Moore*...............................................................
10.1   -- Lease, between Quebec Court Joint Venture No. 2, Landlord, and Intelligent Advanced Systems, Inc.,
          Tenant, dated June 3, 1994*.........................................................................
10.2   -- Agreement for Assignment of Lease, dated September 12, 1997, between Ingram Micro Inc. and Time
          Warner Communications Holdings Inc.*................................................................
10.3   -- First Amendment to Lease, dated October 15, 1997 by Carramerica Realty, L.P. and Time Warner
          Communications Holdings Inc.*.......................................................................
10.4   -- Time Warner Telecom Inc. 1998 Stock Option Plan*....................................................
10.5   -- Employment Agreement between the Company and                               *........................
21     -- Subsidiaries of the Company*........................................................................
23.1   -- Consent of Ernst & Young LLP, Independent Public Accountants........................................
23.2   -- Consent of Cravath, Swaine & Moore (included in Exhibit 5)*.........................................
24.1   -- Power of Attorney of the Company's Directors (contained on signatures page).........................
24.2   -- Power of Attorney of the Company's Principal Executive Officer......................................
27     -- Financial Data Schedule*


------------


     Unless otherwise indicated, the exhibits have been previously filed as part of this Registration Statement.


*  To be filed by amendment.